As filed with the Securities and Exchange Commission on October 28, 2025.
Securities Act File No. 333-274497
File No. 814-00908

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2

☒    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐    PRE-EFFECTIVE AMENDMENT NO.
☒    POST-EFFECTIVE AMENDMENT NO. 3
Prospect Floating Rate and Alternative Income Fund, Inc.
(Exact name of registrant as specified in charter)

10 East 40th Street, 42nd Floor
New York, NY 10016
(212) 448-0702
(Address and telephone number, including area code, of principal executive offices)

Kristin Van Dask
Chief Financial Officer
Prospect Floating Rate and Alternative Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name and address of agent for service)

WITH A COPY TO
Cynthia Beyea, Esq.
Dechert LLP
1900 K Street, NW
Washington, D.C. 20006-1110
Tel: (202) 261-3300

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Securities Act File No. 333-274497
File No. 814-00908
Prospectus
Prospect Floating Rate and Alternative Income Fund, Inc.
Class S, Class D and Class I Shares of Common Stock
Maximum Offering of $300,000,000
Prospect Floating Rate and Alternative Income Fund, Inc. (“we,” “us,” “our,” “PFLOAT,” the “Fund” or the “Company”) is an externally managed, non-diversified, closed-end management investment company, organized as a Maryland corporation, that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act“). We have elected, and intend to qualify annually, to be taxed for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Under normal market conditions, we will invest at least 80% of our net assets (plus any borrowings for investment purposes) in floating rate loans and other income producing investments. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect that at least 70% of our portfolio of investments will consist primarily of directly originated or syndicated senior secured first lien loans, directly originated or syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of middle market companies in a broad range of industries. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). We expect that up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as collateralized loan obligations, or CLOs, which we referred to as “Subordinated Structured Notes” or “SSNs”. The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which is often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. Our investment portfolio is expected to consist primarily of debt securities. Our target credit investments are expected to typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size may vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to make our investments directly through the primary issuance by the borrower or in the secondary market. “Risk-adjusted returns” refers to a measure of investment return per unit of risk and provides a framework to compare and evaluate investment opportunities with differing risk/return profiles. The term “risk-adjusted returns” does not imply that we employ low-risk strategies or that an investment should be considered a low-risk or no risk investment.
We are offering on a continuous basis up to $300,000,000 in any combination of amount of shares of Class S, Class D and Class I common stock (collectively, the “Common Stock”). The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Stock sold in this offering will equal our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that Preferred Capital Securities, LLC (the “Dealer Manager”), will use its best efforts to sell Common Stock in this offering, but is not obligated to purchase or sell any specific amount of shares in this offering.
Investing in our Common Stock may be considered speculative and involves a high degree of risk. You should purchase our Common Stock only if you can afford the complete loss of your investment. See “Risk Factors” beginning on page 31 of this prospectus. Also consider the following:
•Our shares are not listed on any exchange and you should not expect to be able to resell your shares. See "Risk Factors-Risks Relating to this Offering and Our Common Stock" and "Non-Exchange Traded BDC."
•If you are able to sell your shares, you likely will receive less than your purchase price.
•We do not intend to list our shares on any securities exchange and we do not expect a secondary market in our shares to develop.
•Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
•We have not identified any specific investments that we will make with the proceeds of this offering and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our Common Stock. As a result, our offering may be considered a “blind pool” offering.
•An investment in our shares is not suitable for all investors, particularly investors who require short or medium-term liquidity.
•We have implemented a share repurchase program, but only a limited number of shares, if any, will be eligible for repurchase. In addition, any such repurchases will be at the NAV per share of the Company, except that the Company deducts 2.00% from such NAV for shares that have not been outstanding for at least one year. Such share repurchase prices may be lower than the price you paid for your shares in this offering. Our board of directors may amend, suspend or terminate the share repurchase program at any time and there can be no assurance that any shares will be repurchased under the share repurchase program. For more information regarding the limitations in respect of the proposed share repurchase program, see “Share Repurchase Program.”
•A substantial portion of our distributions, if any, may result from expense waivers from our Adviser, which are subject to repayment by us, and may also consist, in whole or in part, of a return of capital. In addition, we may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds and borrowings. If we borrow money to fund distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. You should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense waivers. You should also understand that our future repayments may reduce the distributions that you would otherwise receive.
•The OZK Credit Facility (as defined below) exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage. See "Prospectus Summary-Credit Facility" and "Risks Relating to Debt Financing."
•We expect to use leverage, including through the OZK Credit Facility, which will magnify the potential for loss on amounts invested in us. See "Prospectus Summary-Credit Facility" and "Risks Relating to Debt Financing."
•Investors in our Class S and Class D shares will be subject to ongoing shareholder servicing and/or distribution fees of 0.85% and 0.25%, respectively. See “Description of Our Securities" and "Plan of Distribution."
•An investment in our Common Stock is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”
•An investment in our Common Stock is suitable only for investors with the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in our Common Stock.

•We expect to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. See “Prospectus Summary-Who We Are," "Risks Relating to Our Investments" and Risks Relating to Our Investments in CLOs."
Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Stock is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public(1)	Sales Load(2)	Proceeds to Us, Before Expenses(3)
Maximum Offering(4)	$300,000,000		Up to $300,000,000
Class S Shares, per Share	$4.53	None	$100,000,000
Class D Shares, per Share	$4.53	None	$100,000,000
Class I Shares, per Share	$4.53	None	$100,000,000
(1)Shares of each class of our Common Stock will be offered on a monthly basis at a price per share equal to the NAV per share for such class. As of July 31, 2025, the NAV per share of our Class A and Class I shares was $4.53. Our Class S and Class D shares have not been issued yet and the NAV per share of the new classes will be based off the NAV per share of our Class A and Class I shares.
(2)The Fund will not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares or Class D shares through certain participating brokers, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amounts as they may determine, provided that participating brokers limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Participating brokers will not charge brokerage commissions on Class I shares.
(3)We and, ultimately, holders of certain classes of our Common Stock, will also pay the following shareholder servicing and/or distribution fees to the Dealer Manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to Class I shares. The total amount that will be paid over time depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We and, ultimately, our common shareholders, will also pay or reimburse organization and initial offering expenses and, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. FINRA defines “underwriting compensation” as any payment, right, interest, or benefit received or to be received by a participating member from any source for underwriting, allocation, distribution, advisory and other investment banking services in connection with a public offering. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Plan of Distribution” and “Estimated Use of Proceeds.” We and, ultimately, our common shareholders will also pay certain ongoing offering expenses associated with our continuous offering of Common Stock if such ongoing offering costs are paid by us.
(4)Assumes that all shares are sold in the primary offering, with 1/3 of the gross offering proceeds from the sale of Class S shares, 1/3 from the sale of Class D shares, and 1/3 from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of Common Stock are sold are uncertain and may differ significantly from this assumption. The proceeds may differ from that shown if the then-current NAV at which Common Stock is sold varies from that shown and/or additional Common Stock is registered.

This prospectus contains important information about us that a prospective investor should know before investing in our Common Stock. Please read this prospectus before investing and keep it for future reference. We will file annual, quarterly and current reports, proxy statements and other information about us with the SEC, and additional information about the Registrant will be filed with the Commission and will be available upon written or oral request and without charge. This information will be available free of charge by contacting Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, NY 10016, or by telephone at (212) 448-0702 or on our website at www.pfloat.com. Any future annual or quarterly reports will be available on our website free of charge. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at www.sec.gov, which contains such information.
The date of this prospectus is October 28, 2025

SUITABILITY STANDARDS
Common Stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

●	a gross annual income of at least $70,000 and a net worth of at least $70,000; or
●	a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
Certain states have established suitability standards in addition to the minimum income and net worth standards described above. Common Stock will be sold to investors in these states only if they meet the additional suitability standards set forth below.
Alabama Investors. Investors residing in Alabama may not invest more than 10% of their liquid net worth in us and our affiliates.
California Investors. California residents may not invest more than 10% of their liquid net worth in us and must have either (a) a liquid net worth of $350,000 and annual gross income of $65,000 or (b) a liquid net worth of $500,000.
Idaho Investors. Purchasers residing in Idaho must have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.
Iowa Investors. Investors residing in Iowa must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, investors residing in Iowa who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their net worth in our Common Stock and the common stock of other non-traded BDCs.
Kansas Investors. It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with U.S. generally accepted accounting principles (“GAAP”).
Kentucky Investors. A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
Maine Investors. The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
Massachusetts Investors. In addition to the suitability standards set forth above, Massachusetts investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, a Massachusetts investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of their liquid net worth.
Michigan Investors. No more than 10% of any one Michigan investor’s liquid net worth shall be invested in us and our affiliates.
Mississippi Investors. In addition to the suitability standards set forth above, investors residing in Mississippi may not invest more than 10% of their liquid net worth.
Missouri Investors. In addition to the suitability standards set forth above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in the securities being registered in this offering.
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Nebraska Investors. In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.
New Jersey Investors. New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of their liquid net worth.
New Mexico Investors. In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
North Dakota Investors. Investors residing in North Dakota who are not “accredited investors” as defined in Regulation D under the Securities Act must have a net worth of at least ten times their investment in our Common Stock.
Ohio Investors. Purchasers residing in Ohio may not invest more than 10% of their liquid net worth in us, our affiliates, and other non-traded business development companies. For purposes of Ohio's suitability standard, "liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities.
Oklahoma Investors. Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.
Oregon Investors. In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
Pennsylvania Investors. Investors residing in Pennsylvania may not invest more than 10% of their net worth in our Common Stock.
Puerto Rico Investors. Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
Tennessee Investors. Investors residing in Tennessee who are not “accredited investors” as defined in Regulation D under the Securities Act may not invest more than 10% of their net worth in our Common Stock.
Vermont Investors. Accredited investors in Vermont, as defined in 17 C.F.R. § 230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.
Our investment adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objective and must maintain records for at least six years after the information is used to determine that an investment in our Common Stock is suitable and appropriate for each investor. Relevant information for this purpose includes, at the minimum, the age, investment objectives, investment experience, income, net worth, financial situation, and other investments of the prospective investor, as well as any other pertinent factors. In making this determination, our investment adviser, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

●	meets the minimum income and net worth standards established in the investor’s state;
●	can reasonably benefit from an investment in our Common Stock based on the investor’s overall investment objective and portfolio structure;
●	is able to bear the economic risk of the investment based on the investor’s overall financial situation; and
●	has an apparent understanding of the following:
●	the fundamental risks of the investment;
●	the risk that the investor may lose its entire investment;
●	the lack of liquidity of our Common Stock;
●	the restrictions on transferability of the Common Stock;
●	the background and qualifications of our investment adviser; and
●	the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our Common Stock may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Brokers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for brokers and establishes a “best interest” obligation for brokers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. Reasonable alternatives to the Fund, such as listed entities, exist and may have lower expenses, less complexity, and/or lower investment risk than the Fund. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. Under Regulation Best Interest, high cost, high risk and complex products may require greater scrutiny by broker-dealers and their salespersons before they recommend such products. A participating broker may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. In addition, brokers are required to provide retail investors a brief relationship summary, or Form CRS, that summarizes for the retail investor key information about the broker. Form CRS is different from this prospectus, which contains regarding this offering and the Fund. Investors should refer to the prospectus for detailed information about this offering before deciding to purchase Common Stock. Currently, there is limited administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time.

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We will disclose the NAV per share of each class of our Common Stock for each month when available on our website at https://www.pfloat.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The words “we,” “us,” “our” and the “Fund” refer to Prospect Floating Rate and Alternative Income Fund, Inc., together with its consolidated subsidiaries.
Unless otherwise noted, numerical information relating to the Fund is as of June 30, 2025.
Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements included in this prospectus and any accompanying prospectus supplement, constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus, any accompanying prospectus supplement and other information incorporated herein by reference involve a number of risks and uncertainties, including statements concerning:
•our, or our portfolio companies’, future operating results;
•our business prospects and the prospects of our portfolio companies;
•the return or impact of current or future investments that we expect to make;
•the financial condition and ability of our current and prospective portfolio companies to achieve their objectives;
•difficulty in obtaining financing or raising capital, especially in the current credit and equity environment, and the impact of a protracted decline in the liquidity of credit markets on our and our portfolio companies’ business;
•the adequacy of our cash resources and working capital; and
•the timing of cash flows, if any, from operations of our portfolio companies.
In addition, words such as “anticipate,” “believe,” “expect,” “intend,” “seeks,” “would” and “should” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements in this prospectus are not guarantees of future performance and involve risks, uncertainties and other factors, many of which will be beyond our control and difficult to predict. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:
•the dependence of our future success on the general economy and its impact on the industries in which we invest;
•the impact of global events outside of our control, including the consequences of the ongoing conflict between Russia and Ukraine and in the Middle East, on our and our portfolio companies’ businesses and the global economy;
•uncertainty surrounding inflation and the financial stability of the United States, Europe, and China;
•trade negotiations and related government actions may create regulatory uncertainty for our portfolio companies and our investment strategies and adversely affect the profitability of our portfolio companies;
•the impact of alternative reference rates on our business and certain of our investments;
•the impact of changes in laws or regulations governing our operations or the operations of our portfolio companies; and
•the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments.
Although we believe that the assumptions on which the forward-looking statements in this prospectus are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the statements based on those assumptions could be inaccurate. Accordingly, the inclusion of forward-looking statements in this prospectus should not be regarded as a representation that our plans and objectives will be achieved and you should not place undue reliance on those statements.
We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and, except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to review any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

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PROSPECTUS SUMMARY
This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors” before making a decision to invest in our common stock.
Unless otherwise noted, the terms “we,” “us,” “PFLOAT,” “our,” “the Fund” and the “Company” refer to Prospect Floating Rate and Alternative Income Fund, Inc., a Maryland corporation. Certain other entities having a role in our offering or in our management are referred to as follows and are further described in this prospectus:
“Adviser,” “Investment Adviser,” “Prospect Capital Management,” and “PCM” refer to Prospect Capital Management L.P., a Delaware limited partnership and our investment adviser.
“Administrator” and “Prospect Administration” refers to Prospect Administration LLC, a Delaware limited liability company and our administrator.
Also, the terms “1940 Act” and “Advisers Act” refer to the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, respectively, and the term “Code” refers to the Internal Revenue Code of 1986, as amended.
Who We Are
We were formed as a Maryland corporation on April 29, 2011. We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company, or BDC, under the 1940 Act. We are therefore required to comply with certain regulatory requirements. We have elected to be taxed for U.S. federal income tax purposes, and intend to qualify annually, as a regulated investment company, or RIC, under Subchapter M of the Code. Our Adviser is registered as an investment adviser with the Securities and Exchange Commission, or SEC, under the Advisers Act. Our Adviser manages our portfolio and makes all investment decisions for us, subject to supervision by our board of directors. On June 25, 2014, we satisfied our minimum offering requirement of selling at least $2.5 million in common stock and on October 1, 2014, we commenced our investment operations.
Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Under normal market conditions, we will invest at least 80% of our net assets (plus any borrowings for investment purposes) in floating rate loans and other income producing investments. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on directly originating senior secured first lien loans and senior secured second lien loans and making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). Our target credit investments are expected to typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size may vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to make our investments directly through the primary issuance by the borrower or in the secondary market. “Risk-adjusted returns” refers to a measure of investment return per unit of risk and provides a framework to compare and evaluate investment opportunities with differing risk/return profiles. The term “risk-adjusted returns” does not imply that we employ low-risk strategies or that an investment should be considered a low-risk or no risk investment.
We expect that at least 70% of our portfolio of investments will consist primarily of directly originated or syndicated senior secured first lien loans, directly originated or syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as collateralized loan obligations, or CLOs, which we referred to as “Subordinated Structured Notes” or “SSNs”. The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which is often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. The SSN investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield, calculated using amortized cost, is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.
As part of our strategy, we intend to dynamically allocate our assets in varying types of investments based on our analysis of the credit markets. These investments include senior secured first lien loans, senior secured second lien loans, subordinated debt, equity and equity-related securities, non-U.S. securities, subordinated structured notes and other securities.
We will be subject to certain regulatory restrictions in making our investments. On January 13, 2020 (amended on August 2, 2022), we received a co-investment exemptive order from the SEC (the “Order”) granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed or owned by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance. See “Additional Relationships and Related Party Transactions—Allocation of Investments.” These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the 1940 Act and in a manner that will not jeopardize our status as a BDC or RIC.
As a BDC, we are permitted under the 1940 Act to borrow funds to finance portfolio investments. To enhance our opportunity for gain, we intend to employ leverage as market conditions permit. The use of leverage, although it may increase returns, may also increase the risk of loss to our investors, particularly if the level of our leverage is high and the value of our investments declines. For a discussion of the risks of leverage, see “Risk Factors – Risks Relating to Our Business and Structure.”
Merger and Accounting Survivor
On March 31, 2019, Pathway Capital Opportunity Fund, Inc. (“PWAY”) merged with and into us (the “Merger”). As the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc. (“TPIC”)). Effective September 16, 2022, we changed our name to Prospect Floating Rate and Alternative Income Fund, Inc. Although PWAY merged with and into us, PWAY is considered the accounting survivor of the Merger and its historical financial statements are included and discussed in this prospectus and in the reports that we file with the Securities and Exchange Commission (the “SEC”).
Status of Our Prior Public Offering
The Company previously conducted an offering of its “Class A” common stock. This offering was terminated on February 19, 2021. As of that date, the Company had sold $24,195,384 in shares pursuant to the public offering registration statement, excluding $2,619,663 in shares issued pursuant to the Company’s distribution reinvestment plan. In connection with the termination of the public continuous offering of shares, the Company deregistered the remaining $275,804,616 in shares, which remained unsold as of that date. The Class A shares are not being offered as a part of this prospectus and are only expected to be issued in the future in connection with the reinvestment of distributions.
About Our Adviser
On April 20, 2021, we entered into a new investment advisory agreement (the “Advisory Agreement”) with Prospect Capital Management L.P., our current investment adviser. The Advisory Agreement was unanimously approved by our board of directors, including by all of our directors who are not “interested persons” (as defined in the 1940 Act). Our stockholders approved the Advisory Agreement at a Special Meeting of Stockholders held on March 31, 2021 (the “Special Meeting”). On November 5, 2021, the Advisory Agreement was amended and restated to reduce the base management fee and eliminate the incentive fee, effective as of January 1, 2022 and until the one year anniversary of the listing of our common stock on a national securities exchange as discussed herein (the “Amended and Restated Advisory Agreement”). The Amended and Restated Advisory Agreement was most recently approved by our board of directors, including all of our directors who are not “interested persons” (as defined in the 1940 Act), on June 18, 2025.
Our Adviser is registered as an investment adviser under the Advisers Act and provides services to us pursuant to the terms of the Advisory Agreement, including as amended and restated. Our Adviser’s investment professionals have significant experience and an extensive track record of investing in companies, managing high-yielding debt and equity investments in infrastructure companies and have developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. Such parties also have extensive knowledge of the managerial, operational and regulatory requirements of publicly traded investment companies. Most of the finance professionals of our Adviser are involved in the operation, management and regulatory compliance of two affiliated funds, Prospect Capital Corporation, a BDC that is listed for trading on the Nasdaq Stock Market that had total assets of approximately $6.8 billion as of June 30, 2025, and Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, including via SSN investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated.
Prospect Capital Management L.P. is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Both Messrs. Barry and Eliasek spend a significant amount of their time in their roles at Prospect Capital Management working on our behalf. The principal executive offices of Prospect Capital Management are 700 S Rosemary Ave, Suite 204, West Palm Beach, FL 33401. We depend on the due diligence, skill and network of business contacts of the senior management of our Adviser. We also depend, to a significant extent, on the Adviser’s investment professionals and the information and deal flow generated by those investment professionals in the course of their investment and portfolio management activities. Our Adviser’s senior management team evaluates, negotiates, structures, closes, monitors and services our investments. Our future success depends to a significant extent on the continued service of the senior management team, particularly John F. Barry III and M. Grier Eliasek. The departure of any of the senior managers of our Adviser could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that Prospect Capital Management will remain our investment adviser or that we will continue to have access to its investment professionals or its information and deal flow. Under the Advisory Agreement, we pay Prospect Capital Management investment advisory fees, which consist of an annual base management fee based on our average total assets as well as a two-part incentive fee based on our performance. Upon effectiveness of the Amended and Restated Advisory Agreement on January 1, 2022, we began paying Prospect Capital Management a reduced annual base management of 1.20% of our average total assets and no incentive fee until the one-year anniversary of the listing of our common stock on a national securities exchange. Mr. Barry currently controls Prospect Capital Management.
Our board of directors includes a majority of independent directors and oversees and monitors the activities of our Adviser as well as our investment portfolio and performance, and annually reviews the compensation paid to our Adviser. See “Advisory Agreement” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. In addition to managing our portfolio, our Adviser provides on our behalf managerial assistance to those of our portfolio companies to which we are required to provide such assistance. We have the right to terminate the Advisory Agreement, including the Amended and Restated Advisory Agreement, upon 60 days’ written notice to our Adviser, and our Adviser has the right to terminate the Advisory Agreement, including the Amended and Restated Advisory Agreement, upon 120 days’ written notice to us.
Risk Factors
An investment in shares of our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding whether to invest in shares of our common stock. The following are some of the risks an investment in us involves:

Risks Relating to Our Business and Structure
•Except for the investments described in this prospectus, we have not identified specific investments that we will make with the proceeds of this offering, and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock.
•We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).
•A failure on our part to maintain our qualification as a business development company would significantly reduce our operating flexibility.

•Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.
•A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors for quarter-end periods and by our Valuation Designee (discussed below) for intra-quarter periods and, as a result, there could be uncertainty as to the actual market value of our portfolio investments.
•Because our business model depends to a significant extent upon the business relationships of our Adviser, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
•The amount and timing of distributions are uncertain and distributions may be funded from the proceeds of this offering and may represent a return of capital.
•We will be subject to U.S. federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.
•Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
•Our board of directors has discretion over the use of the proceeds of this offering.
•If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.
•Because we intend to distribute substantially all of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.
•In selecting and structuring investments appropriate for us, our Adviser will consider the investment and tax objectives of the Company and our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.
•We may pursue strategic acquisitions.
•If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.
•We entered into a non-exclusive, royalty-free license to use the “Prospect” name, which may be terminated if our Adviser or another affiliate of the Adviser is no longer our investment adviser.
•Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.
Risks Relating to our Adviser and Its Affiliates
•We will rely on our Adviser and its investment personnel for the selection of our assets and the monitoring of our investments.
•There are significant potential conflicts of interest which could adversely impact our investment returns.
•The involvement of our Adviser’s investment professionals in our valuation process may create conflicts of interest.
•Our fee structure may induce our Adviser to cause us to borrow and make speculative investments.
Risks Relating to Our Investments
•Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
•Investing in small and mid-sized companies involves a number of significant risks.
•An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.
•Defaults by our portfolio companies will harm our operating results.
•Our portfolio companies may incur debt that ranks equally with, or senior to, our debt investments in such companies.
•If we make unsecured investments, those investments might not generate sufficient cash flow to service their debt obligations to us.
• If we invest in the securities and obligations of distressed and bankrupt issuers, we might not receive interest or other payments.

•There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
•We generally will not control the portfolio companies in which we make debt investments.
•To the extent original issue discount (“OID”) and payment in kind (“PIK”) interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.
•The lack of liquidity in our investments may adversely affect our business.
•We may not have the funds or ability to make additional investments in the companies in which we invest.
•The companies in which we invest may incur debt that ranks equally with, or senior to, our investments in such companies.
•The disposition of our investments may result in contingent liabilities.
•Second priority liens on collateral securing loans that we make to a company may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
•We generally will not control companies to which we provide debt.
•We may incur lender liability as a result of our lending activities.
•We may not realize gains from our private equity investments.
•We may focus our investments in companies in a particular industry or industries.
•Our portfolio companies may be highly leveraged.
•Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.
Risks Relating to our Investments in CLOs
•Our investments in CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.
•Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on our payment obligations or fails to perform as we expect.
•CLOs typically will have no significant assets other than their underlying senior secured loans; payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.
•Our CLO investments will be exposed to leveraged credit risk.
•There is the potential for interruption and deferral of cash flow from CLO investments.
•Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
•The payment of underlying portfolio manager fees and other charges on CLO investments could adversely impact our return on our CLO investments.
•The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.
•Our CLO investments are subject to prepayments and calls, increasing re-investment risk.
•We will have limited control of the administration and amendment of senior secured loans owned by the CLOs in which we invest.
•We will have limited control of the administration and amendment of any CLO in which we invest.
•Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.
•We will have no influence on management of underlying investments managed by non-affiliated third-party CLO collateral managers.
•Certain collateral quality test failures in our CLO investments may result in diversion of CLO payments and harm our operating results.
•The application of the risk retention rules under Section 941 of the Dodd-Frank Act to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.
Risks Relating to Economic Conditions
•Adverse economic conditions or increased competition for investment opportunities could delay deployment of our capital, reduce returns and result in losses.
•Economic recessions or downturns could impair a company in which we invest and harm our operating results.
•Changes in interest rates may adversely affect our cost of capital, net investment income and ability to borrow money.
•Future changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

•Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.
Risks Relating to this Offering and Our Common Stock
•Delays in the application of offering proceeds to our investment program may adversely affect our results.
•If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.
•The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity.
•Although we plan to offer to repurchase your shares on a quarterly basis through our share repurchase program, the terms of any such repurchases will be limited. As a result, you will have limited opportunities to sell your shares.
•The timing of our share repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.
•We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.
•Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.
•Our Distribution Reinvestment Plan will dilute the interest of those who do not opt-in.
•We may issue preferred stock as a means to access additional capital, which could adversely affect common stockholders and subject us to specific regulation under the 1940 Act.
•Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.
•Special considerations for certain benefit plan investors.
Risks Relating to Debt Financing
•Our use of borrowed money will magnify the potential for gain or loss on amounts invested in our common stock and may increase the risk of investing in our common stock.
•Our use of borrowed funds to make investments will expose us to risks typically associated with leverage.
•If we default under our OZK Credit Facility or any subsequent credit facility or are unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, we may suffer material adverse effects on our business, financial condition, results of operations and cash flows.
•Incurring leverage creates conflicts of interests for our investment adviser.
Risks Relating to Business Development Companies
•The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.
•We may incur additional leverage.
U.S. Federal Income Tax Risks
•Legislative or other actions relating to taxes could have a negative effect on us.
•We may be subject to U.S. federal income tax if we fail to qualify as a RIC.
•We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
•You may receive shares of our common stock as distributions, which could result in adverse tax consequences to you.
•You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.
•If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.
•Our investments in CLO vehicles may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.
General Risk Factors
•We will experience fluctuations in our quarterly operating results.
•Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.
•We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect our liquidity, financial condition or results of operations.
•Cybersecurity risks and cyber incidents may adversely affect our business or the business of our portfolio companies by causing a disruption to our operations or the operations of our portfolio companies, a compromise or corruption of our confidential information or the confidential information of our portfolio companies and/or damage to our business relationships or the business relationships of our portfolio companies, all of which could negatively impact the business, financial condition and operating results of us or our portfolio companies.
•Inflation can adversely impact our cost of capital and the value of our portfolio investments.
•The prolonged Russian invasion of Ukraine and the resulting international response may have a material adverse impact on us and our portfolio companies.
•Trade negotiations and related government actions may create regulatory uncertainty for our portfolio companies and our investment strategies and adversely affect the profitability of our portfolio companies.
Prospective investors should realize that factors other than those set forth in this prospectus may ultimately affect the investment offered pursuant to this prospectus in a manner and to a degree which cannot be foreseen at this time.
Credit Facility

On August 12, 2025, the Company, as servicer, established a $75 million senior secured revolving credit facility (the “OZK Credit Facility”) with Bank OZK acting as facility agent. In connection with the OZK Credit Facility, the Company’s wholly-owned financing subsidiary, Prospect Flexible Funding, LLC (the “Borrower”), as borrower, and each of the other parties thereto entered into a Loan and Servicing Agreement, dated as of August 12, 2025 (the “Loan Agreement”). In conjunction with the closing of the OZK Credit Facility, we terminated a senior secured revolving credit agreement (the “Senior Secured Revolving Credit Facility”) with Sumitomo Mitsui Banking Corporation (“SMBC”).

The OZK Credit Facility is scheduled to mature on August 10, 2029 and bears interest at a rate of one-month Secured Overnight Finance Rate (“SOFR”) + 2.50%. The OZK Credit Facility is secured by assets of the Borrower. Under the Loan Agreement, the Borrower has made certain customary representations and warranties and is required to comply with various covenants, including borrowing restrictions, reporting requirements and other customary requirements for similar credit facilities. The Loan Agreement includes usual and customary events of default for credit facilities of this nature.

Potential Market Opportunity
We believe that there are and will continue to be significant investment opportunities in the senior secured first lien loan and senior secured second lien loan asset classes, as well as investments in debt and equity securities of middle market companies.

Potential Opportunity in Middle Market Private Companies
We believe the middle market lending environment provides opportunities for us to meet our objective of making investments that generate attractive risk-adjusted returns as a result of a combination of the following factors:
Large Addressable Market. According to Leveraged Commentary & Data, institutional leveraged loan issuance (senior secured loans and second lien secured loans) is attracting inflows due to the Federal Reserve’s indication of rising interest rates over 2022 and beyond. We believe that there exists a large number of prospective lending opportunities for lenders, which should allow us to generate substantial investment opportunities and build an attractive portfolio of investments.
Strong Demand for Debt Capital. We expect that private equity firms will continue to be active investors in middle market companies. These private equity funds generally seek to leverage their investments by combining their capital with loans provided by other sources, and we believe that our investment strategy positions us well to invest alongside such private equity investors. In addition, we believe the large amount of uninvested capital held by private equity buyout firms in North America, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $1.5 trillion as of May 2024, will continue to drive deal activity.
Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.
Attractive Deal Structure and Terms
We believe senior secured debt provides strong defensive characteristics. Because this debt has priority in payment among an issuer’s security holders (i.e., holders are due to receive payment before junior creditors and equity holders), they carry less potential risk than other investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before junior creditors, such as most types of unsecured bondholders, and other security holders and preserving collateral to protect against credit deterioration.
The chart below illustrates examples of the collateral used to secure senior secured first lien debt and senior secured second lien debt.
Investments in Floating Rate Debt
A large portion of the investments we expect to make in middle market companies are expected to be in the form of floating rate debt instruments. These floating rate debt instruments are expected to be below investment grade rated (which are often referred to as “high yield” or “junk”). Floating rate loans have a base rate that adjusts periodically plus a spread over the base rate. The base rate typically resets every 30-90 days. As the reference rate increases, the income stream from these floating rate instruments will also increase. Syndicated floating rate debt offers certain benefits:
Adjustable coupon payment. Floating rate loans are structured so that interest rates reset on a predetermined schedule. As a result, when interest rates rise, coupon payments increase, and vice versa, with little lag time (typically 90 days or less). This feature greatly reduces the interest rate risk, or duration risk, inherent in high yield bonds, as the value of high yields bonds may decline in an increasing interest rate environment because their interest rates do not reset. For example, as short-term rates rise, the value of a high yield bond typically will decline while the value of a floating rate loan typically will remain stable because its interest rate will reset.
Priority in event of default. In the event of a default, floating rate loans typically have a higher position in a company’s capital structure, have first claim to assets and greater covenant protection than high yield bonds. As a result, floating rate loans have generally recovered a greater percentage of value than high yield bonds. Also, the default rate for floating rate loans has historically been lower than defaults of high yield bonds.
Reduced volatility. The return of floating rate loans has historically had a low correlation to most asset classes and a negative correlation with some asset classes. Therefore, adding floating rate loans to a portfolio should reduce volatility and risk.
Administration
We have entered into an administration agreement with our Administrator (as amended and restated, the “Administration Agreement”) pursuant to which our Administrator performs certain administrative functions on our behalf.
We compensate our Administrator by payment of service fees approved by our independent directors, which will reimburse the Administrator for our allocable portion of its overhead and other expenses incurred in performing its obligations under the Administration Agreement, including rent and our allocable portion of the cost of our chief compliance officer and chief financial officer and their respective staffs.
Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities, equipment, clerical, bookkeeping and record keeping services. Our Administrator performs, assists us in performing or oversees the performance of our required administrative services, which include, among other things, maintaining required financial records, preparing, printing and disseminating reports to our stockholders, assisting us in publishing our net asset value per share, overseeing the preparation and filing of our tax returns, and, generally, overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. At the time of this continuous offering, we have contracted with Vistra USA, LLC (f/k/a Phoenix American Financial Services, LLC), or Vistra, to act as our transfer agent, plan administrator, distribution paying agent and registrar. We have also engaged U.S. Bank Trust Company, National Association, and affiliated entities to act as our custodian and have engaged U.S. Bank Trust Company, National Association, to act as custodian under our OZK Credit Facility. The Administration Agreement was most recently approved by our board of directors, including by a majority of our independent directors, as of June 18, 2025.
See “Administrative Services” for additional information.
Plan of Distribution
We are offering to the public three classes of Common Stock, Class S shares, Class D shares and Class I shares. Shares of each class of Common Stock will be issued on a monthly basis at a price per share equal to the then-current NAV per share. The minimum initial investment in our Common Stock is $2,500 for Class S or D shares, and the minimum subsequent investment in our Common Stock is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan and that the minimum investment in Class I is $25,000. In addition, the Dealer Manager, may elect to accept smaller investments in its discretion.
The differences among the classes of Common Stock relate to ongoing shareholder servicing and/or distribution fees. In addition, although we will not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares, if you buy Class S shares or Class D shares through certain participating brokers, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that participating brokers limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Participating brokers will not charge brokerage commissions on Class I shares. We and, ultimately, certain classes of holders of Common Stock, will also pay the following shareholder servicing and/or distribution fees to the “Dealer Manager, subject to FINRA limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to Class I shares. A participating broker will provide the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Description of Our Securities” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D and Class I shares.
How to Subscribe
Subscriptions to purchase our Common Stock may be made on an ongoing basis, but investors may only purchase our Common Stock pursuant to accepted subscription orders effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received in good order at least five business days prior to the first day of the month (unless waived by the Dealer Manager).
Notice of each share transaction will be furnished to stockholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV is determined and credited to the stockholder’s account, together with information relevant for personal and tax records. While a stockholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each stockholder’s purchase will be determined and shares are credited to the stockholder’s account as of the effective date of the share purchase.
See “How to Subscribe” for more details.
Estimated Use of Proceeds
We intend to use substantially all of the proceeds from this offering, net of expenses and distributions, to lend to and invest in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion in accordance with our investment objectives and using the strategies described in this prospectus. In addition, we may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. The remainder will be used for working capital and general corporate purposes, including the payment of operating expenses and repayment of amounts outstanding under the OZK Credit

Facility. However, we have not established limits on the use of proceeds from this offering. We will have significant ability in the use of the proceeds of this offering and we may use them in ways with which investors may not agree or for purposes other than those contemplated.
There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Further, it generally will take us between 30-90 days to fully invest the initial proceeds we receive in connection with this offering, depending on the availability of investment opportunities that are consistent with our investment objectives and strategies, the time needed to investigate, negotiate, and execute the investments that we select and due to the fact that it will be difficult to commit to investments prior to the receipt of such proceeds. Pending such use, we will invest the net proceeds primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. To the extent that there are significant delays in the deployment of the capital raised from this offering (whether due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution or otherwise), it will be more difficult to achieve our investment objectives and our returns may be adversely affected.
Share Repurchase Program
Under our share repurchase program, on a quarterly basis we may offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in the best interests of the company or would violate applicable law. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, or the Exchange Act, and the 1940 Act. In months in which we repurchase shares, we may conduct repurchases on the same date that we hold our closings for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials sent to each stockholder and is not being made in this prospectus.
We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the cash retained as a result of issuing shares under our distribution reinvestment plan to those stockholders who have elected to receive their distributions in the form of additional shares rather than in cash. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares. We further anticipate that we will offer to repurchase such shares at the net asset value per share of the Company, except that the Company deducts 2.00% from such NAV for shares that have not been outstanding for at least one year. We refer to this as the Early Repurchase Deduction. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date.
Our board of directors is not required to continue the share repurchase program and may amend, suspend or terminate the share repurchase program at any time. In deciding whether to make repurchase offers, our board of directors will consider the requests it has received from stockholders. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we may repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you submit for repurchase. If we do not repurchase the full amount of your shares submitted for repurchase or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act.
Limited Liquidity
Our shares are not listed on any securities exchange and we do not expect any secondary market in our shares to develop in the foreseeable future, if ever.
While a BDC may list its shares for trading in the public markets, we have elected not to do so. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view similar to that of private investment funds, instead of managing to quarterly market expectations, and to pursue longer-term investment objectives.
Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time.
To provide limited liquidity to our stockholders, we plan, but are not required, to conduct quarterly repurchase offers pursuant to our share repurchase program in accordance with the 1940 Act. Our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.
Advisory Fees
We have entered into the Advisory Agreement with our Adviser. We pay our Adviser a fee for its services under the Advisory Agreement consisting of two components—a base management fee and an incentive fee. On November 5, 2021, we entered into the Amended and Restated Advisory Agreement with our Adviser to reduce the base management fee and eliminate the incentive fee until the one year anniversary of the listing of our common stock on a national securities exchange, as described below. The Amended and Restated Advisory Agreement, including such reduced advisory fees, became effective on January 1, 2022. The cost of both the base management fee payable to our Adviser and any incentive fees it earns is ultimately borne by our stockholders.
Base Management Fee. Until the one-year anniversary of the date on which our common stock is listed on a national securities exchange (the “Listing Anniversary”), the base management fee will be calculated at an annual rate of 1.20% (0.30% quarterly) of our average total assets, which includes any borrowings for investment purposes. Commencing with the base management fee calculation that first occurs following the Listing Anniversary, the base management fee will be calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets, which includes any borrowings for investment purposes. The base management fee will be payable quarterly in arrears, and will be calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and will be appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial month or quarter will be appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.
See “Advisory Agreement” for a description of the management services fees payable to our Adviser pursuant to such agreement and “Compensation of the Investment Adviser” for a more detailed description of these fees.
Conflicts of Interest
Our Adviser and certain of its affiliates will have certain conflicts of interest in connection with the management of our business affairs. These include, but are not limited to, the following:
•The directors, officers and other investment personnel of our Adviser allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including other funds they manage as well as any future investment programs they or affiliated entities may sponsor.
•The compensation we will pay to our Adviser and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation will be payable, in most cases, whether or not our stockholders receive distributions and will be based, in part, on the value of our assets, including any indebtedness.
•We compete with certain affiliates for investments, including Prospect Capital Corporation and Priority Income Fund, Inc., subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf.
•Our Adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees because the base management fee is based on our average total assets.
•Under the Advisory Agreement, including as amended and restated, the base management fee we pay our Adviser is based on our average total assets (including amounts borrowed for investment purposes). Consequently, our Adviser may benefit when we incur additional debt or increase our use of leverage to acquire additional assets. This fee structure may encourage our Adviser to cause us to borrow more money to finance additional investments.
•Regardless of the quality of the assets acquired, the services provided to us or whether we pay distributions to our stockholders, our Adviser will receive certain fees in connection with the management and sale of our investments.
•Our Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us or may involve substantial time and resources of our Adviser.
•The investment personnel of our Adviser and its affiliates allocate their time between assisting our Adviser in connection with identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in their capacity as the investment adviser to Prospect Capital Corporation and Priority Senior Secured Income Management, LLC, the investment adviser to Priority Income Fund, Inc.
•We may compete with other funds managed by affiliates of our Adviser for investment opportunities, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to us.
•From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we, our Adviser, their affiliates, and other clients for which the Adviser provides investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients.
•PCM and its affiliates may have existing business relationships or access to material, non-public information that would prevent it from recommending certain investment opportunities that would otherwise fit within our investment objective.
•Our Adviser and their affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours.
•To the extent permitted by the 1940 Act and staff interpretations, our Adviser may seek to have us and one or more other investment accounts managed or owned by our Adviser or certain of its affiliates participate in an investment opportunity. The Order permitting us to co-invest with other funds managed or owned by our Adviser or certain affiliates grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., where co-investing would otherwise by prohibited by the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed or owned by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance. See “Additional Relationships and Related Party Transactions—Allocation of Investments.” These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.
•Our Adviser and its affiliates, including our officers and certain of our directors face conflicts of interest as a result of compensation arrangements between us and certain of our portfolio companies which could result in actions that are not in the best interests of our stockholders.
•Although the valuation of our investments is ultimately approved by our independent directors, our Adviser plays a role in valuing our investments, including by preparing reports based upon the most recent financial statements and projected financial results available from our investments. The participation of our Adviser's investment professionals in our valuation process could result in a conflict of interest as our Adviser's management fee is based, in part, on our average total assets.
Distributions
We elected to be treated, beginning with our fiscal year ending December 31, 2012, and intend to qualify annually, as a RIC under Subchapter M of the Code. To maintain RIC tax treatment, we generally must, among other things, timely distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our recognized capital gains in excess of recognized capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income or capital gains recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax.
While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, we may retain sufficient amounts of our taxable income and capital gains such that we may be unable to avoid entirely the imposition of the tax. In that event, we will be subject to U.S. federal income tax imposed at corporate rates on any retained income, and we will also be liable for the U.S. federal excise tax but only on the amount by which we do not meet the foregoing distribution requirement.
Our board of directors has authorized, and has declared, cash distributions on our Class A common stock on a monthly basis since the second quarter of 2015 (in our capacity as TPIC). The amount of each such distribution is subject to our board of directors’ discretion and applicable legal restrictions related to the payment of distributions. We calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and distributions will begin to accrue on the date we accept subscriptions for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on IRS Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e., (i) paid from investment company taxable income, which is generally our net ordinary income plus our realized net short-term capital gains in excess of realized net long-term capital gains, (ii) paid from net capital gain, which is our realized net long-term capital gains in excess of realized net-short term capital losses, and/or (iii) a return of paid-in capital surplus, which is generally a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.
As of June 30, 2025, June 30, 2024 and June 30, 2023, distributions payable is $152,652, $181,454 and $98,197, respectively, which is presented as Distributions payable on the Consolidated Statements of Assets and Liabilities.
The following tables reflect the cash distributions per share that were declared and paid on our Class A and Class I common stock by the Company during the fiscal years ended June 30, 2025, June 30, 2024 and 2023, respectively:

Fiscal Year 2025
Record Date	Payment date	PFLOAT Class A Common Stock, per share	PFLOAT Class A Common Stock, Amount Distributed	PFLOAT Class I Common Stock, per share	PFLOAT Class I Common Stock, Amount Distributed
July 26, 2024	August 2, 2024	$0.02724	$239,396	$—	$—
August 30, 2024	September 9, 2024	$0.03650	$322,325	$—	$—
September 27, 2024	October 4, 2024	$0.03048	$269,443	$—	$—
October 25, 2024	November 1, 2024	$0.03048	$270,932	$0.03048	$68
December 2, 2024	December 9, 2024	$0.03780	$333,979	$0.03780	$84
December 27, 2024	January 6, 2025	$0.03024	$269,075	$0.03024	$68
January 31, 2025	February 7, 2025	$0.03780	$338,255	$0.03780	$84
February 28, 2025	March 7, 2025	$0.02992	$265,119	$0.02992	$67
March 28, 2025	April 4, 2025	$0.02992	$266,613	$0.02992	$67
April 25, 2025	May 2, 2025	$0.02992	$268,116	$0.02992	$67
May 30, 2025	June 6, 2025	$0.02145	$189,958	$0.02145	$48
June 27, 2025	July 7, 2025	$0.01716	$152,614	$0.01716	$38

Fiscal Year 2024
Record Date	Payment date	PFLOAT Class A Common Stock, per share	PFLOAT Class A Common Stock, Amount Distributed
July 28, 2023	August 4, 2023	$0.03260	$78,129
August 25, 2023	September 1, 2023	$0.03260	$78,313
September 29, 2023	October 6, 2023	$0.04095	$98,612
October 27, 2023	November 3, 2023	$0.03276	$79,119
November 24, 2023	December 1, 2023	$0.02920	$70,070
December 29, 2023	January 5, 2024	$0.03650	$87,789
January 26, 2024	February 2, 2024	$0.02920	$70,440
February 23, 2024	March 1, 2024	$0.02740	$122,458
March 29, 2024	April 5, 2024	$0.03425	$153,671
April 26, 2024	May 3, 2024	$0.02740	$181,238
May 31, 2024	June 7, 2024	$0.03405	$225,515
June 28, 2024	July 8, 2024	$0.02724	$181,455

Fiscal Year 2023
Record Date	Payment date	PFLOAT Class A Common Stock, per share	PFLOAT Class A Common Stock, Amount Distributed
July 29, 2022	August 5, 2022	$0.05305	$126,365
August 26, 2022	September 2, 2022	$0.04244	$100,522
September 30, 2022	October 7, 2022	$0.04720	$112,104
October 28, 2022	November 4, 2022	$0.03776	$89,974
November 25, 2022	December 2, 2022	$0.03580	$84,685
December 30, 2022	January 6, 2023	$0.04475	$106,123
January 27, 2023	February 3, 2023	$0.03580	$85,162
February 24, 2023	March 3, 2023	$0.03344	$79,752
March 31, 2023	April 7, 2023	$0.04180	$99,949
April 28, 2023	May 5, 2023	$0.03344	$80,192
May 26, 2023	June 2, 2023	$0.03260	$78,362
June 30, 2023	July 7, 2023	$0.04075	$98,197

The tax character of distributions paid to the Company's shareholders during the tax years ended December 31, 2024, 2023, 2022 and 2021 were as follows:

	Tax Year Ended
	December 31, 2024		December 31, 2023		December 31, 2022		December 31, 2021
Ordinary income	$2,046,754		$—		$1,195,912		$647,336
Return of capital	642,930		948,614		131,777		926,844
Total distributions paid to stockholders	$2,689,684	(1)	$948,614	(2)	$1,327,689	(3)	$1,574,180	(4)
(1)    For the tax year ended December 31, 2024, $87,789 of the 2023 declared distributions are allocable to 2024 for federal income tax purposes and are reported on the 2024 Form 1099-DIV. For the tax year ended December 31, 2024, $38,250 of the 2024 declared distributions are allocable to 2025 for federal income tax purposes and will be reported on the 2025 Form 1099-DIV.
(2)    For the tax year ended December 31, 2023, $22,758 of the 2022 declared distributions are allocable to 2023 for federal income tax purposes and are reported on the 2023 Form 1099-DIV. For the tax year ended December 31, 2023, $87,789 of the 2023 declared distributions are allocable to 2024 for federal income tax purposes and will be reported on the 2024 Form 1099-DIV.

(3)    For the tax year ended December 31, 2022, $80,441 of the 2021 declared distributions are allocable to 2022 for federal income tax purposes and are reported on the 2022 Form 1099-DIV. For the tax year ended December 31, 2022, $22,758 of the 2022 declared distributions are allocable to 2023 for federal income tax purposes and will be reported on the 2023 Form 1099-DIV.
(4)    For the tax year ended December 31, 2021, $97,268 of the 2020 declared distributions are allocable to 2021 for federal income tax purposes and was reported on the 2021 Form 1099-DIV. For the tax year ended December 31, 2021, $80,441 of the 2021 declared distributions are allocable to 2022 for federal income tax purposes and are reported on the 2022 Form 1099-DIV.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from our Adviser. We have not established limits on the amount of funds we may use from available sources to make distributions.
It is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of stockholders’ investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to our Adviser. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s adjusted tax basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Stockholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital). See “Certain Material U.S. Federal Income Tax Considerations.”
We intend to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state, and local taxes in the same manner as cash distributions, stockholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. If stockholders hold shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional shares of our common stock under our distribution reinvestment plan in lieu of cash.

Distribution Reinvestment Plan
We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Purchases must be in the same class as the shares for which you received distributions that are being reinvested. Participants in our distribution reinvestment plan are free to elect, revoke or reinstate their participation in the distribution reinvestment plan within reasonable time periods specified in the plan. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in the distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to U.S. stockholders. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment will be used to calculate the purchase price for purchases under the distribution reinvestment plan.
Taxation
We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to U.S. federal income tax on any ordinary income or capital gain that we timely distribute to our stockholders. Even if we qualify as a RIC, we generally will be subject to U.S. federal income tax imposed at corporate rates on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain our RIC tax treatment, we generally must meet specified source-of-income and asset-diversification requirements and distribute annually at least 90% of our ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “Certain Material U.S. Federal Income Tax Considerations.”
Reports to Stockholders
We file current reports, periodic reports, proxy statements and other information with the SEC. Both our quarterly reports on Form 10-Q and our annual reports on Form 10-K will be made available on our website at www.pfloat.com at the end of each fiscal quarter and fiscal year, as applicable, as will any current reports on Form 8-K that we file from time to time with the SEC. These reports will also be available on the SEC’s website at www.sec.gov.
Employees
We do not currently have any employees and do not expect to have any employees. The services necessary for the operation of our business are provided by investment professionals and personnel of our Adviser and by the officers and the employees of the Administrator pursuant to the terms of the Advisory Agreement, including as amended and restated, and the Administration Agreement, respectively, each as further described in this prospectus.
Each of our executive officers is an employee or affiliate of our Adviser or our Administrator. Our day-to-day investment activities are managed by our Adviser, the investment professionals of which focus on origination, transaction development, investment and the ongoing monitoring of our investments. We reimburse both our Adviser and our Administrator for a certain portion of expenses incurred in connection with such staffing. Because we have no employees, we do not have a formal employee relations policy.
Corporate Information
Our principal executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. We maintain a website at www.pfloat.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus, unless explicitly stated.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Common Stock will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.

	Class S	Class D	Class I
	Shares	Shares	Shares
Shareholder Transaction Expenses (Fees Paid Directly from your Investment)
Maximum Sales Load(1)	—%	—%	—%
Maximum Early Repurchase Deduction(2)	2.00%	2.00%	2.00%
Annual Expenses (As a Percentage of Net Assets Attributable to our Common Stock)(3)
Base Management Fee(4)	2.96%	2.96%	2.96%
Incentive Fee(5)	—%	—%	—%
Shareholder Servicing and/or Distribution Fee(6)	0.85%	0.25%	—%
Interest Payment on Borrowed Funds(7)	7.32%	7.32%	7.32%
Other Expenses(8)	4.48%	4.48%	4.48%
Total Annual Expenses	15.61%	15.01%	14.76%
Fee Waivers/Reimbursements(9)	(7.44)%	(7.44)%	(7.44)%
Net Annual Expenses(10)	8.17%	7.57%	7.32%

(1)
We will not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares or Class D shares through certain participating brokers, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that participating brokers limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Participating brokers will not charge such fees on Class I shares. Please consult your participating broker for additional information.

(2)	Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by our board of directors, except that we deduct 2.00% from such NAV for shares that have not been outstanding for at least one year. We refer to this as the Early Repurchase Deduction. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death or qualified disability of the holder. The Early Repurchase Deduction will be retained by us for the benefit of remaining common shareholders.

(3)
The average net assets employed as the denominator for expense ratio computation is $43.0 million. This estimate is based on the assumption that we sell $6 million of our Common Stock in the subsequent 12-month period of this offering. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/ depreciation and share repurchase activity, if any.

(4)
Our base management fee is payable quarterly in arrears and is calculated at an annual rate of 1.20% of our average total assets at the end of the two most recently completed calendar quarters. The percentage reflected in the table is higher than 1.20% because it is calculated on our average net assets (rather than our average total assets). The base management fee for any partial month or quarter will be appropriately pro-rated. See “Investment Advisory Agreement— Management Services Fee — Base Management Fee.”

(5)
We are not required to pay incentive fees prior to the one year anniversary of our common stock being listed on a national securities exchange. Because we do not intend to list our common stock on a national securities exchange, it has been assumed that no incentive fees will be paid for purposes of this table.

(6)	Subject to FINRA limitations on underwriting compensation, we and, ultimately, certain classes of our common stockholders, will pay the following shareholder servicing and/or distribution fees to the Dealer Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to the Class I shares. The Dealer Manager anticipates that all or a portion of the shareholder servicing and/or distribution fee will be retained by, or reallowed (paid) to, participating brokers. The total amount of shareholder servicing and/or distribution fees that will be paid over time depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class A shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including selling commissions, shareholder servicing and/or distribution fees and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that underwriting compensation, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Dealer Manager or the applicable participating broker), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common stockholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Plan of Distribution” and “Estimated Use of Proceeds”.

(7)
Interest payments on borrowed funds represents our estimated annual interest payments based on actual interest rate terms under the OZK Credit Facility and our anticipated drawdowns under OZK Credit Facility. The figure in the table assumes total borrowings under the OZK Credit Facility of $46.0 million for the following twelve month period with average borrowings of $45.7 million, and the average annual cost of borrowings, excluding the amortization of cost associated with obtaining borrowings, on the amount borrowed is 6.63% which is based on the one-month SOFR as of September 30, 2025 plus 250 basis points. The OZK Credit Facility matures on August 10, 2029 and generally bears interest at a rate of one-month SOFR plus 2.50%. The Company pays a commitment fee of 0.375% per annum (based on the immediately preceding quarter’s average usage) on the daily unused amount of the commitments then available thereunder. As of June 30, 2025, we had $45.5 million outstanding under the Senior Secured Revolving Credit Facility. We may in the future borrow funds from time to time to the extent we determine that the economic situation is conducive to doing so. The costs associated with our outstanding borrowings are indirectly born by our stockholders.

(8)	Other expenses include accounting, legal and auditing fees as well as the reimbursement of administrator’s costs, including compensation of the chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of the administrator, and fees payable to independent directors. Other expenses also include expenses incurred in connection with the distribution reinvestment plan, legal fees, insurance expense and valuation costs.
(9)	Pursuant to the Sixth Amended and Restated ELA (as defined herein), the Adviser has agreed to waive its investment advisory fees under the Investment Advisory Agreement, dated April 20, 2021, by and between the Company and the Adviser, and also requires the Adviser to reimburse the Company for Operating Expenses (as defined below) in order to limit the Company’s operating expenses to an annual rate, expressed as a percentage of the Company’s average quarterly net assets, equal to 0.00%. After December 31, 2026, such waiver may be made at our Adviser’s option and in its sole discretion. The Sixth Amended and Restated ELA permits for expenses waived or reimbursed by the Adviser to be recouped by the Adviser in accordance with the terms of the Sixth Amended and Restated ELA. However, pursuant to the terms of the Sixth Amended and Restated ELA, given the 0.00% annual rate, the expenses waived or reimbursed by the Adviser under the Sixth Amended and Restated ELA will effectively not be subject to recoupment. For purposes of the Sixth Amended and Restated ELA, the term "Operating Expenses" with respect to the Company, is defined to include all expenses necessary or appropriate for the operation of the Company, including but not limited to our Adviser’s base management fee, any and all costs and expenses that qualify as line item "organization and offering" expenses in the consolidated financial statements of the Company as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses.
(10)	The indirect expenses associated with the Company’s CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Company’s total annual expenses would have been 8.20%, 7.60% and 7.35% for Class S, Class D and Class I shares, respectively.
Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Stock. In calculating the following expense amounts, we have assumed that:

(1)	our annual operating expenses and offering expenses remain at the levels set forth in the table above,
(2)	the annual return before fees and expenses is 5.00%,
(3)	the net return after payment of fees and expenses is distributed to common stockholders and reinvested at NAV, and
(4)	your financial intermediary does not directly charge you transaction or other fees.
Class S shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$80	$234	$377	$698
Class D shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$75	$218	$355	$666
Class I shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$72	$212	$345	$652
The foregoing table is to assist you in understanding the various costs and expenses that an investor in our Common Stock will bear directly or indirectly. While the examples assume, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. If we were to achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if our Board of Directors authorizes and we declare a cash dividend, participants in our distribution reinvestment plan who have elected to receive shares will receive a number of Common Stock determined by dividing the total dollar amount of the dividend payable to a participant by the NAV per share on the valuation date for the dividend. See “Distribution Reinvestment Plan” below for additional information regarding our distribution reinvestment plan.
This example and the expenses in the table above should not be considered a representation of our future expenses as actual expenses (including the cost of debt, if any, and other expenses) that we may incur in the future and such actual expenses may be greater or less than those shown.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING
Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Executive Summary” and the remainder of this prospectus for more detailed information about our structure, our business and this offering.
Q:    What is a BDC?
A:    BDCs are closed-end funds that elect to be regulated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act of 1933, or the Securities Act, and the Exchange Act. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and qualify to elect to be taxed as RICs for U.S. federal tax purposes.
Q:    What is a “RIC”?
A:    A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally is not subject to U.S. federal income tax on any ordinary income or capital gains that it timely distributes to its stockholders as dividends. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, a company generally must timely distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Certain Material U.S. Federal Income Tax Considerations” for more information regarding RICs.
Q:    Who will choose which investments to make?
A:    All investment decisions will be made by our Adviser. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and annually reviews the compensation we pay to our Adviser and determines that the provisions of the Advisory Agreement, including as amended and restated, are carried out and that the fees payable under such agreement are reasonable in light of the services provided.
Q:    What are the risks and potential conflicts of interest involved in making an investment in your shares?
A:    For a complete description of these risks and potential conflicts, please see “Risk Factors.”
Q:    What is the experience of our Adviser?
A:    Prospect Capital Management, a Delaware limited partnership that is registered as an investment adviser under the Advisers Act, manages our investments. Prospect Capital Management is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Its senior management team evaluates, negotiates, structures, closes, monitors and services our investments. See “Advisory Agreement” and “Portfolio Management.”
Q:    How does a “best efforts” offering work?
A:    When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the shares of our common stock. Broker-dealers and other     financial representatives do not have a firm commitment or obligation to purchase any of the shares of common stock.
Q:    What is a non-exchange traded BDC?
A:     A non-exchange traded BDC is a BDC whose shares are not listed for trading on a stock exchange or other securities market. We use the term “non-exchange traded BDC” to describe an investment vehicle that may, but is not obligated to, pursue a liquidity event for stockholders and whose common stock is intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our non-exchange traded structure, at the discretion of our board of directors, we intend to commence a share repurchase program in which we intend to offer to repurchase the number of Common Stock we can repurchase with the cash retained as a result of issuing shares under our distribution reinvestment plan to those stockholders who have elected to receive their distributions in the form of additional shares rather than in cash. However, the determination to repurchase shares in any particular quarter is solely at our board of directors’ discretion and we are not obligated to offer to repurchase shares in any particular quarter or at all. Aside from the limited liquidity offered by quarterly share repurchases, investors generally should not expect to be able to sell their Common Stock regardless of how well the Company performs. We believe that our non-exchange traded structure enables us to execute a patient and opportunistic investment strategy and be able to invest across different market environments. This may reduce the risk of the Company being a forced seller of assets in market downturns. While we may pursue a liquidity event in the future, we expect to continue to extend the offering, including on a continuous basis, and any extension of this offering is in the sole discretion of our board of directors. As a result, there can be no assurance that we will complete a liquidity event at all.
Q:    How long will this offering last?
A:    This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement, of which this prospectus is a part that will be subject to SEC review to allow us to continue this offering indefinitely. This offering must be registered in every jurisdiction in which we offer and sell shares. Generally, such registrations are valid for a period of one year. Thus, we may have to stop selling shares in any jurisdiction in which our registration is not annually renewed.
Q:    Who can buy shares of common stock in this offering?
A:    In general, you may buy shares of our Common Stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.
    These minimum net worth levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”
    Our affiliates may also purchase shares of our common stock. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.
Q:    How do I subscribe for shares?
A:    Subscriptions to purchase our Common Stock may be made on an ongoing basis, but investors may only purchase our Common Stock pursuant to accepted subscription orders effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received in good order at least five business days prior to the first day of the month (unless waived by the Dealer Manager). Notice of each share transaction will be furnished to stockholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV is determined and credited to the stockholder’s account, together with information relevant for personal and tax records. While a stockholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each stockholder’s purchase will be determined and shares are credited to the stockholder’s account as of the effective date of the share purchase. See “How to Subscribe” for more details.
Q:    Is there any minimum initial investment required?
A:     The minimum initial investment in our Common Stock is $2,500 for Class S or D shares, and the minimum subsequent investment in our Common Stock is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan and that the minimum investment in Class I shares is $25,000. In addition, the Dealer Manager or Company may elect to accept smaller investments in its discretion. See “Plan of Distribution.
Q:    Can I invest through my IRA, Keogh or after-tax deferred account?
A:     Yes. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.
Q:    What kind of fees will I be paying?
A:     Our investors will bear the recurring fees and expenses payable by us. As an externally managed BDC, we will incur various recurring expenses, including base management fees, incentive fees and administrative costs that are payable under the investment advisory and administrative services agreement. Our investors also incur our direct expenses, including administrative expenses and other expenses incurred by us relating to our ongoing operations. Stockholders holding Class S and Class D shares are subject to shareholder servicing and/or distribution fees of 0.85%, and 0.25%, respectively, including shares issued pursuant to the distribution reinvestment plan. See “Plan of Distribution” for more information.
Q:    How will the payment of fees and expenses affect my invested capital?
A:    The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the net asset value of your shares of common stock.
Q:    Will the distributions I receive be taxable?
A:    Cash distributions by us generally will be taxable to U.S. stockholders as ordinary income or long-term capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock. Under current law, to the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or “Qualifying Dividends,” may be eligible for a current maximum tax rate of 20%. Qualifying Dividends may also be subject to the 3.8% net investment income tax for applicable taxpayers. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is, generally, our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Capital gain dividends may also be subject to the 3.8% net investment income tax for applicable taxpayers. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. stockholder.
Q:    When will I get my detailed tax information?
A:    We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gains.
Q:    Will I be able to sell my shares of common stock in a secondary market?
A:    No. Our shares are not listed on an exchange and we do not expect a public trading market to develop for them in the foreseeable future, if ever. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price.
Q:    Are there any restrictions on the transfer of shares?
A:    No. Shares of our Common Stock have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future, if ever. We intend to institute a share repurchase program, but we have limited the number of shares that we will offer to repurchase. If you wish to submit your Common Stock for repurchase by us pursuant to our share repurchase program prior to the first anniversary of the date your shares were outstanding, such shares may be subject to an Early Repurchase Deduction. See “Share Repurchase Program” for additional information regarding the Early Purchase Deduction. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.
Q:    Will I otherwise be able to liquidate my investment?
A:    We do not intend to list our shares on any securities exchange and we do not expect any secondary market in our shares to develop in the foreseeable future, if ever. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time.
Q:    What is the difference between the Class S, Class D and Class I Common Stock being offered?
A:    We are offering to the public three classes of Common Stock, Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees. In addition, although the Company will not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares, if you buy Class S shares or Class D shares through certain participating brokers, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that participating brokers limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Participating brokers will not charge brokerage commissions on Class I shares. We and, ultimately, certain classes of holders of our Common Stock, will also pay the following shareholder servicing and/or distribution fees to the Dealer Manager, subject to FINRA limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to Class I shares. A participating broker will provide the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. See “Description of Our Securities” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D and Class I shares.
Assuming a constant net asset value per share of $8.00, we expect that a one-time investment in 1,250 shares of each class of our Common Stock (representing an aggregate net asset value of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fee	Total Over Five Years
Class S	$85.00	$425.00
Class D	$25.00	$125.00
Class I	$-	$-
Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I Shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from the Company or from the Dealer Manager, (7) by the Fund’s officers and Trustees and their immediate family members, as well as officers and employees of PCM and their immediate family members, (8) by participating brokers and their affiliates, including their officers, directors, employees and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, (9) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers, and (10) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Stock you may be eligible to purchase.
If you are eligible to purchase all three classes of shares, then in most cases you should purchase Class I shares because participating brokers will not charge brokerage commissions on Class I shares and Class I shares have no shareholder servicing and/or distribution fee, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services.
Q:    Who can help answer my questions?
A:    If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the Dealer Manager at:

Preferred Capital Securities, LLC
3290 Northside Parkway, Suite 800
Atlanta, GA 30327
855-320-1414

FINANCIAL HIGHLIGHTS
The financial data for the fiscal years ended June 30, 2023, 2022, 2021, 2020, 2019, 2018, 2017, and for the period from August 25, 2015 to June 30, 2016 is included in our financial statements which have been audited by BDO USA, P.C., our independent registered public accounting firm for those fiscal years. The financial data for the fiscal years ended June 30, 2025 and June 30, 2024 are included in our financial statements which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm. You should read these financial highlights in conjunction with the financial statements and related notes included in our annual reports filed with the SEC and available on its website at www.sec.gov. Historical data is not necessarily indicative of the results to be expected for any future period. The data should be read in conjunction with our financial statements and related notes thereto included in our annual reports filed with the SEC and available on its website at www.sec.gov.
PWAY is the accounting survivor of the Merger. As a result, its historical financial statements are included in the reports that we file with the SEC and are included in the following table. We have omitted selected financial data of PWAY for the period from September 2, 2014 (date of effectiveness) to June 30, 2015 because PWAY had not yet met its minimum offering requirement and had not commenced investment operations during such period. PWAY’s fiscal year end was June 30 and as a result of it being the accounting survivor, our fiscal year end became June 30 following the Merger.
The selected financial data and other financial information regarding PWAY (as the accounting survivor of the Merger) contained in this prospectus reflect PWAY’s status as an interval fund and not as a business development company. Because of this and other factors discussed in this prospectus, the historical financial information of PWAY is not necessarily indicative or predictive of our future financial results following the Merger.

Year Ended June 30, 2025 (f)
Class I (Audited)
Per Share Data(a):
Net asset value at beginning of year	$4.65
Net investment income (loss)	0.34
Net realized and unrealized (losses) on investments	(0.23)
Net increase/(decrease) in net assets resulting from operations	0.11
Distributions(b)
Return of capital distributions	(0.06)
Distributions from net investment income	(0.21)
Total Distributions	(0.27)
Offering costs	—
Other(c)(e)	0.01
Net asset value at end of year	$4.50
Total return based on net asset value(d)	2.52%

Supplemental Data:
Net assets at end of year	$10,054
Average net assets	$10,168
Weighted average shares outstanding	2,237
Ratio to average net assets:
Total annual expenses(e)	18.25%
Total annual expenses (after expense limitation agreement/expense waivers)(e)	13.95%
Net investment income (loss)(e)	9.89%

Portfolio Turnover	16.05%

(a) Calculated based on weighted average shares outstanding.
(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the period. Distributions per share are rounded to the nearest $0.01.
(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the period.
(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the period and assumes that distributions are reinvested in accordance with the Company’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.
(e) Annualized for the year ended June 30, 2025.
(f) In connection with the Multi-Class Offering, the Company authorized the issuance of separate classes of its common stock and designated such classes Class S, Class D and Class I common stock. The registration statement was declared effective by the SEC on May 10, 2024, however, as of June 30, 2025, there are no shares of Class S or Class D common stock outstanding. The year ended June 30, 2025 represents the period from October 1, 2024 (the date the stockholders were admitted into the Company) to June 30, 2025.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2025	June 30, 2024	June 30, 2023	June 30, 2022	June 30, 2021(g)	June 30, 2020	June 30, 2019(e)
	Class A (Audited)	Class A (Audited)	Class A (Audited)	Class A (Audited)	Class A (Audited)	Class A (Audited)	Class A (Audited)
Per Share Data(a):
Net asset value at beginning of year	$4.69	$6.10	$7.03	$8.36	$8.28	$9.88	$9.89
Net investment income (loss)	0.41	(0.06)	0.20	0.31	(0.08)	0.24	0.91
Net realized and unrealized (losses) gains on investments	(0.27)	(0.55)	(0.65)	(1.05)	0.82	(1.22)	(1.11)
Net realized (losses) on extinguishment of debt	—	(0.02)	—	—	—	—	—
Net increase (decrease) in net assets resulting from operations	0.14	(0.63)	(0.45)	(0.74)	0.74	(0.98)	(0.20)
Distributions(b)
Return of capital distributions(f)	(0.06)	(0.22)	(0.13)	(0.16)	(0.46)	(0.57)	(0.54)
Distributions from net investment income(f)	(0.30)	(0.17)	(0.35)	(0.43)	(0.19)	(0.15)	(0.03)
Total Distributions	(0.36)	(0.39)	(0.48)	(0.59)	(0.65)	(0.72)	(0.57)
Offering costs	—	—	—	—	—	—	0.61
Other (c)(h)	0.03	(0.39)	—	—	(0.01)	0.10	0.15
Net asset value at end of year	$4.50	$4.69	$6.10	$7.03	$8.36	$8.28	$9.88
Total return based on net asset value (d)	3.68%	(17.39)%	(6.67)%	(9.60)%	9.03%	(10.13)%	7.52%

Supplemental Data:
Net assets at end of year	$39,978,083	$31,263,560	$14,693,862	$16,700,975	$19,947,807	$19,558,400	$23,410,715
Average net assets	$38,598,862	$18,543,454	$15,303,274	$18,912,658	$20,055,524	$21,234,189	$12,536,923
Average shares outstanding	8,882,943	3,787,892	2,383,649	2,380,229	2,377,461	2,366,005	1,297,582
Ratio to average net assets:
Total annual expenses	19.06%	19.86%	21.06%	15.70%	20.07%	16.41%	23.48%
Total annual expenses (after expense support agreement/expense limitation agreement)	14.93%	17.45%	18.3%	12.47%	18.44%	13.07%	9.11%
Net investment income (loss)	9.41%	(1.16)%	3.2%	3.95%	(0.93)%	2.67%	2.15%

Portfolio Turnover	25.79%	26.67%	—%	35.34%	17.83%	24.56%	93.42%

(a) Calculated based on weighted average shares outstanding.
(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.
(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the effects from the sales of the Company’s shares and the effects of share repurchases during the year.
(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.
(e) Data presented for the year ended June 30, 2019 includes the shareholder activity of PWAY Class A and Class I shares, prior to the Merger and conversion into shares of the Company. The net asset value per share at beginning of year has been adjusted by the exchange ratio used in the Merger. On and effective March 31, 2019, Prospect Flexible Income Management, LLC became our investment adviser.
(f) The amounts reflected for the years ended June 30, 2024, 2023, 2022 and 2021 were updated based on tax information received subsequent to our Form 10-K filing for the years ended June 30, 2024, 2023, 2022 and 2021. Certain reclassifications have been made in the presentation of prior period amounts. See Note 2 and Note 6 within the accompanying notes to the consolidated financial statements for further discussion.

(g) On and effective April 20, 2021, the Adviser became our investment adviser.
(h) The amounts shown for the year ended June 30, 2024 represent the balancing figure derived from the other figures in the schedule, and is primarily attributable to the effect from the accepted subscription agreement from the Adviser for the sale of $20.0 million of the Class A shares and the impact of the large influx of investments purchased during the period.

	Year Ended	Year Ended	Year Ended	Period Ended
	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2016 (e)
	Class A (Audited)	Class I (Audited)	(Audited)	(Audited)
Per Share Data(a):
Net asset value at beginning of period	$13.53	$13.53	$12.81	$13.8
Net investment income	0.79	0.81	0.71	1.21
Net realized and unrealized (losses) on investments	(0.80)	(0.79)	0.68	(0.03)
Net increase (decrease) in net assets resulting from operations	(0.01)	0.02	1.39	1.18
Distributions(b)
Return of capital distributions	(0.62)	(0.62)	(0.92)	(0.75)
Dividends from net investment income	(0.24)	(0.24)	—	—
Total Distributions	(0.86)	(0.86)	(0.92)	(0.75)
Offering costs	—	—	0.03	(0.62)
Other (c)	0.05	0.04	0.22	(0.8)
Net asset value at end of year	$12.71	$12.73	$13.53	$12.81
Total return based on net asset value (d)	0.18%	0.33%	13.2%	(1.75)%

Supplemental Data:
Net assets at end of year	$7,933,028	$420,136	$8,405,744	$5,976,355
Average net assets	$8,314,166	$439,787	$7,508,410	$3,597,990
Average shares outstanding	622,683	32,914	550,843	341,596
Ratio to average net assets:
Total annual expenses	22.69%	22.43%	22.05%	36.65%
Total annual expenses (after expense support agreement/expense limitation agreement)	8.91%	8.73%	10.52%	3.41%
Net investment income	5.92%	6.04%	5.19%	11.5%

Portfolio Turnover	37.42%	37.42%	27.54%	4.27%

(a) Calculated based on weighted average shares outstanding.
(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.
(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.
(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.
(e) The net asset value at the beginning of the period is the net offering price as of August 25, 2015, which is the date that the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments.

RISK FACTORS
Investing in our Common Stock involves a number of significant risks. The following information is a discussion of material risk factors associated with an investment in our Common Stock specifically, as well as those factors generally associated with an investment in a company with an investment objective, investment policies, capital structure or traders markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Stock. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Stock could decline, and you may lose all or part of your investment.
Risks Relating to Our Business and Structure
Except for the investments described in this prospectus, we have not identified specific investments that we will make with the proceeds of this offering, and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock.
Except for the investments described in this prospectus, neither we nor our Adviser has identified, made or contracted to make any investments. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our future investments prior to purchasing shares of our common stock. You must rely on our Adviser and our board of directors to implement our investment policies, evaluate our investment opportunities and structure the terms of our investments. Because investors are not able to evaluate our future investments in advance of purchasing shares of our common stock, other than those investments described in this prospectus, this offering may entail more risk than other types of offerings. This may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.
We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).
For a significant time after the commencement of our offering, a substantial portion of our distributions, if any, will result from expense waivers from our Adviser, which are subject to repayment by us, and may also consist, in whole or in part, of a return of capital. In addition, we may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, and borrowings. If we borrow money to fund cash distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. Stockholders should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense waivers. Stockholders should also understand that our future repayments may reduce the distributions that stockholders would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all.
A failure on our part to maintain our qualification as a business development company would significantly reduce our operating flexibility.
If we fail to continuously qualify as a business development company, we might become subject to regulation as a registered closed-end investment company under the 1940 Act, which would significantly decrease our operating flexibility. In addition, failure to comply with the requirements imposed on business development companies by the 1940 Act could cause the SEC to bring an enforcement action against us. For additional information on the qualification requirements of a business development company, see “Regulation”.
Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.
In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things, satisfy an annual distribution requirement. As a result, in order to fund new investments, we may need to periodically access the capital markets to raise cash. We may do so by issuing “senior securities,” including borrowing money from banks or other financial institutions and issuing preferred stock, up to the maximum amount allowed under the 1940 Act—which allows us to borrow only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% of our gross assets less all of our liabilities not represented by senior securities, immediately after each issuance of senior securities. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability, in comparison to other companies, to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we may need to issue equity more frequently than our privately-owned competitors, which may lead to greater stockholder dilution.

If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from making distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.
If we issue preferred stock, it would rank senior to our common stock in our capital structure and preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences (including as to distributions) and privileges more favorable than those of our common stockholders. The presence of preferred stock could have the effect of delaying or preventing a change in control or other transaction that might provide a premium price of our common stockholders or otherwise be in your best interest. Holders of our common stock would directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. We currently do not intend to issue any preferred stock.
We generally are not able to issue or sell our common stock at a price below net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value per share of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders (as well as those stockholders that are not affiliated with us) approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any underwriting commission or discount). If our common stock trades at a discount to our net asset value per share, this restriction could adversely affect our ability to raise capital.
We also may make rights offerings to our stockholders at prices less than net asset value per share, subject to applicable requirements of the 1940 Act. If we raise additional funds by issuing more shares of our common stock or issuing senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders may decline at that time and our stockholders may experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future on terms favorable to us or at all.
In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The 1940 Act also may impose restrictions on the structure of any securitization.
A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors for quarter-end periods and by our Valuation Designee (discussed below) for intra-quarter periods and, as a result, there could be uncertainty as to the actual market value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors. Since most of our investments will not be publicly-traded or actively traded on a secondary market, our board of directors will determine their fair value in good faith for quarter-end periods. The Adviser, designated by our board of directors as the valuation designee (the “Valuation Designee”) pursuant to Rule 2a-5 under the 1940 Act, will determine the fair value of our investments for intra-quarter periods.
Factors that may be considered in determining the fair value of our investments include: dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any related collateral, the earnings of the portfolio company and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value per share on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Because our business model depends to a significant extent upon the business relationships of our Adviser, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
We expect that our Adviser will depend on its relationships and those of its affiliates with private sponsors, investment banks and commercial banks, and we may rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser or its affiliates fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s and its affiliates’ professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.
The amount and timing of distributions are uncertain and distributions may be funded from the proceeds of this offering and may represent a return of capital.
The amount of any distributions we pay is uncertain. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. We may fund distributions from the uninvested proceeds of our public offering and borrowings, and we have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make any such distributions. If we borrow money to fund distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. Therefore, portions of the distributions that we pay may represent a return of your capital rather than a return on your investment, which will lower your adjusted tax basis in your shares and reduce the amount of funds we have for investment in targeted assets.
We may not be able to pay you distributions, and our distributions may not grow over time. Our ability to pay distributions might be adversely affected by, among other things, the effect of one or more of the risk factors described in this prospectus. Under such circumstances, our distributions may not be consistent with historical levels, may not grow over time, and may partially comprise a return of capital; and it is possible that investors may not receive distributions at all.
We will be subject to U.S. federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.
To maintain RIC status and be relieved of U.S. federal taxes on the income and gains we distribute to our stockholders, we must meet the following annual distribution, source-of-income and asset-diversification requirements.
•The annual distribution requirement for a RIC generally will be satisfied if we distribute to our stockholders with respect to each taxable year at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Certain Material U.S. Federal Income Tax Considerations.” Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and we may be subject to certain financial covenants under our debt arrangements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources or are prohibited from making distributions, we could fail to qualify as a RIC and thus become subject to U.S. federal income tax on our income imposed at corporate rates. See “Risks Relating to Debt Financing.”
•The source-of-income requirement generally will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.
•The asset-diversification requirement will be satisfied if we meet certain asset-diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities, other than the securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or (iii) the securities of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.
If we fail to qualify for or maintain RIC status or to meet the annual distribution requirement for any reason and are subject to U.S. federal income tax, the resulting taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value per share, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment.
Our board of directors has discretion over the use of the proceeds of this offering.
Our board of directors will have flexibility in investing the net proceeds of this offering and may use a portion of the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering.
If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.
Borrowings, also known as leverage, magnify the potential for gain or loss on invested equity capital. The use of leverage to partially finance our investments, through borrowings from banks and other lenders, will increase the risk of investing in our common stock. If the value of our assets decreases, leveraging would cause our net asset value per share to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions. Leverage is generally considered a speculative investment technique.
Because we intend to distribute substantially all of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.
In order to qualify for the tax benefits available to RICs and to eliminate our liability for U.S. federal income and excise taxes, we intend to distribute to our stockholders substantially all of our annual investment company taxable income and capital gains, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we must pay U.S. federal income tax at the corporate rate on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. As a BDC, we generally are required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which includes all of our borrowings and any outstanding preferred stock, of at least 150%. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. These requirements limit the amounts we may borrow. Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.
While we expect to be able to borrow and to issue additional debt and equity securities, we cannot assure you that debt and equity financing will be available to us on favorable terms or at all. Also, as a business development company, we generally will not be permitted to issue equity securities at a price below net asset value per share without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new investment activities, and our net asset value per share and share price could decline. Lastly, any additional equity raised will dilute the interest of current investors.
In selecting and structuring investments appropriate for us, our Adviser will consider the investment and tax objectives of the Company and our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.
Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.
 We may pursue strategic acquisitions.
We may pursue growth through acquisitions of other BDCs or registered investment companies, acquisitions of critical business partners or other strategic initiatives. Attempts to expand our business involve a number of special risks, including some or all of the following:

•the required investment of capital and other resources;
•the assumption of liabilities in any acquired business;
•the disruption of our ongoing business; and
•increasing demands on our operational and management systems and controls.
  If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.
 Our growth strategy may include the selective development or acquisition of other BDCs, funds, asset management businesses, advisory businesses or other businesses or financial products complementary to our business where we think it can add substantial value or generate substantial returns. The success of this strategy will depend on, among other things: (a) the availability of suitable opportunities, (b) the level of competition from other companies that may have greater financial resources, (c) our ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (d) our ability to identify and enter into mutually beneficial relationships with venture partners and (e) our ability to properly manage conflicts of interest. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new business or activities. If we are not successful in implementing our growth strategy, our business and results of operations may be adversely affected.
We entered into a non-exclusive, royalty-free license to use the “Prospect” name, which may be terminated if our Adviser or another affiliate of the Adviser is no longer our investment adviser.
We entered into a royalty-free license agreement with an affiliate of our Adviser, pursuant to which we were granted a non-exclusive license to use the “Prospect” name. Under this license agreement, we have the right to use the “Prospect.” name for so long as our Adviser or another affiliate of the Adviser is our investment adviser. Other than with respect to this limited license, we have no legal right to the “Prospect” name or logo.
Risks Relating to our Adviser and Its Affiliates
We will rely on our Adviser and its investment personnel for the selection of our assets and the monitoring of our investments.
We will have no internal employees. We will depend on the ability, diligence, skill and network of business contacts of our Adviser and its investment committee to identify potential investments, to negotiate such acquisitions, to oversee the management of the investments, and to arrange their timely disposition. The departure of any of the members of our Adviser could have a material adverse effect on our ability to achieve our investment objectives. There can be no assurances that the individuals affiliated with the Adviser who will manage our portfolio will continue to be affiliated with the Adviser, or that the Adviser will be able to obtain suitable replacements if they leave. In addition, we can offer no assurance that our Adviser will remain our investment adviser, or that we will continue to have access to its investment professionals or their information and deal flow. Further, we do not intend to separately maintain key person life insurance on any of these individuals.
There are significant potential conflicts of interest which could adversely impact our investment returns.
Our executive officers and directors, and the principals of our Adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by their affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. In addition, the principals of our Adviser may manage other funds which may from time to time have overlapping investment objectives with ours and, accordingly, may invest in asset classes similar to those targeted by us. If this should occur, the principals of our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds. Although our Adviser’s investment professionals may endeavor to create independent teams to represent conflicting parties and to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by such other funds. Finally, our Adviser and its respective affiliates, including our officers and certain of our directors, face conflicts of interest as a result of compensation arrangements between us and certain of our portfolio companies, which could result in actions that are not in the best interests of our stockholders. In light of such potential conflicts, and as required under the Advisers Act, our Adviser has adopted a Code of Ethics that, among other things, is intended to provide a framework of principles and procedures for resolving conflicts of interest in a manner consistent with our Adviser’s fiduciary obligations to its clients.
The involvement of our Adviser’s investment professionals in our valuation process may create conflicts of interest.

Our portfolio investments will generally not be in publicly-traded securities. As a result, the value of these securities will not be readily available. We will value these securities at fair value as determined in good faith by our board of directors for quarter-end periods and by our Adviser as Valuation Designee for intra-quarter periods. In connection with that determination, investment professionals from our Adviser will prepare valuations based upon the most recent financial statements and projected financial results available from our investments. The participation of our Adviser’s investment professionals in our valuation process could result in a conflict of interest as our Adviser’s management fee is based, in part, on our average total assets.
Our fee structure may induce our Adviser to cause us to borrow and make speculative investments.
We will pay management and incentive fees to our Adviser based on our total assets, including indebtedness. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after payment of such fees and other expenses resulting in a lower rate of return than one might achieve through direct investments. Our base management fee is payable based upon our average total assets, which would include any borrowings. This may encourage our Adviser to use leverage to make additional investments and grow our asset base, which would involve the risks attendant to leverage discussed elsewhere in this prospectus. In addition, the incentive fee payable by us to our Adviser may create an incentive for it to use leverage and make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns.
The incentive fee payable by us to our Adviser also may create an incentive for our Adviser to favor investments that have a deferred interest feature or no interest income, but higher potential total returns. As our Adviser has agreed to waive any incentive fee on current income which it could have received in accordance with the Advisers Act until the Listing Anniversary and as our Adviser has waived fees under the ELA (as defined herein) that are subject to repayment to our Adviser, it could potentially be incentivized to seek riskier investments with greater capital gains, while eschewing investments with an increased current income feature.
In view of these factors, among other things, our board of directors is charged with protecting our interests by monitoring how our Adviser addresses these and other potential conflicts of interests associated with its services and compensation. While our board of directors will not review or approve each investment, our independent directors will periodically review our Adviser’s services and portfolio decisions and performance, as well as the appropriateness of its compensation in light of such factors.
Risks Relating to Our Investments
Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
Our directly originated loans and our investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and there is no limit on the amount of any such investments in which we may invest.
Directly Originated Loans, Syndicated Senior Secured First Lien Loans, Syndicated Senior Secured Second Lien Loans and Senior Secured Bonds. There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien secured debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien secured debt is paid. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should we be forced to enforce its remedies.
Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject we and its stockholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of its subordinated debt investments, such investments will be of greater risk than amortizing loans.
Equity Investments. We may make select equity investments. In addition, in connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experiences.
Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. For example, the SSNs in which we may invest generally consist of a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.
Below Investment Grade Risk. In addition, we may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
Investing in small and mid-sized companies involves a number of significant risks.
Investing in small and mid-sized companies involves a number of significant risks. Among other things, these companies:
•May have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
•May have limited financial resources and limited access to capital markets and may be unable to meet their obligations under their debt instruments, some of which we may hold or may be senior to us;
•Are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on us. As well, limited resources may make it difficult to attract the necessary talent or invest in the necessary infrastructure to help the company grow;
•Generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and
•Generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.
In addition, in the course of providing significant managerial assistance to certain of our portfolio companies, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.
An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.
We will invest primarily in privately-held companies. These investments are typically illiquid. As such, we may have difficulty exiting an investment promptly at a desired price or outside of a normal amortization schedule for debt investments. Private companies also have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. In addition, little public information generally exists about these companies, which may include a lack of audited financial statements and ratings by third parties. We must therefore rely on the ability of our Adviser to obtain adequate information to evaluate the potential risks of investing in these companies. These companies and their financial information may not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. These factors could affect our investment returns.
Defaults by our portfolio companies will harm our operating results.
The failure of a portfolio company in which we make a debt investment to satisfy financial or operating covenants imposed by it or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the ability of the company to meet its obligations under the debt or equity securities that we holds. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company, which may include the waiver of certain financial covenants.
Our portfolio companies may incur debt that ranks equally with, or senior to, our debt investments in such companies.
For our debt investments, we intend to invest primarily in first lien, second lien and, to a lesser extent, subordinated debt issued by private U.S. companies, including middle market private U.S. companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on a proportionate basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
If we make unsecured investments, those investments might not generate sufficient cash flow to service their debt obligations to us.
We may make unsecured debt investments and debt investments that are subordinated to other obligations of the obligor. Unsecured investments often reflect a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. If we make an unsecured investment in a company, that company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service its debt obligations to us and to more senior lenders.
 If we invest in the securities and obligations of distressed and bankrupt issuers, we might not receive interest or other payments.
 We are authorized to invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments.
There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances where we exercise control over the borrower or render significant managerial assistance.
We generally will not control the portfolio companies in which we make debt investments.
We do not expect to control our portfolio companies in which we make debt investments, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we make debt investments may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our debt investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.
To the extent original issue discount (“OID”) and payment in kind (“PIK”) interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.
Our investments may include OID instruments and PIK interest arrangements, which represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:
•OID instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.
•For accounting purposes, any cash distributions to stockholders representing OID and PIK income are not treated as coming from paid-in capital, even if the cash to pay them comes from offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our stockholders, the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.
•Capitalizing PIK interest to loan principal may increase our gross assets, thus increasing our Adviser’s future base management fees, and increases future investment income, thus increasing our Adviser’s future income incentive fees at a compounding rate.
•OID creates risk of non-refundable cash payments to our Adviser based on non-cash accruals that may never be realized.
•Interest rates payable on OID instruments, including PIK loans are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans.
•OID and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral.
•An election to defer PIK interest payments by adding them to the principal of such instruments increases our total assets, which increases future base management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases our Adviser’s future income incentive fees at a compounding rate.
•Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash-pay securities.
•The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan.
•Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan.
•The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of our investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to U.S. federal income and excise taxes.
The lack of liquidity in our investments may adversely affect our business.
 We will make investments primarily in companies whose securities are not publicly-traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments will usually be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.
 We may not have the funds or ability to make additional investments in the companies in which we invest.
 After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to the company or have the opportunity to increase our investment. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative effect on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation, may dilute our interest in the company or may reduce the expected yield on the investment.
 The companies in which we invest may incur debt that ranks equally with, or senior to, our investments in such companies.
 We will invest in all levels of the capital structure of our portfolio companies. These companies may have, or may be permitted to obtain, additional financing which may rank equally with, or senior to, our investment. By their terms, such financings may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive such payments. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company, holders of instruments ranking senior to our investment would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior investors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of financing ranking equally with our investments, we would have to share on a proportionate basis any distributions with other investors holding such financing in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the portfolio company.
 The disposition of our investments may result in contingent liabilities.
 Most of our investments will involve private securities. In connection with their disposition, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that our representations turn out to be inaccurate or with respect to certain potential liabilities. These indemnification obligations may require us to pay money to the purchasers of our equity securities as satisfaction of their indemnity claims, which claims must be satisfied through our return of certain distributions previously made to us.
 Second priority liens on collateral securing loans that we make to a company may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
 Certain loans that we make to portfolio companies will be secured on a second priority basis by the same collateral securing such companies’ senior secured debt. The first priority liens on the collateral will secure the obligations of the companies to their senior lenders and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the senior loans. The holders of senior secured obligations will generally control the liquidation of the collateral and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive any funding. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by second priority liens after payment in full of all senior secured obligations. If such proceeds are not sufficient to repay amounts owed to junior lenders, then we, to the extent we are not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.
 The rights we may have with respect to the collateral securing the loans we make to a company with outstanding senior debt may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the senior lenders. Under such agreements, at any time that senior secured obligations are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the senior secured obligations: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.
We generally will not control companies to which we provide debt.

We do not expect to control portfolio companies in which we make debt investments, even though we may have board representation or board observation rights and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that the management of such a portfolio company may make business decisions with which we disagree or, as representative of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-publicly-traded companies, we may not be able to dispose of our interests in a portfolio company as readily as we would like or at an appropriate valuation. As a result, a company may make decisions that could decrease the value of our holdings.
We may incur lender liability as a result of our lending activities.
 In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories generally referred to as “lender liability.” Lender liability is generally based on the idea that a lender has either violated a contractual or implied duty of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of fiduciary duties owed to the borrower, its stockholders and its other creditors. As a lender, we may be subject to allegations of lender liability, which could be costly to defend and a distraction to our management and could result in significant liability.
We may not realize gains from our private equity investments.
 We may make direct private equity investments in portfolio companies. In addition, when we invest in certain debt investments, we may acquire warrants to purchase equity securities. Our goal in such investments will be primarily to realize gains upon our disposition of such equity interests. However, our equity interests may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our private equity investments, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests.
 We may focus our investments in companies in a particular industry or industries.
If we focus our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results.
 Our portfolio companies may be highly leveraged.
 Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to we as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.
Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.
Our debt investments may be based on floating rates, such as SOFR, EURIBOR, the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high-yield bonds, and also could increase our interest expense, thereby decreasing our net investment income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.
Because we have borrowed money our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase, which could reduce our net investment income.
You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments.
Interest rates have risen in recent months, and the risk that they may continue to do so is pronounced.

Risks Relating to Our Investments in CLOs
 Our investments in CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.
 Under our investment strategy, we may invest up to 30% of our investment in CLOs, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs, which involve a significant number of risks. Generally, there may be less information available to us regarding the underlying debt investments held by CLOs than if we had invested directly in the debt of the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the CLOs in which we will invest. Our investments in the equity and junior debt tranches of CLOs are subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLOs. Our investments in portfolio companies may be risky, and it could lose all or part of our investment.
The accounting and tax implications of such investments are complicated. In particular, reported earnings from the equity tranche investments of these CLO vehicles are recorded under GAAP based upon an effective yield calculation. Current taxable earnings on these investments, however, will generally not be determinable until after the end of the fiscal year of each individual CLO vehicle that ends within the Company’s fiscal year, even though the investments are generating cash flow. In general, the tax treatment of these investments may result in higher distributable earnings in the early years and a capital loss at maturity, while for reporting purposes the totality of cash flows are reflected in a constant yield to maturity.
Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities of CLO vehicles in which we may invest. Although a secondary market may exist for our investments in CLO vehicles, the market for our investments in CLO vehicles may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value.
Our investments in portfolio companies may be risky, and we could lose all or part of our investment.
Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on our payment obligations or fails to perform as we expect.
 Under our investment strategy, we may invest up to 30% of our portfolio in private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs, which involve a number of significant risks. CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss. We will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or the entities that sponsored the CLOs. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices, and, therefore, the prices of the CLOs, will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.
The investments we make in CLOs will generally be thinly traded or have only a limited trading market. CLO investments are typically privately offered and sold, in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying senior secured loans will not be adequate to make interest or other payments; (ii) the quality of the underlying senior secured loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in equity and junior debt tranches of CLOs would be subordinate to the senior debt tranches thereof.
 Investments in structured vehicles, including equity and junior debt instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying senior secured loans held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the senior secured loans underlying the CLOs in which we invests.
 CLOs typically will have no significant assets other than their underlying senior secured loans; payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.
 CLOs typically will have no significant assets other than their underlying senior secured loans. Accordingly, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans, net of all management fees and other expenses. Payments to us as a holder of CLO junior securities are and will be made only after payments due on the senior secured notes, and, where appropriate, the junior secured notes, have been made in full. This means that relatively small numbers of defaults of senior secured loans may adversely impact our return on our CLO investments.
Our CLO investments will be exposed to leveraged credit risk.
 Generally, when we invest in CLOs, it will be in a subordinated position with respect to realized losses on the senior secured loans underlying our investments in the equity and junior debt tranches of CLOs. The leveraged nature of CLOs, in particular, magnifies the adverse impact of senior secured loan defaults. CLO investments represent a leveraged investment with respect to the underlying senior secured loans. Therefore, changes in the market value of the CLO investments could be greater than the change in the market value of the underlying senior secured loans, which are subject to credit, liquidity and interest rate risk.
 There is the potential for interruption and deferral of cash flow from CLO investments.
 If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to we on our investments in the equity and junior debt tranches of CLOs may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CLO investments, which would adversely impact our return on our CLO investments.
 Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
 Our CLO investment strategy will allow investments in foreign CLOs. Investing in foreign entities may expose we to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CLOs in which it invests, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CLOs in which we invest may be foreign, which may create greater exposure for us to foreign economic developments.
 The payment of underlying portfolio manager fees and other charges on CLO investments could adversely impact our return on our CLO investments.
We may invest in CLO investments where the underlying portfolio securities may be subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieve on our CLO investments.
The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.
 There can be no assurance that for any CLO investment, in the event that any of the senior secured loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new senior secured loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new senior secured loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected, which in turn could affect our return on such investment.
 Our CLO investments are subject to prepayments and calls, increasing re-investment risk.
Our CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on their value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control and consequently cannot be predicted with certainty. In addition, for a CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.
Furthermore, our CLO investments generally will not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).

 The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we does not hold the relevant percentage it will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.
 Early prepayments and/or the exercise of a call option otherwise than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay dividends.
We will have limited control of the administration and amendment of senior secured loans owned by the CLOs in which we invest.
 The terms and conditions of target securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invest be modified, amended or waived in a manner contrary to our preferences.
 Senior secured loans of CLOs may be sold and replaced resulting in a loss to us. The senior secured loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.
 In addition, we will not be able to directly enforce any rights and remedies in the event of a default of a senior secured loan held by a CLO vehicle. In addition, the terms and conditions of the senior secured loans underlying our CLO investments may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from senior secured loans could be modified, amended or waived in a manner contrary to our preferences.
 We will have limited control of the administration and amendment of any CLO in which we invest.
 The terms and conditions of target securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invest may be modified, amended or waived in a manner contrary to our preferences.
 Senior secured loans of CLOs may be sold and replaced resulting in a loss to us. The senior secured loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.
 Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.
The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high-yield” or “junk”) and in limited circumstances, unrated, senior secured loans. Non-investment grade securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default and higher price volatility than investment grade debt.
 Certain collateral quality test failures in our CLO investments may result in diversion of CLO payments and harm our operating results.
 Because we expect to hold CLO investments that are subordinated in the capital structure, we expect our investments to be impacted if the CLOs fail to maintain certain financial thresholds related to overcollateralization and/or interest coverage tests. CLO indentures typically do not allow full par credit for assets rated “CCC+” or lower (or their equivalent) in excess of applicable limits for purposes of calculation of the CLO’s overcollateralization tests. As a result, negative rating migration of underlying loans could cause a CLO to be out of compliance with its overcollateralization tests. In the event that a CLO fails these collateral quality tests or otherwise defaults, holders of CLO senior debt may be entitled to payments that would, in turn, reduce or terminate the payments we, as holder of equity and junior debt tranches, would otherwise be entitled to receive from periodic distributions. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment we may make. If any of these occur, it could materially and adversely affect our operating results, NAV and cashflows.
 We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.
 We are not responsible for and will have no influence over the asset management of the portfolios underlying the CLO investments we hold as those portfolios are managed by non-affiliated third party CLO collateral managers. Similarly, we will not be responsible for and have no influence over the day-to-day management, administration or any other aspect of the issuers of the individual securities. As a result, the values of the portfolios underlying our CLO investments could decrease as a result of decisions made by third party CLO collateral managers.
 The application of the risk retention rules under Section 941 of the Dodd-Frank Act to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.
On December 24, 2016, the final rules implementing the credit risk retention requirements of Section 941 of of the Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) (the “U.S. Risk Retention Rules”) became effective and generally require one of the “sponsors” of asset-backed securities or a “majority-owned affiliate” thereof to retain not less than five percent of the credit risk of the assets collateralizing the issuer's securities. On February 9, 2018, the U.S. Court of Appeals for the District of Columbia Circuit held that the federal agencies responsible for the U.S. Risk Retention Rules exceeded their statutory authority when designating the collateral manager of an “open-market CLO” (described in the DC Circuit Ruling as a CLO where assets are acquired from “arms-length negotiations and trading on an open market”) as the securitizer of the open-market CLO (such decision, the “DC Circuit Ruling”), and subsequently issued a mandate to the lower court (the “District Court”) requiring the District Court to implement the DC Circuit Ruling. As a result of this decision, certain CLO managers of “open market CLOs” will no longer be required to comply with the U.S. risk retention rules solely because of their roles as managers of “open market CLOs”, and there may be no “sponsor” of such securitization transactions and no party may be required to acquire and retain an economic interest in the credit risk of the securitized assets of such transactions.
There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the U.S. risk retention rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the U.S. risk retention rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising a CLO may be experienced due to the effects of the U.S. risk retention rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the U.S. risk retention rules and other factors.
Risks Relating to Economic Conditions
Adverse economic conditions or increased competition for investment opportunities could delay deployment of our capital, reduce returns and result in losses.
Adverse economic conditions may make it difficult to find suitable investments promptly, efficiently or effectively in a manner that is most beneficial to our stockholders. Any delay in investment, or inability to find suitable investments, could adversely affect our performance, retard or reduce distributions and reduce our overall return to investors. We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as commercial banks and other traditional financial services companies and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, increasingly make investments in small to mid-sized private U.S. companies. As a result, competition for investment opportunities in private U.S. companies is intense and may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring for portfolio companies than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure and, if we do, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of loss of capital. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number or the size of our competitors in this target market could force us to accept less attractive investment terms. Further, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions imposed on us as a BDC.
Economic recessions or downturns could impair a company in which we invest and harm our operating results.
 Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans or meet other obligations during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt or preferred equity, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt or equity holding and subordinate all or a portion of our claim to those of other creditors.
In recent years, we have experienced a macroeconomic environment characterized by labor shortages, strikes, work stoppages, labor disputes, supply chain disruptions and accidents, changing interest rates, persistent inflation, foreign currency exchange volatility, volatility in global capital markets and concerns over actual and potential tariffs and sanctions, inflation and recession risk. The risks associated with our and our portfolio companies’ businesses are more severe during periods of economic slowdown or recession.
Changes in interest rates may adversely affect our cost of capital, net investment income and ability to borrow money.
A portion of the debt investments we make bears interest at fixed rates and other debt investments bear interest at variable rates with floors and the value of these investments could be negatively affected by increases in market interest rates. In addition, as the interest rate on our OZK Credit Facility is at a variable rate based on an index, an increase in interest rates would make it more expensive to use debt to finance our investments. As a result, an increase in market interest rates could both reduce the value of our portfolio investments and increase our cost of capital, which could reduce our net investment income or net increase in net assets resulting from operations. A portion of our floating rate investments may include features such as SOFR floors. To the extent we invest in credit instruments with SOFR floors, we may lose some of the benefits of incurring leverage. Specifically, if we issue preferred stock or debt (or otherwise borrow money), our costs of leverage will increase as rates increase. However, we may not benefit from the higher coupon payments resulting from increased interest rates if our investments in SOFR floors and rates do not rise to levels above the SOFR floors. In this situation, we will experience increased financing costs without the benefit of receiving higher income. This, in turn, may result in the potential for a decrease in the level of income available for dividends or other distributions made by us.
Future changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
 We and our portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.
 Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.
Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

 Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic or global economies and create additional uncertainties, which may negatively affect the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.
 Risks Relating to this Offering and Our Common Stock
Delays in the application of offering proceeds to our investment program may adversely affect our results.
 To the extent that there are significant delays in the application of the initial or subsequent proceeds of this offering to our investment program, from time to time, due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution, it will be more difficult to achieve our investment objectives and our returns may be adversely affected.
 If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.
 To the extent that less than the maximum number of shares is subscribed for in any offering by us, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.
The success of any offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability to establish and maintain a network of licensed securities brokers-dealers and other agents. There is therefore no assurance that we or any dealer manager will be able to sell a sufficient number of shares to allow us to have adequate funds to construct a portfolio of a sufficiently broad array of assets. We may not be able to raise adequate proceeds through any offering to implement our investment strategy. As a result, we may be unable to achieve our investment objectives, and you could lose some or all of the value of your investment.
 The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity.
 The shares offered by us in this offering are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Therefore, if you purchase shares you will likely have limited ability to sell your shares. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time.
Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements discussed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. In addition, broker-dealers are required to provide retail investors a brief relationship summary, or Form CRS, that summarizes for the retail investor key information about the broker-dealer. Form CRS is different from this prospectus, which contains detailed information regarding this offering and the Company. Investors should refer to the prospectus for detailed information about this offering before deciding to purchase Common Stock.

Under Regulation Best Interest, high cost, high risk and complex products may require greater scrutiny by broker-dealers and their salespersons before they recommend such products. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our Common Stock, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time.

The impact of Regulation Best Interest on brokers participating in our offering cannot be determined at this time, but it may negatively impact whether brokers and their associated persons recommend this offering to retail customers. Such brokers and their associated persons may determine that Regulation Best Interest requires such brokers and their associated persons to not recommend the Company to their customers because doing so may not be in the customers’ best interest, which would negatively impact our ability to raise capital in this offering. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objectives and would result in our fixed operating costs representing a larger percentage of our gross income.

Although we have offered to repurchase your shares on a quarterly basis through our share repurchase program, the terms of any such repurchases will be limited. As a result, you will have limited opportunities to sell your shares.
 Under our share repurchase program, on a quarterly basis we may offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. However, the share repurchase program will include numerous restrictions that limit your ability to sell your shares. We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the cash retained as a result of issuing shares under our distribution reinvestment plan to those stockholders who have elected to receive their distributions in the form of additional shares rather than in cash. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares. We do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. We further anticipate that we will offer to repurchase such shares at the net asset value per share of the Company, except that the Company deducts 2.00% from such net asset value for shares that have not been outstanding for at least one year. To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Our assets may be depleted to fulfill repurchases under our share repurchase program.
 We will have no obligation to repurchase shares if the repurchase would violate applicable restrictions on distributions under federal or Maryland law that prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our SEC filings or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.
 The timing of our share repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.
 When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in any offering. As a result, to the extent you have the ability to sell your shares to us as part of our share repurchase program, the price at which you may sell your shares, which we expect to be the net offering price or net asset value per share, as applicable, in effect as of the date of such repurchase, may be lower than what you paid in connection with your purchase of shares in any offering.
 In addition, if you choose to participate in our share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although you will have the ability to withdraw your repurchase request prior to the repurchase date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.
 We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.
 Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

We anticipate that, depending on market conditions, it generally will take us between 30-90 days to fully invest the initial proceeds we receive in connection with this offering in securities meeting our investment objectives and providing sufficient diversification of our portfolio. During this period, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.
 Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.
Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Pursuant to our charter, a majority of our entire board of directors may amend our charter to increase the number of our authorized shares of stock without stockholder approval. After your purchase of our shares, our board of directors may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or to members of, or professionals utilized by, our Adviser or Administrator. To the extent we issue additional equity interests after your purchase of our shares, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.
Our Distribution Reinvestment Plan will dilute the interest of those who do not opt-in.
 We currently have a distribution reinvestment plan that requires participants to opt-in to re-invest distributions paid. For those investors who do not opt in to the distribution reinvestment plan their interest in us will be diluted over time, relative to those investors who do opt-in to have their distributions used to purchase additional shares of our common stock.
 We may issue preferred stock as a means to access additional capital, which could adversely affect common stockholders and subject us to specific regulation under the 1940 Act.
 We may issue preferred stock as a means to increase flexibility in structuring future financings and acquisitions. However, preferred stock has rights and preferences that would adversely affect the holders of common stock, including preferences as to cash distributions and preferences upon the liquidation or dissolution of the Company. As well, every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.
 Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.
 Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board of directors may amend the bylaws to remove that exemption in whole or in part without stockholder approval if our board of directors determines that removing that exemption is in our best interest and the best interests of our stockholders. The Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including certain mergers, consolidations, issuances of equity securities and other transactions, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties, (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by a super majority vote of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares. See “Description of Our Securities — Business Combinations.”

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three outside directors to be subject to certain corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, the board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director and (iv) require the approval of two-thirds of votes entitled to be cast in the election of the directors in order to remove a director. Our board of directors has already elected to be subject to the statutory provision providing for a classified board of directors and that our board of directors has the sole power to fill any vacancy, and unrelated to these statutory provisions, our charter and bylaws already provide that its board of directors has the sole power to set the size of its board of directors. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the remaining provisions of the statute.
 Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.
Special considerations for certain benefit plan investors.
We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under ERISA and the Plan Asset Regulations. In this regard, until such time as all classes of our Common Stock are considered “publicly offered securities” within the meaning of the Plan Asset Regulations, we intend to limit investment in each class of our Common Stock by “benefit plan investors” to less than 25% of the total value of each class of our Common Stock (within the meaning of the Plan Asset Regulations).
If, notwithstanding our intent, the assets of the Fund were deemed to be “plan assets” of any common shareholder that is a “benefit plan investor” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and Section 4975 of the Code. If a prohibited transaction occurs for which no exemption is available, our investment adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the “benefit plan investor” any profit realized on the transaction and (ii) reimburse the Covered Plan for any losses suffered by the “benefit plan investor” as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. The fiduciary of a “benefit plan investor” who decides to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or our investment adviser. With respect to a “benefit plan investor” that is an individual retirement account (an “IRA”) that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or their beneficiaries, would cause the IRA to lose its tax-exempt status.
Until such time as all the classes of our Common Stock constitute “publicly traded securities” within the meaning of the Plan Asset Regulations, we have the power to (a) exclude any common shareholder or potential shareholder from purchasing our Common Stock; (b) prohibit any redemption of our Common Stock; and (c) redeem some or all Common Stock held by any holder if, and to the extent that, our Board of Directors determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Stock would result in our assets to be characterized as “plan assets,” for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Stock shall be subject to such terms and conditions.
Prospective investors should carefully review the matters discussed under “Restrictions on Share Ownership” and should consult with their own advisors as to the consequences of making an investment in the Fund.
Risks Relating to Debt Financing
Our use of borrowed money, including through the OZK Credit Facility, will magnify the potential for gain or loss on amounts invested in our common stock and may increase the risk of investing in our common stock.

We recently established the OZK Credit Facility which we intend to use to make investments. The lenders under the OZK Credit Facility have a first priority security interest in substantially all of our assets and certain of our subsidiaries. The use of borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our shares. If we use leverage to partially finance our investments, through borrowing from banks and other lenders we, and therefore you, will experience increased risks of investing in our common stock. Any lenders and debt holders would have fixed dollar claims on our assets that are superior to the claims of our stockholders. If the value of our assets increases, then leverage would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to stockholders. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of base management fees payable to or Adviser.
Our use of borrowed funds to make investments will expose us to risks typically associated with leverage.
 We may borrow money or incur debt to leverage our capital structure. As a result:
•shares of our common stock would be exposed to incremental risk of loss; therefore, a decrease in the value of our investments would have a greater negative impact on the value of our common stock than if it did not use leverage;
•any depreciation in the value of our assets may magnify losses associated with an investment and could totally eliminate the value of an asset to us;
•if we do not appropriately match the assets and liabilities of our business and interest or dividend rates on such assets and liabilities, adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;
•our ability to pay dividends on our common stock may be restricted if our asset coverage ratio, as provided in the 1940 Act, is not at least 150%, and any amounts used to service indebtedness would not be available for such dividends;
•any credit facility we may enter into would be subject to periodic renewal by our lenders, whose continued participation cannot be guaranteed;
•any credit facility we may enter into may include covenants restricting our operating flexibility or affecting our investment or operating policies, and may require us to pledge assets or provide other security for such indebtedness; and
•we, and indirectly our stockholders, will bear the entire cost of issuing and paying interest on any debt.
Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of interest expense. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $109.0 million in total assets, (ii) an average cost of funds of 6.63%, (iii) $46 million in debt outstanding and (iv) $46.0 million of shareholders’ equity.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	—%	5%	10%
Corresponding Return to Stockholder	(30.5)%	(18.6)%	(6.8)%	5.1%	16.9%
If we default under our OZK Credit Facility or any subsequent credit facility or are unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, we may suffer material adverse effects on our business, financial condition, results of operations and cash flows.
 All of our assets are pledged as collateral under the OZK Credit Facility. In the event of a default under the OZK Credit Facility or any other future borrowing facility, our business could be adversely affected as we may be forced to sell all or a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support covenants and working capital requirements under any credit or borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following any such default, the agent for the lenders under any such credit or borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, if the lender exercises our right to sell the assets pledged under a credit facility, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of our outstanding borrowings. Moreover, such deleveraging of us could significantly impair our ability to effectively operate our business in the manner in which we expect. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate any dividends that it may pay to our stockholders.
 Incurring leverage creates conflicts of interests for our investment adviser.
Under the Investment Advisory Agreement, the base management fee payable to the Adviser is based on our average total assets (including amounts borrowed for investment purposes). Consequently, the Adviser may benefit when we incur additional debt or increases the use of leverage to acquire additional assets. This fee structure may encourage the Adviser to cause us to borrow more money to finance additional investments. In addition, under the Investment Advisory Agreement, the Adviser could receive an income incentive fee based on our performance. As a result, the Adviser could be encouraged to use additional leverage or take additional risk to increase the return on our investments.
 Risks Relating to Business Development Companies
 The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.
 As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and result of operations. Similarly, these rules could prevent us from making additional investments in companies in which we have invested, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time in order to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments. Further, any failure by us to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us or expose us to the claims of private litigants. In addition, if approved by a majority of our stockholders, we may elect to withdraw our status as a BDC. If we withdraw our election or otherwise fail to qualify, or maintain our qualification, as a BDC, we may be subject to substantially greater regulation under the 1940 Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility and could significantly increase our operating costs.
We may incur additional leverage.
 On March 23, 2018, the Small Business Credit Availability Act (the “SBCAA”) was signed into law. The SBCAA, among other things, modified the applicable provisions of the 1940 Act to reduce the required asset coverage ratio applicable to a BDC from 200% to 150% subject to certain approval, time and disclosure requirements (including either stockholder approval or approval of a “required majority” of its board of directors).
 At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%, which became applicable to the Company effective as of March 16, 2019, the day immediately after the 2019 Annual Meeting. As a result, we are required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage.
Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases,  then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay common stock dividends, scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique. See “Risks Relating to Debt Financing.”
U.S. Federal Income Tax Risks
 Legislative or other actions relating to taxes could have a negative effect on us.
The rules dealing with the U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our stockholders of such qualification, or could have other adverse consequences, possibly with retroactive effect. Stockholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.
We may be subject to U.S. federal income tax if we fail to qualify as a RIC.
 To maintain RIC tax treatment under the Code, we must meet the following annual distribution, source-of-income and asset-diversification requirements. See “Certain Material U.S. Federal Income Tax Considerations.”
•The annual distribution requirement for a RIC generally will be satisfied if we distribute to our stockholders with respect to each taxable year at least 90% of our net ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. We will be subject to U.S. federal income tax imposed at corporate rates on any of our undistributed income or gain. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources or are prohibited from making distributions, we could fail to qualify as a RIC and thus become subject to corporate-level U.S. federal income tax.
•The source-of-income requirement generally will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.
•The asset-diversification requirement will be satisfied if we meet certain asset-diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, (i) at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities, if such other securities of any one issuer do not represent more than 5% of the value of our total assets and we do not hold more than 10% of the outstanding voting securities of the issuer, and (ii) no more than 25% of the value of our assets can be invested in (a) the securities, other than U.S. government securities or securities of other RICs, of any one issuer, (b) the securities, other than securities of other RICs, of any two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or (c) the securities of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.
If we fail to qualify as a RIC for any reason and are subject to U.S. federal income tax, the resulting taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.
 We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest, or issued with warrants, or, in certain cases, with increasing interest rates), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.
 Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus become subject to U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Certain Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”
You may receive shares of our common stock as distributions, which could result in adverse tax consequences to you.
 In order to satisfy the annual distribution requirement applicable to RICs, we may have the ability to declare a portion of a distribution in shares of our common stock instead of in cash. Based on certain guidance issued by the IRS, distributions from a publicly offered RIC that are payable in stock or cash at the election of shareholders will be treated as taxable dividends that may satisfy our minimum distribution requirements even if the total amount of cash to be distributed is limited, provided that at least 20% of such dividend is payable in cash. If too many shareholders elect to receive their distribution in cash, we must allocate the cash available for distribution among the shareholders electing to receive cash (with the balance of the distribution paid in shares of our common stock). Taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. taxable shareholder may be required to pay U.S. federal income tax with respect to such dividends in excess of any cash received.
 You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.
 If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.
 If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.
 A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will not be deductible by such stockholder. While we anticipate that we will constitute a publicly offered regulated investment company for our current taxable year, there can be no assurance that we will in fact so qualify for any of our taxable years.
Our investments in CLO vehicles may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.
 The CLO vehicles in which we will invest generally will constitute "passive foreign investment companies," or "PFICs," for U.S. federal income tax purposes. Because we will acquire investments in PFICs, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. This additional tax and interest may apply even if we make a distribution in an amount equal to any "excess distribution" or gain from the disposition of such shares as a taxable dividend by us to our shareholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require us to recognize our share of the PFIC’s income for each year regardless of whether we receive any distributions from such PFIC. We must nonetheless distribute such income to maintain our status as a RIC.
If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in our income, we will be required to distribute such income to maintain our RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.
 If we are required to include amounts in income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities in order to raise cash to make our required distributions. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus become subject to U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Certain Material U.S. Federal Income Tax Considerations.”
 General Risk Factors
We will experience fluctuations in our quarterly operating results.
 We will experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in, and the timing of, our recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied on as being indicative of our performance in future periods.
Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.
 Downgrades by rating agencies to the U.S. government’s credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.
Deterioration in the economic conditions in the Eurozone and globally, including instability in financial markets, may pose a risk to our business. In recent years, financial markets have been affected at times by a number of global macroeconomic and political events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non‑performing loans on the balance sheets of European banks, the potential effect of any European country leaving the Eurozone, the effect of the United Kingdom leaving the European Union (the “EU”), and market volatility and loss of investor confidence driven by political events. The decision made in the United Kingdom to leave the EU has led to volatility in global financial markets and may lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected.
The Chinese capital markets have also experienced periods of instability over the past several years. The current political climate has also intensified concerns about a potential trade war between the U.S. and China in connection with each country’s recent or proposed tariffs on the other country’s products. These market and economic disruptions and the potential trade war with China have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations.
Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict such as the renewed hostilities in the Middle East, rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Specifically, Russia’s military incursion into Ukraine, the response of the United States and other countries, and the potential for wider conflict, has increased volatility and uncertainty in the financial markets and may adversely affect the Company. Immediately following Russia’s invasion, the United States and other countries imposed wide-ranging economic sanctions on Russia, individual Russian citizens, and Russian banking entities and other businesses, including those in the energy sector. These unprecedented sanctions have been highly disruptive to the Russian economy and, given the interconnectedness of today’s global economy, could have broad and unforeseen macroeconomic implications. The ultimate nature, extent and duration of Russia’s military actions (including the potential for cyberattacks and espionage), and the response of state governments and businesses, cannot be predicted at this time. However, further escalation of the conflict could result in significant market disruptions, and negatively affect global supply chains, inflation and global growth. These and any related events could negatively impact our business, financial condition or results of operations.
Additionally, the Federal Reserve has raised interest rates multiple times since March 2022 and rates may remain elevated in 2024. These developments, along with the United States government’s credit and deficit concerns, global economic uncertainties and market volatility, could cause interest rates to be volatile, which may negatively impact the performance of the Company.
We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect our liquidity, financial condition or results of operations.
Our business is dependent on our and third parties’ communications and information systems. Further, in the ordinary course of our business we or our Adviser may engage certain third party service providers to provide us with services necessary for our business. Any failure or interruption of those systems or services, including as a result of the termination or suspension of an agreement with any third-party service providers, could cause delays or other problems in our business activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:
•sudden electrical or telecommunications outages;
•natural disasters such as earthquakes, tornadoes and hurricanes;
•disease pandemics;
•events arising from local or larger scale political or social matters, including terrorist acts; and
•cyber-attacks.
These events, in turn, could have a material adverse effect on our business, financial condition and operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.
Cybersecurity risks and cyber incidents may adversely affect our business or the business of our portfolio companies by causing a disruption to our operations or the operations of our portfolio companies, a compromise or corruption of our confidential information or the confidential information of our portfolio companies and/or damage to our business relationships or the business relationships of our portfolio companies, all of which could negatively impact the business, financial condition and operating results of us or our portfolio companies.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of the information resources of us or our portfolio companies. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems or those of our portfolio companies for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. We and our Adviser’s employees have been and expect to continue to be the target of fraudulent calls, emails and other forms of activities. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to business relationships. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. As our and our portfolio companies’ reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by Prospect Capital Management and third-party service providers, and the information systems of our portfolio companies. Prospect Capital Management has implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber incident, do not guarantee that a cyber incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident. Cyber-security has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. In addition, state and federal laws and regulations related to BDC and RIC cyber-security compliance continue to evolve and change. These changes may require substantial investments in new technology, software and personnel, which could affect our profitability. These changes may also result in enhanced and unforeseen consequences for cyber-related breaches and incidents, which may further adversely affect our profitability. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our business, liability to investors, regulatory intervention or reputational damage.
We are subject to risks associated with artificial intelligence and machine learning technology.
Recent technological advances in artificial intelligence and machine learning technology pose risks to our Company and our portfolio companies. We and our portfolio companies could be exposed to the risks of artificial intelligence and machine learning technology if third-party service providers or any counterparties, whether or not known to us, also use artificial intelligence and machine learning technology in their business activities. We and our portfolio companies may not be in a position to control the use of artificial intelligence and machine learning technology in third-party products or services.
Use of artificial intelligence and machine learning technology could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming partly accessible by other third-party artificial intelligence and machine learning technology applications and users.
Independent of its context of use, artificial intelligence and machine learning technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that artificial intelligence and machine learning technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error-potentially materially so-and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of artificial intelligence and machine learning technology. To the extent that we or our portfolio companies are exposed to the risks of artificial intelligence and machine learning technology use, any such inaccuracies or errors could have adverse impacts on our Company or our investments.
Artificial intelligence and machine learning technology and its applications, including in the private investment and financial sectors, continue to develop rapidly, and it is impossible to predict the future risks that may arise from such developments.
Inflation can adversely impact our cost of capital and the value of our portfolio investments.
Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Recently, inflation levels have been at their highest point in nearly 40 years and the Federal Reserve has begun an aggressive campaign to raise certain benchmark interest rates in an effort to combat inflation. As inflation increases, the real value of our common stock and distributions therefore may decline. In addition, during any periods of rising inflation, the interest rates of debt securities we issue would likely increase, which would tend to further reduce returns to common stockholder; likewise, as interest rates increase, the value of our debt investments would decrease, though this effect can be less pronounced for floating rate instruments. This could also lead to decreased asset coverage for our outstanding debt and preferred stock. Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the domestic or global economy and changes in economic policies, and our investments may not keep pace with inflation, which may result in losses to our stockholders. This risk is greater for fixed-income instruments with longer maturities.
The prolonged Russian invasion of Ukraine and the resulting international response may have a material adverse impact on us and our portfolio companies.
As a result of Russia's military invasion of Ukraine in February 2022, the United States and other countries imposed broad-reaching political and economic sanctions on Russia, certain Russian allies believed to be providing them military or financial support, on private and public companies domiciled in Russia, including public issuers and banking and financial institutions, and on a variety of individuals. These sanctions, combined with equivalent measures taken by foreign businesses ceasing operations in Russia, continue to adversely impact global financial markets, disrupt global supply chains, and impair the value and liquidity of issuers that continue to maintain exposure to Russia and its allies, Russian investments and sectors that can be impacted by restrictions on Russian imports and exports, such as the oil and gas industry.
It is not possible to predict the duration or extent of longer-term consequences of this conflict, which could include further sanctions, retaliatory measures taken by Russia, embargoes, regional instability, geopolitical shifts and adverse effects on or involving macroeconomic conditions, supply chains, inflation, security conditions, currency exchange rates and financial markets around the globe. However, the consequences of the conflict between Russia and Ukraine could result in a worsening economic downturn and/or recession, globally and/or locally in the U.S. or other economies, reduce business activity, spawn additional conflicts (whether in the form of traditional military action, reignited “cold” wars or in the form of virtual warfare such as cyberattacks) with similar and perhaps wider ranging impacts and consequences and have an adverse impact on our returns and net asset value. Such consequences also may increase our funding cost or limit our access to the capital markets.

Until we raise sufficient capital to build an investment portfolio that generates sufficient revenue to cover our operating expenses, our continued operations are dependent upon the ELA entered into with the Adviser.
As of June 30, 2025, we have not raised sufficient capital to build an investment portfolio that generates sufficient revenue to cover our operating expenses and have only been able to fund distributions to shareholders and pay a portion of our expenses through the ELA entered into with the Adviser. The ELA provides that the Adviser will be required to waive its investment advisory fees under the Investment Advisory Agreement until June 30, 2025, to the extent that the payment of such fees would cause our operating expenses to exceed an annual rate, expressed as a percentage of our average quarterly net assets, equal to 4.00%.
Trade negotiations and related government actions may create regulatory uncertainty for our portfolio companies and our investment strategies and adversely affect the profitability of our portfolio companies.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States.

ESTIMATED USE OF PROCEEDS
We intend to use substantially all of the proceeds from this offering, net of expenses and distributions, to lend to and invest in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion in accordance with our investment objectives and using the strategies described in this prospectus. In addition, we may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. The remainder will be used for working capital and general corporate purposes, including the payment of operating expenses and repayment of amounts outstanding under the OZK Credit Facility. However, we have no established limits on the use of proceeds from this offering. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Further, it generally will take us between 30-90 days to fully invest the initial proceeds we receive in connection with this offering, depending on the availability of investment opportunities that are consistent with our investment objectives and strategies, the time needed to investigate, negotiate and execute the investments that we select and due to the fact that it will be difficult to commit to investments prior to the receipt of such proceeds.
Based on prevailing market conditions and depending on our evaluation of the investment opportunities then available, we thereafter anticipate that we will invest the proceeds from each subscription closing in debt securities generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Pending such use, we will invest the net proceeds of this offering primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective. During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. See “Advisory Agreement.” To the extent that there are significant delays in the deployment of the capital raised from this offering (whether due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution or otherwise), it will be more difficult to achieve our investment objectives and our returns may be adversely affected. See “Regulation - Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.
The following tables set forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided as of June 30, 2025 and assumes that the Company sells the maximum number of shares registered in this offering, or approximately 66,666,667 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our Common Stock and the actual number of shares we sell in this offering. The table below assumes that shares are sold at the offering price as of June 30, 2025 of $4.50 per share. Such amount is subject to increase or decrease based upon our NAV per share.
The following tables present information about the net proceeds raised in this offering for each class, assuming the maximum primary offering amount of $300,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of
	$100,000,000 in
	Class S Shares
Gross Proceeds(1)	$100,000,000	100%
Upfront Sales Load(2)	$—	—%
Organization and Offering Expenses(3)	$433,333	0.43%
Net Proceeds Available for Investment	$99,566,667	99.57%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of
	$100,000,000 in
	Class D Shares
Gross Proceeds(1)	$100,000,000	100%
Upfront Sales Load(2)	$—	—%
Organization and Offering Expenses(3)	$433,333	0.43%
Net Proceeds Available for Investment	$99,566,667	99.57%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of
	$100,000,000 in
	Class I Shares
Gross Proceeds(1)	$100,000,000	100%
Upfront Sales Load(2)	$—	—%
Organization and Offering Expenses(3)	$433,333	0.43%
Net Proceeds Available for Investment	$99,566,667	99.57%

(1)	We intend to conduct a continuous offering of an unlimited number of Common Stock over an extended time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.
(2)	The Company will not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares or Class D shares through certain participating brokers, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that participating brokers limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Participating brokers will not charge such fees on Class I shares. Subject to FINRA limitations on underwriting compensation, we and, ultimately, certain classes of our common shareholders, will pay the following shareholder servicing and/or distribution fees to the Dealer Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares; and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to the Class I shares. The Dealer Manager anticipates that all or a portion of the shareholder servicing and/or distribution fee will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class A shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including selling commissions, the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that underwriting compensation, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a common shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Dealer Manager or the applicable participating broker), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution.”
(3)	The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering. We may incur additional organization and offering expenses as described in the “Plan of Distribution” section, which are currently estimated to be $2,079,129. These expenses are to be paid by our Adviser or an affiliate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing in this prospectus. The discussion includes a comparison of our results of operations and financial condition for the fiscal years ended June 30, 2025 and 2024, respectively. For a comparison of our results of operations and financial condition for the fiscal years ended June 30, 2024 and 2023, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2024 Form 10-K filed with the SEC on September 12, 2024. In addition to historical information, the following discussion contains forward-looking information that involves risks and uncertainties. Our actual results may differ significantly from any results expressed or implied by these forward-looking statements due to the factors discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere herein.
Overview
We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We have elected and intend to continue to qualify annually to be taxed for U.S. federal income tax purposes as a RIC under the Code.
On March 31, 2019, Pathway Capital Opportunity Fund, Inc. (“PWAY”) merged with and into us (the “Merger”). As the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc. (“TPIC”)). In connection with the Merger, Prospect Flexible Income Management, LLC (“PFIM”), an affiliate of PWAY, became our investment adviser, and Prospect Administration LLC (the “Administrator” or “Prospect Administration”), an affiliate of PFIM and our new investment adviser, Prospect Capital Management L.P. (the “Adviser”), became our administrator. Although PWAY merged with and into us, PWAY is considered the accounting survivor of the Merger and its historical financial statements are included and discussed herein and in other applicable reports that we file with the SEC.
On and effective September 16, 2022, we changed our name to Prospect Floating Rate and Alternative Income Fund, Inc. from Prospect Sustainable Income Fund, Inc. by filing Articles of Amendment to our Fourth Articles of Amendment and Restatement, as amended and supplemented.
We previously publicly offered for sale a maximum amount of $300,000,000 in shares of our Class A common stock on a “best efforts” basis with Triton Pacific Securities, LLC “Triton”) serving as the dealer manager for the offering pursuant to a dealer manager agreement, as amended. Triton was not required to sell any specific number or dollar amount of shares but would use its best efforts to sell the shares offered. Effective February 19, 2021, the offering was terminated and, as a result, the dealer manager agreement terminated in accordance with its terms and Triton ceased serving as our dealer manager effective as of such date. The Class A shares are only expected to be issued in the future in connection with the reinvestment of distributions.
As of October 28, 2025, we have sold a total of 9,055,279 shares of common stock, including 1,415,392 shares issued pursuant to our distribution reinvestment plan, for gross proceeds of approximately $63,700,219, including the reduction due to $(7,295,005) in shares repurchased pursuant to the Company’s share repurchase program and 14,815 shares of common stock sold to Triton Pacific Adviser, LLC, our former investment adviser (the "TPIC Adviser") in exchange for gross proceeds of $200,003. As a result of the Merger, the Company issued 775,193 shares.
Our Adviser is a Delaware limited partnership and is registered as an investment adviser under the Advisers Act. Our Adviser is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Mr. Barry currently controls our Adviser.
Investments
Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Under normal market conditions, we will invest at least 80% of our net assets (plus any borrowings for investment purposes) in floating rate loans and other income producing investments. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on directly originating loans and making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). We expect our target credit investments will typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size will vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We also expect to make our investments directly through the primary issuance by the borrower or in the secondary market.
We will generally source our investments primarily through our Adviser. We believe the investment management team of our Adviser has a significant amount of experience in the credit business, including originating, underwriting, principal investing and loan structuring.
We expect to dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured loans) and less invested in other types of credit instruments. The loans in which we intend to invest are often rated by a nationally recognized ratings organization, and generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation - also known as “high yield” or “junk bonds”). However, we may also invest in non-rated debt securities.
To seek to enhance our returns, we may employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed the maximum amount permitted by the 1940 Act.
As part of our investment objective to generate current income, we expect that at least 70% of our investments will consist primarily of directly originating senior secured first lien loans and senior secured second lien loans and syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt. We expect that up to 30% of our investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of collateralized loan obligations (“CLOs”), which we also refer to as subordinated structured notes (“SSNs”). The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans.
As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we have in the past and expect in the future to co-invest on a concurrent basis with certain affiliates, consistent with applicable regulations and our allocation procedures. On January 13, 2020 (amended on August 2, 2022), our Adviser received an exemptive order from the SEC granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by our Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund, Inc., subject to certain conditions included therein. Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the 1940 Act and in a manner that will not jeopardize our status as a BDC or RIC.
As a BDC, we are permitted under the 1940 Act to borrow funds to finance portfolio investments. To enhance our opportunity for gain, we intend to employ leverage as market conditions permit. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. As a result, we were allowed to increase our leverage capacity effective as of March 16, 2019. The use of leverage, although it may increase returns, may also increase the risk of loss to our investors, particularly if the level of our leverage is high and the value of our investments declines.
Revenues
We generate revenue in the form of dividends, interest and capital gains on the debt securities, equity interests and CLOs that we hold. In addition, we may generate revenue from our portfolio companies in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees will be recognized as earned.
Expenses
Our primary operating expenses will be the payment of advisory fees and other expenses under the Investment Advisory Agreement with the Adviser (the “Investment Advisory Agreement”). The advisory fees will compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments.
We will bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:
•    corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and management services agreement;
•    the cost of calculating our net asset value, including the cost of any third-party valuation services;
•    the cost of effecting sales and repurchase of shares of our common stock and other securities;
•    investment advisory fees;
•    fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•    transfer agent and custodial fees;
•    fees and expenses associated with marketing efforts;
•    federal and state registration fees;
•    U.S. federal, state and local taxes;
•    independent directors’ fees and expenses;
•    costs of proxy statements, stockholders’ reports and notices;
•    fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
•    direct costs such as printing, mailing, long distance telephone, and staff;
•    fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;
•    costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;
•    brokerage commissions for our investments;
•    legal, accounting and other costs associated with structuring, negotiating, documenting and completing our investment transactions;
•    all other expenses incurred by our Adviser, in performing its obligations, subject to the limitations included in the Investment Advisory Agreement; and
•    all other expenses incurred by either our Administrator or us in connection with administering our business, including payments to our Administrator under the Administration Agreement (as defined herein) that will be based upon our allocable portion of its overhead and other expenses incurred in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs.
Reimbursement of our Administrator for Administrative Services

We will reimburse our Administrator for the administrative expenses necessary for its performance of services to us.

Such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. However, such reimbursement is made in an amount equal to the lower of the Administrator’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location. We will not reimburse our Administrator for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of our Administrator.
Portfolio and Investment Activity
We seek to be a long-term investor with our portfolio companies. During the three and twelve month periods ended June 30, 2025, we purchased $5,407,235 and $48,155,370, respectively, in investment securities (excluding short-term securities). During the same three and twelve month periods ended June 30, 2025, there was a noncash restructured investment in the amount of $919,060 and $5,279,071, respectively.

During the same three and twelve month periods ended June 30, 2025, sales and redemptions of investment securities (excluding short-term securities) were $3,563,848 and $20,414,660, respectively, resulting in a total net portfolio growth of $1,843,387 and $27,740,710, respectively, for the three and twelve months ended June 30, 2025.

As of June 30, 2025, our investment portfolio, with a total fair value of $85,016,596, consisted of interests in 66 investments (96% in senior secured loans, 3% in equity/other and 1% in CLO - subordinated notes).

Our financial condition, including the fair value and performance of certain of our portfolio investments, may be materially impacted after June 30, 2025 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by the renewed hostilities in the Middle East, the ongoing conflict between Russia and Ukraine, rising interest rates, inflationary pressures, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments. For additional information concerning risks and their potential impact on our business and our operating results, see “Part I, Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed on September 3, 2025.

During the three and twelve month periods ended June 30, 2024, we purchased $29,707,463 and $48,266,763, respectively, in investment securities (excluding short-term securities). During the same three and twelve month periods ended June 30, 2024, there was a noncash restructured investment in the amount of $0 and $997,560, respectively.

During the same three and twelve month periods ended June 30, 2024, sales and redemptions of investment securities (excluding short-term securities) were $4,070,861 and $7,966,315, respectively, resulting in a total net portfolio growth of $25,636,602 for the three months ended June 30, 2024 and a total net portfolio growth of $40,300,448 for the twelve months ended June 30, 2024.

As of June 30, 2024, our investment portfolio, with a total fair value of $59,455,010, consisted of interests in 50 investments (94% in senior secured loans, 1% in equity/other and 5% in CLO - subordinated notes).
Portfolio Holdings
As of June 30, 2025, our investment portfolio, with a total fair value of $85,016,596, consisted of interests in 27 portfolio companies and 22 structured subordinated notes. As of June 30, 2024, our investment portfolio, with a total fair value of $59,455,010, consisted of interests in 21 portfolio companies and 24 structured subordinated notes. As of June 30, 2023, our investment portfolio, with a total fair value of $21,915,187, consisted of interests in 19 portfolio companies and 24 structured subordinated notes. The following table presents certain selected information regarding our portfolio composition and weighted average yields as of June 30, 2025, June 30, 2024 and June 30, 2023:

	As of June 30, 2025			As of June 30, 2024			As of June 30, 2023
	Amortized Cost	Fair Value	As Percent of Total Fair Value	Amortized Cost	Fair Value	As Percent of Total Fair Value	Amortized Cost	Fair Value	As Percent of Total Fair Value
Senior Secured Loans-First Lien	$79,543,576	$77,495,655	91%	$55,535,790	$54,095,336	91%	$16,445,667	$15,362,386	70%
Senior Secured Loans-Second Lien	4,339,325	4,249,570	5%	1,800,331	1,559,701	3%	1,758,303	1,416,049	7%
Common Equity/Other	3,279,862	2,061,100	1%	1,717,943	743,301	1%	670,383	478,096	2%
Preferred Equity	377,122	501,010	2%	50,000	100,000	—%	—	—	—%
Senior Secured Notes	—	—	—%	—	—	—%	752,867	271,899	1%
Structured subordinated notes	864,921	709,261	1%	3,443,826	2,956,672	5%	5,764,411	4,386,757	20%
Total	$88,404,806	$85,016,596	100%	$62,547,890	$59,455,010	100%	$25,391,631	$21,915,187	100%

Number of portfolio companies	27			21			19
Number of Structured subordinated notes	22			24			24

% Variable Rate (based on fair value)(1)	94.00%			100.00%			98.73%
% Fixed Rate (based on fair value)(1)	6.00%			—%			1.27%

% Weighted Average Yield Variable Rate (based on principal outstanding)(1)(2)	11.14%			10.94%			10.95%
% Weighted Average Yield Fixed Rate (based on principal outstanding)(1)	10.64%			—%			7.43%
% Weighted Average Yield on Structured Subordinated Notes (based on cost)	—%			2.65%			9.52%
% Weighted Average Yield on Fixed Rate Debt, Variable Rate Debt and Structured Subordinated Notes (based on cost)(3)	11.17%			10.62%			10.57%
% Weighted Average Yield (based on cost) for the entire portfolio	10.70%			10.32%			10.29%

(1) The interest rate by type information is calculated using the Company’s debt portfolio and excludes equity investments.
(2) The interest rate by type information is calculated using the Company’s debt portfolio and excludes structured subordinated notes.
(3) The interest rate by type information is calculated excluding the Company’s equity investments.

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of June 30, 2025, June 30, 2024 and June 30, 2023:

	June 30, 2025
Industry	Investments at Amortized Cost	Percentage of Portfolio	Investments at Fair Value	Percentage of Portfolio
Healthcare & Pharmaceuticals	$22,729,225	26%	$22,902,129	27%
Automotive	8,691,552	10%	8,145,766	9%
Telecommunications	8,197,147	9%	7,355,550	9%
Consumer Goods: Non-Durable	5,975,572	7%	5,069,461	6%
Beverage, Food & Tobacco	4,820,318	5%	4,954,278	6%
High Tech Industries	4,867,983	6%	4,915,366	6%
Services: Consumer	5,340,440	6%	4,655,664	5%
Transportation: Cargo	4,386,823	5%	4,466,250	5%
Consumer Goods: Durable	4,222,652	5%	4,296,202	5%
Services: Business	4,492,864	5%	4,184,835	5%
Media: Advertising, Printing & Publishing	3,293,835	4%	3,413,576	4%
Wholesale	2,957,298	3%	2,916,144	3%
Banking	2,926,825	3%	2,682,544	3%
Finance	2,600,000	3%	2,600,000	3%
Media: Diversified and Production	1,839,325	2%	1,749,570	2%
Structured Finance	864,921	1%	709,261	1%
Retail	198,026	—%	—	—%
Total	$88,404,806	100%	$85,016,596	100%

	June 30, 2024
Industry	Investments at Amortized Cost	Percentage of Portfolio	Investments at Fair Value	Percentage of Portfolio
Healthcare & Pharmaceuticals	$19,518,610	31%	$19,061,883	32%
Automotive	5,940,679	10%	5,943,941	10%
Services: Consumer	5,755,102	9%	5,470,250	9%
Hotel, Gaming & Leisure	4,813,157	8%	4,806,257	8%
Services: Business	4,654,857	7%	4,286,146	7%
Media: Broadcasting & Subscription	3,343,548	5%	3,451,274	6%
Telecommunications	3,261,044	5%	3,031,539	5%
Banking	2,979,693	5%	2,991,303	5%
High Tech Industries	2,952,217	5%	2,985,077	5%
Structured Finance	3,443,831	6%	2,956,672	5%
Beverage, Food & Tobacco	2,889,240	5%	2,876,123	5%
Media: Diversified and Production	1,800,331	3%	1,559,701	3%
Consumer goods: Non-Durable	997,560	1%	28,375	—%
Retail	198,026	—%	6,469	—%
Total	$62,547,895	100%	$59,455,010	100%

	June 30, 2023
Industry	Investments at Amortized Cost	Percentage of Portfolio	Investments at Fair Value	Percentage of Portfolio
Structured Finance	$5,764,411	23%	$4,386,757	20%
Healthcare & Pharmaceuticals	2,942,734	12%	2,880,134	13%
Services: Consumer	3,004,329	12%	2,741,742	13%
Services: Business	2,647,846	10%	2,507,919	11%
Telecommunications	2,283,487	9%	2,324,213	11%
Wholesale	1,917,882	7%	1,662,469	8%
Media: Diversified and Production	1,758,303	7%	1,416,049	7%
Media: Broadcasting & Subscription	977,525	4%	971,690	4%
Beverage, Food & Tobacco	972,281	4%	920,151	4%
Consumer goods: Durable	703,653	3%	678,492	3%
Consumer goods: Non-Durable	997,560	4%	669,880	3%
Automotive	470,727	2%	470,696	2%
Financial	752,867	3%	271,899	1%
Retail	198,026	—%	13,096	—%
Total	$25,391,631	100%	$21,915,187	100%

As of June 30, 2025, June 30, 2024 and June 30, 2023, we did not “control” any of our portfolio companies, as defined in the 1940 Act.
The following table shows the composition of our investment portfolio by level of control as of June 30, 2025, June 30, 2024 and June 30, 2023:

	June 30, 2025				June 30, 2024
Level of Control	Cost	% of Portfolio	Fair Value	% of Portfolio	Cost	% of Portfolio	Fair Value	% of Portfolio
Non-Control/Non-Affiliate	$88,404,806	100%	$85,016,596	100%	$62,547,890	100%	$59,455,010	100%
Total Investments	$88,404,806	100%	$85,016,596	100%	$62,547,890	100%	$59,455,010	100%

	June 30, 2023
Level of Control	Cost	% of Portfolio	Fair Value(1)	% of Portfolio
Non-Control/Non-Affiliate	$25,391,631	100%	$21,915,817	100%
Total Investments	$25,391,631	100%	$21,915,817	100%

Net Asset Value

During the year ended June 30, 2025, our net asset value increased by $8,724,577, while our net asset value per share decreased by $0.19. For the year ended June 30, 2025, the decrease in net asset value per share was primarily attributable to an increase in net realized and net change in unrealized losses on investments of $2,395,545, or $0.27 per weighted average share. For the year ended June 30, 2025, the increase in net asset value of $8,714,523 was primarily attributable to capital contributions of $10,000,000 which was partially offset by net realized and net change in unrealized losses on investments of $2,395,545. For the year ended June 30, 2025, our net asset value per share further increased by $0.05 due to distributions to the common shareholders less than our net investment income.

During the year ended June 30, 2024, our net asset value increased by $16,569,698, due to capital and investment activities, while our net asset value per share decreased by $(1.41). For the year ended June 30, 2024, the decrease in net asset value per share was primarily attributable to an increase in net realized and net change in unrealized losses on investments of $(2,077,562), or $(0.55) per weighted average share. For the year ended June 30, 2024, our net asset value per share further decreased by $0.45 per share related to distributions and our net investment income (loss) of $(214,815). For the year ended June 30, 2024, our net asset value per share further decreased by $(0.02) per share from the realized loss on the extinguishment of debt, which decreased by $(66,844).

During the year ended June 30, 2023, our net asset value decreased by $(2,007,113), or $(0.93) per share, respectively. The decrease was primarily attributable to a decrease in net realized and net change in unrealized gains of $(1,575,259), or $(0.13) per weighted average share. For the year ended June 30, 2023, the decrease was primarily offset by $0.27 per share related to principal payments and the accelerated interest attributing to distributions being higher than that of our net investment income of $489,966 for the year ended June 30, 2023.

The following table shows the calculation of net asset value per share as of June 30, 2025, June 30, 2024 and June 30, 2023.

	June 30, 2025	June 30, 2024	June 30, 2023
Class A Shares:
Net assets	$39,978,083	$31,263,560	$14,693,862
Shares of common stock issued and outstanding	8,893,696	6,661,373	2,409,452
Net asset value per share	$4.50	$4.69	$6.10

Class I Shares:
Net assets	$10,054	$—	$—
Shares of common stock issued and outstanding	2,237	—	—
Net asset value per share	$4.50	$—	$—
Results of Operations
Investment Income
For the years ended June 30, 2025, 2024, and 2023, we generated $9,397,546, $3,020,157, and $3,290,629, respectively, in investment income in the form of interest and fees earned on our debt portfolio. Such revenues were primarily cash income and non-cash portions related to the accretion of discounts and PIK. Investment income was lower for the years ended June 30, 2024 and 2023 compared to the year ended 2025, as we held fewer investments generating interest income for those periods. For the year ended June 30, 2025, our income from our structured subordinated notes decreased due to 22 investments with an effective yield estimated to be 0%, as expected future cash flows are anticipated to not be sufficient to repay these investments at cost as well as many investments exiting the reinvestment period.

For the years ended June 30, 2025, 2024, and 2023, PIK interest included in interest income totaled $498,497, $153,085, and $19,781, respectively. For the year ended June 30, 2025, PIK interest included in interest income was higher due to amendments on five additional investments which now have partial PIK interest.
Operating Expenses
Total operating expenses before expense limitation support totaled $7,356,881, $3,682,527 and $3,223,344 for the years ended June 30, 2025, 2024, and 2023, respectively. These operating expenses consisted primarily of interest and credit facility expense, offering costs, base management fees, administrator costs, legal expense, valuation services and audit and tax expense.

The base management fees for the years ended June 30, 2025, 2024, and 2023, respectively, were $1,228,769, $447,554, and $422,681. Base management fees were higher for the year ended June 30, 2025 compared to the years ended June 30, 2024 and 2023, due to the increase in purchases of our common stock. During the year ended June 30, 2025, average total gross assets increased due to the sale of the Company's Class A common stock and an increase in investments held. Management fees for the years ended June 30, 2025, 2024, and 2023 were waived.

The interest and credit facility expense for the years ended June 30, 2025, 2024, and 2023, respectively, were $3,745,639, $1,243,672, and $1,258,907. The interest and credit facility expenses were higher for the year ended June 30, 2025 compared to the years ended June 30, 2024 and 2023, due to an increase in the average outstanding credit facility balance. For the year ended June 30, 2025, the average stated interest rate (i.e., rate in effect plus the spread) was 7.30% under the Senior Secured Revolving Credit Facility (as defined below). For the years ended June 30, 2024 and 2023, the average stated interest rate was 7.80% and 6.26%, respectively, under the Senior Secured Revolving Credit Facility and a previously terminated senior secured revolving credit agreement with Royal Bank of Canada (the “Credit Facility”) combined. For the years ended June 30, 2025 and 2024, average outstanding borrowings under the Senior Secured Revolving Credit Facility and Credit Facility were

$44,141,918 and $8,199,454, respectively, and for the year ended June 30, 2023, average outstanding borrowings under the Credit Facility were $16,677,151.

The offering costs for the years ended June 30, 2025, 2024, and 2023, respectively, were $521,345, $82,489, and $4,585. The offering costs for the year ended June 30, 2025 were higher compared to the years ended June 30, 2024 and 2023, due to the commencement of our Multi-Class Offering and the amortization of the initial costs associated with our registration statement that was declared effective by the SEC on May 10, 2024.

The legal expenses for the years ended June 30, 2025, 2024, and 2023, respectively, were $188,284, $90,036, and $148,626. The legal expenses for the year ended June 30, 2025 were higher compared to the years ended June 30, 2024 and 2023 due to additional costs associated with launching our Multi-Class Offering.

The valuation services for the years ended June 30, 2025, 2024, and 2023, respectively, were $57,043, $35,491 and $26,688. The valuation costs for the year ended June 30, 2025 were higher in aggregate compared to the years ended June 30, 2024 and 2023 due to an increase in investments held.

The audit expenses for the years ended June 30, 2025, 2024, and 2023, respectively, were $375,750, $208,624 and $305,533. The audit costs for the year ended June 30, 2025 were higher compared to the years ended June 30, 2024 and 2023 due to the additional procedures related to the re-issuance of the prior year audit opinion from the previous auditor.

The general and administrative expense for the years ended June 30, 2025, 2024, and 2023, respectively, were $98,933, $177,599 and $65,942. The general and administrative expense for the year ended June 30, 2024 was higher compared to the years ended June 30, 2025 and 2023, due to costs associated with proxy and other SEC filings.

Pursuant to the expense limitation payment (discussed below), the Adviser reimbursed the Company $1,160,344, $447,555 and $422,681 for the years ended June 30, 2025, 2024, and 2023, respectively.

Pursuant to the waiver of administrative costs, the Administrator reimbursed the Company $365,000 for the year ended June 30, 2025. The Administrator did not reimburse the Company for the years ended June 30, 2024 and June 30, 2023.

Net Investment Income (Loss)
Our net investment income (loss) totaled $3,634,434, $(214,815), and $489,966 for the years ended June 30, 2025, 2024, and 2023, respectively. The net investment income for the year ended June 30, 2025 was higher due to an increase in the number of investments generating interest income.
Net Realized Gains/Losses from Investments
We measure realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized.

For the years ended June 30, 2025, 2024, and 2023, we received proceeds from sales and repayments on unaffiliated investments of $20,414,660, $7,966,315 and $12,219,301 respectively, from which we realized losses of $169,821, $2,087,522 and $848,927, respectively. During the year ended June 30, 2024, we recognized a realized loss from debt extinguishment of $66,844 related to the termination of the Credit Facility. During the year ended June 30, 2025, our Research Now Group, LLC and Dynata, LLC First Lien Term Loan was restructured to new First Lien Debt and Common Stock of New Insight Holdings, Inc. A portion of the cost basis exchanged was written-off for tax purposes and we recorded a realized loss of $297,076 to our investment in Research Now Group, LLC and Dynata, LLC. During the year ended June 30, 2025, we recognized a realized loss of $1,850,522 on our Structured Subordinated Notes.
Net Unrealized Gains/Losses on Investments
For the years ended June 30, 2025, 2024, and 2023, net change in unrealized gains (losses) totaled $(295,330), $9,960, and $(726,332), respectively. For the year ended June 30, 2025, the fair value of our investments was negatively impacted by macro-economic challenges such as reduced demand, economic volatility, and inflationary pressures.

Financial Condition, Liquidity and Capital Resources
We generate cash primarily from cash flows from fees (such as management fees), interest and dividends earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of funds is investments in companies, payments of our expenses and distributions to holders of our common stock.
Because many of our operating costs are not proportional to our size, including accounting/auditing, legal, insurance and administrative costs (which includes the reimbursement of the compensation of the chief financial officer, chief compliance officer, treasurer, secretary and other administrative personnel of our Administrator), we must raise sufficient capital in order to build a portfolio that generates sufficient revenue to cover our expenses. As of September 30, 2025, we have not raised sufficient capital to build a large enough portfolio to generate sufficient revenue to cover our operating expenses. We have entered into an Expense Limitation Agreement with our Adviser, which, as a result of our Adviser waiving fees that we would otherwise be required to pay to it, has allowed us to make distributions to shareholders and pay some expenses. However, after December 31, 2026, our Adviser is no longer contractually obligated to waive fees. Our Adviser, in its capacity as an affiliate of our former adviser, has in the past agreed to voluntarily waive fees, but there is no guarantee that it will do so and, if it does not, we will be required to sell our investments to cover our expenses
We previously publicly offered for sale a maximum amount of $300,000,000 in shares of common stock on a "best efforts" basis. Triton was not required to sell any specific number or dollar amount of shares but would use its best efforts to sell the shares offered. The minimum investment in shares of our common stock in the offering was $5,000. Effective February 19, 2021, the offering was terminated and, as a result, the dealer manager agreement terminated in accordance with its terms and Triton ceased serving as our dealer manager effective as of such date.
We are conducting our continuous Multi-Class Offering of our Class S shares, Class D shares, and Class I shares, in a maximum aggregate amount of $300,000,000. Because the Multi-Class Offering is a "best efforts" offering, the Dealer Manager is only required to use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares.

We may borrow funds to make investments at any time, including before we have fully invested the proceeds of our offering, to the extent we determine that additional capital would allow us to take advantage of investment opportunities, or if our Board of Directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders. We have not yet decided, however, whether, and to what extent, we will finance portfolio investments using debt. We do not currently anticipate issuing any preferred stock.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the "Omnibus Guidelines"), requires that our sponsor and its affiliates have an aggregate financial net worth, exclusive of home, automobile and home furnishings, of 5% of the first $20,000,000 of both the gross amount of securities currently being offered and the gross amount of any originally issued direct participation program sold by our sponsor and its affiliates within the last 12 months, plus 1% of all amounts in excess of the first $20,000,000. Based on these requirements, our sponsor and its affiliates have an aggregate net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

For the years ended June 30, 2025, 2024, and 2023, our operating activities (used) provided $(24,044,909), $(27,411,792), and $17,149,447 of cash, respectively. The change is primarily driven by an increase in purchases, an increase in interest receivable, an increase in a payable for accrued legal and administrator fees, an increase in the amortization of deferred financing costs and an increase in due to administrator.

For the years ended June 30, 2025, 2024, and 2023, operating activities included the purchases of investments of $48,155,370, $48,266,763 and $0, respectively.

For the years ended June 30, 2025, 2024, and 2023, operating activities included the repayments and sales of portfolio investments of $20,414,660, $7,966,315, and $12,219,301, respectively.

Financing activities provided/(used) $25,137,688, $37,025,657 and $(12,824,459) of cash during the years ended June 30, 2025, 2024, and 2023, respectively, which included dividend payments of $472,923, $538,291, and $616,122, respectively, and borrowings under the Secured Revolving Credit Facility of $46,100,000, $44,000,000, and $0, respectively.

For the years ended June 30, 2025, 2024, and 2023, we repaid $28,400,000, $24,800,000, and $11,900,000, respectively, under the Secured Revolving Credit Facility and the Credit Facility.

Credit Facility
On August 12, 2025, the Company, as servicer, established a $75 million senior secured revolving credit facility (the “OZK Credit Facility”) with Bank OZK acting as facility agent. In connection with the OZK Credit Facility, the Company’s wholly-owned financing subsidiary, Prospect Flexible Funding, LLC (the “Borrower”), as borrower, and each of the other parties thereto entered into a Loan and Servicing Agreement, dated as of August 12, 2025 (the “Loan Agreement”). In conjunction with the closing of the OZK Credit Facility, we terminated a senior secured revolving credit agreement (the “Senior Secured Revolving Credit Facility”) with Sumitomo Mitsui Banking Corporation (“SMBC”).

The OZK Credit Facility is scheduled to mature on August 10, 2029 and bears interest at a rate of one-month Secured Overnight Finance Rate (“SOFR”) + 2.50%. The OZK Credit Facility is secured by assets of the Borrower. Under the Loan Agreement, the Borrower has made certain customary representations and warranties and is required to comply with various covenants, including borrowing restrictions, reporting requirements and other customary requirements for similar credit facilities. The Loan Agreement includes usual and customary events of default for credit facilities of this nature.

On July 8, 2025, we drew $3,400,000 on the Senior Secured Revolving Credit Facility. On July 25, 2025, August 4, 2025 and August 7, 2025, we repaid $4,700,000, 3,000,000 and 7,400,000 on the Senior Secured Revolving Credit Facility, respectively.

On August 18, 2025, August 20, 2025, September 15, 2025 and October 9, 2025, we repaid $5,800,000, $1,000,000, $953,750 and $250,000 on the OZK Credit Facility, respectively. On August 27, 2025 and October 1, 2025, we drew $4,000,000 and $500,000 on the OZK Credit Facility, respectively. As of October 28, 2025, there was no balance on the Senior Secured Revolving Credit Facility. As of October 28, 2025, there was a $39,496,250 outstanding OZK Credit Facility balance.

Recent Developments

Management has evaluated all known subsequent events through the date the consolidated financial statements to our most recent quarterly report on Form 10-Q were available to be issued on November 14, 2024 and notes the following:
Issuance of Common Stock
For the period beginning July 1, 2025 and ending October 28, 2025, the Company issued 225,186 shares of its Class A common stock pursuant to its distribution reinvestment plan in the amount of $1,013,784.

Investment Activity

During the period beginning July 1, 2025 and ending October 28, 2025, the Company sold 9 investments in portfolio companies totaling $14,469,469.

During the period beginning July 1, 2025 and ending October 28, 2025, the Company made 4 investments in portfolio companies totaling $5,109,155.

On August 1, 2025, Amneal Pharmaceuticals LLC fully repaid the $1,405,660 First Lien Term Loan to us at par.

On August 15, 2025, Druid City Infusion, LLC repaid the $953,750 First Lien Term Loan to us at par.

On September 29, 2025, First Brands Group, LLC and certain of its affiliates (“First Brands”) filed voluntary petitions for Chapter 11 bankruptcy protection. The Company holds $5.9M in notional of the first lien loans to First Brands.

Repurchase Offer

On June 26, 2025, under our share repurchase program, we made a tender offer to purchase up to the number of shares of our issued and outstanding Class A and Class I common stock we could repurchase with the cash we retained during the quarter ended March 31, 2025 as a result of issuing shares through our distribution reinvestment plan to those shareholders who elected to receive their distributions in the form of additional shares rather than in cash. The total cash retained during the quarter ended March 31, 2025 as a result of issuing shares through our distribution reinvestment plan prior to this tender offer was approximately $751,301. The tender offer was for cash at a price equal to the net asset value per share as of July 31, 2025. The offer expired at 4:00 P.M., Eastern Time on July 30, 2025, and a total of 65,840 shares were validly tendered and not withdrawn pursuant to the offer as of such date. In accordance with the terms of the offer, the Company purchased all 65,840 shares validly tendered and not withdrawn at a price equal to $4.53 per share for an aggregate purchase price of approximately $298,257.

Distributions

On September 25, 2025, the Board of Directors of the Company declared a distribution for the months of September 2025 and October 2025, which reflects a targeted annualized distribution rate of 10.0% based on the net asset value per share for the fourth fiscal quarter ended June 30, 2025. The distributions have a record date as of the close of business of the last Friday of September 2025 and October 2025. The distributions will be payable to stockholders of record as of the monthly record dates set forth below.

Record Date	Payment Date	PFLOAT Class A Common Stock, per share	PFLOAT Class I Common Stock, per share
September 26, 2025	October 3, 2025	$0.03452	$0.03452
October 31, 2025	November 7, 2025	$0.04315	$0.04315
Distributions
General
We elected to be treated, beginning with our fiscal year ending December 31, 2012, and intend to qualify annually thereafter, as a RIC under the Code. To maintain RIC tax treatment, we generally must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our recognized capital gains in excess of recognized capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income or capital gains recognized but not distributed in preceding years and on which we paid no federal income tax.
While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, we may retain sufficient amounts of our taxable income and capital gains such that we may be unable to avoid entirely the imposition of the tax. In that event, we will be subject to U.S. federal income tax imposed at corporate rates on any retained income, and we will also be liable for the U.S. federal excise tax but only on the amount by which we do not meet the foregoing distribution requirement.
Our Board of Directors has authorized, and has declared, cash distributions on our common stock on a monthly basis since the second quarter of 2015 (in our capacity as TPIC). The amount of each such distribution is subject to our Board of Directors’ discretion and applicable legal restrictions related to the payment of distributions. We calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and distributions will begin to accrue on the date we accept subscriptions for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our Board of Directors. Each year a statement on IRS Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e.,(i) paid from investment company taxable income, which is generally our net ordinary income plus our realized net short-term capital gains in excess of realized net long-term capital gains, (ii) paid from net capital gain on the sale of securities, which is our realized net long-term capital gains in excess of realized net-short term capital losses, and/or (iii) a return of paid-in capital surplus, which is generally a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes.
We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, when we make a distribution, stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested (net of applicable withholding tax) in additional shares of our common stock. Any distributions reinvested under the plan will nevertheless remain taxable to U.S. stockholders.
Related Party Transactions
License Agreement
We entered into a license agreement with an affiliate of our Adviser, pursuant to which the affiliate granted us a non-exclusive, royalty free license to use the “Prospect” name. Under this license agreement, we have the right to use such name for so long as our Adviser or another affiliate of the Adviser is our investment adviser. Other than with respect to this limited license, we have no legal right to the “Prospect” name or logo.
Investment Advisory Agreement
We have entered into the Investment Advisory Agreement with our Adviser. We will pay our Adviser a fee for its services under the Investment Advisory Agreement, which will ultimately be borne by our stockholders. The cost of both the base management fee payable to the Adviser and any incentive fees it earns will ultimately be borne by our stockholders. See “-Investment Advisory Fees.”
Certain members of our senior management hold an equity interest in our Adviser.  Members of our senior management also serve as principals of other investment managers affiliated with our Adviser that do and may in the future manage investment funds, accounts or other investment vehicles with investment objectives similar to ours.
Administration Agreement
The Administrator, an affiliate of the Adviser, became the administrator for the Company pursuant to an administrative agreement, as amended and restated as of June 17, 2019 (the "Administration Agreement").The Administrator performs, oversees and arranges for the performance of administrative services necessary for the operation of the Company. These services include, but are not limited to, accounting, finance and legal services. For providing these services, facilities and personnel, the Company reimburses the Administrator for the Company’s actual and allocable portion of expenses and overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and the Company’s allocable portion of the costs of its chief financial officer and chief compliance officer and their respective staffs.
For the years ended June 30, 2025, 2024, and 2023, allocation of overhead from the Administrator to the Company was $601,000, $887,058, and $568,825, respectively, of which $365,000 was waived by the Administrator during the year ended June 30, 2025.

During the years ended June 30, 2025, 2024, and 2023, $70,000, $59,000, and $35,000, respectively, of US Bank, BNY and Sumitomo Mitsui Banking Corporation ("SMBC") fees are being included within the Administrator costs incurred by the Company.

As of June 30, 2025 and June 30, 2024, $2,015,442 and $1,766,942, respectively, was payable to the Administrator, US Bank, BNY and SMBC by the Company.
Co-Investments
On January 13, 2020 (amended on August 2, 2022), the Adviser received an exemptive order from the SEC (the “Order”),which superseded a prior co-investment exemptive order granted on February 10, 2014, granting the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, including Prospect Capital Corporation (“PSEC”), Priority Income Fund, Inc. (“PRIS”) and Prospect Enhanced Yield Fund ("PENF"), where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein.
Under the terms of the relief permitting us to co-invest with other funds managed by our Adviser or its affiliates, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Company’s independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching of the Company or its stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies. In certain situations where co-investment with one or more funds managed by the Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Company will be unable to invest in any issuer in which one or more funds managed or owned by the Adviser or its affiliates has previously invested.
Officers and Directors
Certain officers and directors of the Company are also officers and directors of the Adviser and its affiliates. There were no fees paid to the independent directors of the Company as the Company did not exceed the minimum net asset value required

(i.e., greater than $100 million) to receive a fee for the years ended June 30, 2025, 2024, and 2023. The officers do not receive any direct compensation from the Company.
Dealer Manager Agreement

On May 13, 2024, the Company entered into the dealer manager agreement (“Dealer Manager Agreement”) with the Dealer Manager.

Pursuant to the terms of the Dealer Manager Agreement, the Company pays the Dealer Manager over time a shareholder servicing and/or distribution fee with respect to our outstanding Class S and Class D shares equal to 0.85% and 0.25%, respectively, per annum of the aggregate NAV of our outstanding Class S and Class D shares, including any Class S and Class D shares issued pursuant to our distribution reinvestment plan, which is included in the 10% underwriting compensation limit. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Dealer Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers for ongoing shareholder services performed by such participating brokers.

Our Adviser or an affiliate may also pay directly, or reimburse the Dealer Manager if the Dealer Manager pays on our behalf, any organization and offering expenses (other than any underwriting compensation, including upfront selling commissions and shareholder servicing and/or distribution fees, subject to FINRA Rule 2310). Additionally, our Adviser will pay the Dealer Manager a distribution services fee of 0.848% of the sales price of each share sold, except for sales arranged by our Adviser, an affiliate of our Adviser, or their respective personnel.
Expense Limitation Agreement
On and effective April 20, 2021, we entered into the expense limitation agreement with the Adviser, which was amended and restated on July 7, 2021, August 23, 2022, April 24, 2023, May 13, 2024, February 12, 2025 and July 25, 2025 ("ELA"). Pursuant to the Sixth Amended and Restated Expense Limitation Agreement (the "Sixth Amended and Restated ELA"), the Adviser has agreed to waive its investment advisory fees under the Investment Advisory Agreement, dated April 20, 2021, by and between the Company and the Adviser, and also requires the Adviser to reimburse the Company for certain other expenses in order to limit the Company’s operating expenses to an annual rate, expressed as a percentage of the Company’s average quarterly net assets, equal to 0.00%. The Sixth Amended and Restated ELA is in effect from July 1, 2025 until the quarter ending December 31, 2026. After December 31, 2026, such waiver may be made at our Adviser’s option and in its sole discretion. The Sixth Amended and Restated ELA permits for expenses waived or reimbursed by the Adviser to be recouped by the Adviser in accordance with the terms of the Sixth Amended and Restated ELA. However, pursuant to the terms of the Sixth Amended and Restated ELA, given the 0.00% annual rate, the expenses waived or reimbursed by the Adviser under the Sixth Amended and Restated ELA will effectively not be subject to recoupment. Our Adviser waived fees, pursuant to the ELA, in an amount of $1,160,344, $447,555, and $422,681 for the years ended June 30, 2025, 2024, and 2023, respectively. For a detailed discussion of the ELA, see "Additional Relationships and Related Party Transactions-Expense Limitation Agreement."

Investment Advisory Fees
Overview
On April 20, 2021, the Company entered into the Investment Advisory Agreement with the Adviser, which was unanimously approved by the Company’s board of directors, including by all of the directors who are not “interested persons” (as defined in the 1940 Act), on February 18, 2021, subject to stockholder approval of the Investment Advisory Agreement. The Company’s stockholders approved the Investment Advisory Agreement at a Special Meeting of Stockholders held on March 31, 2021.
On November 5, 2021, the Advisory Agreement was amended and restated to reduce the base management fee and eliminate the incentive fee, effective as of January 1, 2022 and until the one year anniversary of the listing of our common stock on a national securities exchange as discussed herein (the “Amended and Restated Advisory Agreement”). The Amended and Restated Advisory Agreement was unanimously approved by our board of directors, including all of our directors who are not “interested persons” (as defined in the 1940 Act), and became effective on January 1, 2022. The Investment Advisory Agreement replaced the Former Investment Advisory Agreement with PFIM, the Company's former investment adviser, which terminated effective April 20, 2021.
The Investment Advisory Agreement, as amended and restated, is further discussed below.
Investment Advisory Agreement

Pursuant to the Amended and Restated Advisory Agreement, we pay the Adviser a fee for investment advisory and management services consisting of a base management fee and an incentive fee. The cost of both the base management fee payable to the Adviser and any incentive fees it earns will ultimately be borne by our stockholders.
Base Management Fee. Until the Listing Anniversary, the base management fee is calculated at an annual rate of 1.20% (0.30% quarterly) of our average total assets, which includes any borrowings for investment purposes. Following the Listing Anniversary, the base management fee will be calculated at an annual rate of 1.75% (0.4375% quarterly), commencing with the first base management fee calculation that occurs after such anniversary. The base management fee is payable quarterly in arrears, and is calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and is appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial month or quarter is appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.
Incentive Fee. Until the Listing Anniversary, the Adviser will not be entitled to an incentive fee. Following the Listing Anniversary, the incentive fee will consist of two parts: (1) the subordinated incentive fee on income and (2) the capital gains incentive fee.
Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding calendar quarter. For purposes of this fee, “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and incentive fees on income and capital gains). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The subordinated incentive fee on income is subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature. Operating expenses are included in the calculation of the subordinated incentive fee on income.
We will pay our Adviser a subordinated incentive fee on income for each calendar quarter as follows:
•    No incentive fee will be payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.5%.
•    100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the preferred return but is less than or equal to 1.875%) as the “catch-up.” The effect of the “catch-up” provision is that, if our pre-incentive fee net investment income reaches 1.875% in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if a preferred return did not apply.
•    20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) will be payable to our Adviser. This reflects that once the preferred return is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter will be allocated to our Adviser.
Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year; provided that the incentive fee determined as of December 31, 2021 will be calculated for a period of shorter than twelve calendar months to take into account any net realized capital gains, if any, computed net of all realized capital losses and unrealized capital depreciation for the period commencing as of the date of the Investment Advisory Agreement and ending on December 31, 2021. In determining the capital gains incentive fee payable to the Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception. Operating expenses are not taken into account when determining capital gains incentive fees.
Amended and Restated Advisory Agreement

On November 5, 2021, we amended and restated the Investment Advisory Agreement to reduce the base management fee from an annual rate of 1.75% (0.4375% quarterly) to 1.20% (0.30% quarterly) and eliminate the incentive fee payable thereunder, effective as of January 1, 2022 and until the Listing Anniversary.

Following the Listing Anniversary (1) the base management fee will be calculated at an annual rate of 1.75% (0.4375% quarterly), commencing with the first base management fee calculation that occurs after such anniversary, and (2) the Adviser will be entitled to receive the same incentive fee, including the subordinated incentive fee on income and the capital gains incentive fee, as set forth in the Investment Advisory Agreement and discussed above, commencing with the first calendar quarter after such anniversary. The Amended and Restated Advisory Agreement became effective on January 1, 2022. Until such effective date, the advisory fees payable to the Adviser were as set forth in the Investment Advisory Agreement. See “Investment Advisory Agreement” above.

The Adviser agrees to waive $68,425 of the base management fees due and payable by the Company to the Adviser under the Investment Advisory Agreement for the quarterly period ended June 30, 2025.

During the years ended June 30, 2025, 2024, and 2023, the total base management fee incurred by the Adviser was $1,228,769, $447,554, and $422,681, respectively, which were waived by the Adviser. As of June 30, 2025 and June 30, 2024, the total base management fee due to the Adviser after the waiver was $0 and $0, respectively.

There were no incentive fees payable as of June 30, 2025 or June 30, 2024. During the years ended June 30, 2025, 2024, and 2023, there were no incentive fees incurred.
Asset Coverage
In accordance with the 1940 Act, the Company is currently only allowed to borrow amounts such that its “asset coverage,” as defined in the 1940 Act, is at least 150% after such borrowing. “Asset coverage” generally refers to a company’s total assets, less all liabilities and indebtedness not represented by “senior securities,” as defined in the 1940 Act, divided by total senior securities representing indebtedness and, if applicable, preferred stock. “Senior securities” for this purpose includes borrowings from banks or other lenders, debt securities and preferred stock.
On March 23, 2018, an amendment to Section 61(a) of the 1940 Act was signed into law to permit BDCs to reduce the minimum “asset coverage” ratio from 200% to 150%, so long as certain approval and disclosure requirements are satisfied. Under the existing 200% minimum asset coverage ratio, the Company is permitted to borrow up to one dollar for investment purposes for every one dollar of investor equity, and under the 150% minimum asset coverage ratio, the Company will be permitted to borrow up to two dollars for investment purposes for every one dollar of investor equity. In other words, Section 61(a) of the 1940 Act, as amended, permits BDCs to potentially increase their debt-to-equity ratio from a maximum of 1 to 1 to a maximum of 2 to 1.
At the 2019 Annual Meeting, stockholders approved the application to the Company of the 150% minimum asset coverage ratio set forth in Section 61(a)(2) of the 1940 Act. As a result, and subject to certain additional disclosure requirements and the repurchase obligations described above, the minimum asset coverage ratio applicable to the Company was reduced from 200% to 150%, effective as of March 16, 2019.
Below is our annual asset coverage since June 30, 2019. As of June 30, 2025, our asset coverage ratio stood at 188% based on the outstanding principal amount of our senior securities representing indebtedness.

Revolving Credit Facility	Total Amount Outstanding	Asset Coverage per Unit(1)	Involuntary Liquidating Preference per Unit(2)	Average Market Value per Unit(2)
June 30, 2025	$45,500,000	$1,879	—	—
June 30, 2024	$27,800,000	$2,125	—	—
June 30, 2023	$8,600,000	$2,709	—	—
June 30, 2022	$20,500,000	$1,815	—	—
June 30, 2021	$21,000,000	$1,950	—	—
June 30, 2020	$21,000,000	$1,931	—	—
June 30, 2019	$5,500,000	$5,256	—	—

(1) The asset coverage ratio is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by secured senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.
(2) This column is inapplicable.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. In applying many of these accounting principles, we make estimates that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates on historical experience and other factors that we believe are reasonable under the circumstances. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially. These estimates, however, are subjective and subject to change, and actual results may differ materially from our current estimates due to the inherent nature of these estimates.

Our critical accounting estimates, including those relating to the valuation of our investment portfolio, are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in Part I, Item 1A. Risk Factors, in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024. See Note 2 to our consolidated financial statements for more information on how fair value of our investment portfolio is determined, and Note 8 to our consolidated financial statements for information about the inputs and assumptions used to measure fair value of our investment portfolio.
Fair value of Financial Instruments
To value our investments, we follow the guidance of ASC 820, Fair Value Measurement ("ASC 820"), that defines fair value, establishes a framework for measuring fair value in conformity with GAAP, and requires disclosures about fair value measurements. In accordance with ASC 820, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.
ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:
Level 1. Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
Level 2. Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3. Unobservable inputs for the asset or liability.
In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. All of our investments carried at fair value are classified as Level 2 or Level 3 as of June 30, 2025, with a significant portion of our investments classified as Level 3.
Investments
We determine the fair value of our investments on a quarterly basis, with changes in fair value reflected as a net change in unrealized gains (losses) from investments in the Consolidated Statement of Operations.
The Company applies the SEC’s Rule 2a-5 in determining fair value of its investments. Rule 2a-5 establishes a consistent, principles-based framework for boards of directors to use in creating their own specific processes in order to determine fair values in good faith.

Investments for which market quotations are readily available must be valued at such market quotations. In order to validate market quotations, management and the independent valuation firm look at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. In determining the range of values for debt instruments where market quotations are not readily available, we perform a multiple step valuation process with our investment professionals alongside our independent valuation firms. The independent valuation firms prepare valuations for each investment which are presented by the independent valuation firms to the Audit Committee of our Board of Directors. The Audit Committee makes a recommendation to the Board of Directors of the value for each investment and the Board of Directors approves the values with the input of the Adviser quarterly. For intra-quarter valuations, the Adviser as valuation designee takes the most recent quarterly valuations approved by the Board of Directors, calculates the estimated earnings per share for each investment in order to adjust the valuation of each investment for income that is expected to be realized and considers other factors that should be taken into account in order to adjust the valuations, including, market changes in expected returns for similar investments; performance improvement or deterioration which would change the margin added to the base interest rate charged; the nature and realizable value of any collateral; the issuer’s ability to make payments and its earnings and discounted cash flow; the markets in which the issuer does business; comparisons to publicly traded securities; and other relevant factors.
Management and the independent valuation firm may consider various factors in determining the fair value of our investments. One prominent factor is the enterprise value of a portfolio company determined by applying a market approach such as using earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples, net income and/or book value multiples for similar guideline public companies and/or similar recent investment transactions and/or an income approach, such as the discounted cash flow technique. If relevant, management and the independent valuation firms will consider the pricing indicated by external events such as a purchase or sale transaction to corroborate the valuation.
Changes in market yields, discount rates, capitalization rates or EBITDA multiples, each in isolation, may change the fair value measurement of certain of our investments. Generally, an increase in market yields, discount rates or capitalization rates, or a decrease in EBITDA (or other) multiples may result in a decrease in the fair value measurement of certain of our investments.
Our investments that are classified as Level 3 are primarily valued utilizing a discounted cash flow, enterprise value ("EV") waterfall, or asset recovery analysis. The discounted cash flow converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate discount rate. The fair value measurement is based on the net present value indicated by current market expectations about those future amounts. Under the EV waterfall, the EV of a portfolio company is first determined and allocated over the portfolio company’s securities in order of their preference relative to one another (i.e., "waterfall" allocation). To determine the EV, we typically use a market (multiples) valuation approach that considers relevant and applicable market trading data of guideline public companies, transaction metrics from precedent merger and acquisitions transactions, and/or a discounted cash flow. The asset recovery analysis is intended to approximate the net recovery value of an investment based on, among other things, assumptions regarding liquidation proceeds based on a hypothetical liquidation of a portfolio company’s assets.
In determining the range of values for our investments in CLOs, the independent valuation firm uses a discounted multi-path cash flow model. Various risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations to generate probability-weighted (i.e., multi-path) cash flows for the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market and certain benchmark credit indices are considered, to determine the value of each CLO investment.
At June 30, 2025, $52,562,069, $6,758,562, and $25,695,965 of our total investments were valued using the discounted cash flow, enterprise value waterfall, and market quotes, respectively, compared to $38,732,046, $2,768,603, and $17,954,361 of our total investments, which were valued using the discounted cash flow, enterprise value waterfall, and market quotes, respectively, at June 30, 2024.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the currently assigned valuations.
Recent Accounting Pronouncements

For discussion of recent accounting pronouncements, refer to Note 2 within the notes to the consolidated financial statements in our most recent annual report on Form 10-K and quarterly report on Form 10-Q, incorporated by reference herein.

SENIOR SECURITIES
The information shown below since June 30, 2019 is included in our financial statements in our annual report on Form 10-K for the fiscal year ended June 30, 2025, as of such dates and have been audited by, our independent registered public accounting firm for that fiscal year.

Revolving Credit Facility	Total Amount Outstanding	Asset Coverage per Unit(1)	Involuntary Liquidating Preference per Unit(2)	Average Market Value per Unit(2)
June 30, 2025	$45,500,000	$1,879	—	—
June 30, 2024	$27,800,000	$2,125	—	—
June 30, 2023	$8,600,000	$2,709	—	—
June 30, 2022	$20,500,000	$1,815	—	—
June 30, 2021	$21,000,000	$1,950	—	—
June 30, 2020	$21,000,000	$1,931	—	—
June 30, 2019	$5,500,000	$5,256	—	—

(1) The asset coverage ratio is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by secured senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.
(2) This column is inapplicable.

PORTFOLIO COMPANIES
The following tables set forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of June 30, 2025. We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments. We do not “control” any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities. Except as indicated below, all of our investments are issued by eligible portfolio companies, as defined in the 1940 Act. Because there is no readily available market value for these investments, the fair value of these investments is determined in good faith by the Company's board of directors as required by the 1940 Act.

						June 30, 2025
Portfolio Company / Security Type	Industry (r)(u)	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets	% of Class Held
Non-Control/Non-Affiliate Investments (less than 5.00% voting control):
Senior Secured Loans-First Lien(f)(k)
Aventiv Technologies, LLC - Third Out Super Priority First Lien Term Loan (i)(j)(m)(n) Aventiv Technologies P.O. Box 1109 Dallas, TX 75001	Telecommunications	3/28/2024	9.65% (3M SOFR+5.09%)	1.00	3/31/2026	$3,202,711	$3,174,893	$2,287,376	5.72%	N/A
Aventiv Technologies, LLC - Second Out Super Priority First Lien Term Loan(h)(m)(n) Aventiv Technologies P.O. Box 1109 Dallas, TX 75001		6/28/2024	12.06% (3M SOFR+7.50%)	1.00	3/31/2026	84,422	84,514	84,422	0.21%	N/A
Aventiv Technologies, LLC - Second Out Super Priority First Lien Term Loan Bridge(h)(j)(n) Aventiv Technologies P.O. Box 1109 Dallas, TX 75001		12/23/2024	14.59% (3M SOFR+10.00%)	1.00	3/31/2026	95,193	93,354	95,193	0.24%	N/A
Amneal Pharmaceuticals LLC(i) 400 Crossing Boulevard, 3rd Floor Bridgewater, New Jersey 08807	Healthcare & Pharmaceuticals	4/22/2024	9.83% (1M SOFR+5.50%)	—	5/4/2028	2,905,660	2,893,170	2,960,287	7.40%	N/A
BCPE North Star US Holdco 2, Inc.(i)(j) Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302	Beverage, Food & Tobacco	2/2/2022	8.44% (3M SOFR+4.00%)	0.75	6/9/2028	5,009,381	4,820,318	4,954,278	12.39%	N/A
Burgess Point Purchaser Corporation(i) 29627 Renaissance Blvd Daphne, Alabama 36526	Automotive	7/26/2024	9.65% (1M SOFR+5.35%)	0.50	7/25/2029	2,969,543	2,821,071	2,551,135	6.38%	N/A
CareerBuilder, LLC(h)(j)(m)(o) 200 N. LaSalle St. Suite 900, Chicago, IL 60601	Services: Consumer	4/13/2023	6.94% (1M SOFR+2.50%) plus 4.25% PIK	1.00	7/31/2026	745,615	719,993	10,066	0.03%	N/A
Discovery Point Retreat, LLC(h) 4306 Capitol Ave, Dallas, Texas 75204	Healthcare & Pharmaceuticals	6/14/2024	12.31% (3M SOFR+7.75%)	3.25	6/14/2029	3,940,000	3,940,000	3,940,000	9.85%	N/A
DRI Holding Inc.(h)(j) 42231 6th Street West Suite 204 Lancaster, CA 93534	Media: Advertising, Printing & Publishing	12/21/2021	9.68% (1M SOFR+5.25%)	0.50	12/21/2028	3,415,967	3,293,835	3,413,576	8.54%	N/A
Druid City Infusion, LLC - First Lien Term Loan(h) 611 McFarland Blvd c, Northport, AL 35476	Healthcare & Pharmaceuticals	9/30/2024	11.80% (3M SOFR+7.50%)	3.00	10/4/2029	4,963,043	4,963,043	4,963,043	12.41%	N/A
Druid City Infusion, LLC - First Lien Convertible Note to Druid City Intermediate, Inc.(h)(m) 611 McFarland Blvd c, Northport, AL 35476		9/30/2024	6.00% plus 2.00% PIK	—	10/4/2033	50,752	50,752	80,929	0.20%	N/A
Emerge Intermediate, Inc.(h)(m)(n) 561 Virginia Rd, Bldg 4, Suite 300, Concord, MA 01742	Healthcare & Pharmaceuticals	2/26/2024	6.00% plus 4.50% PIK	1.00	8/31/2027	5,186,659	5,186,659	4,843,302	12.11%	N/A
First Brands Group(i) 3255 W Hamlin Rd, Rochester Hills, MI 48309	Automotive	2/8/2024	9.54% (3M SOFR+5.00%)	1.00	3/30/2027	1,969,152	1,967,705	1,865,771	4.67%	N/A
		3/8/2024	9.54% (3M SOFR+5.00%)	1.00	3/30/2027	3,939,631	3,902,776	3,728,860	9.32%	N/A
Global Tel*Link Corporation (d/b/a ViaPath Technologies)(h) 3120 Fairview Park Drive Suite 300 Falls Church, VA 22042	Telecommunications	8/6/2024	11.83% (1M SOFR+7.50%)	3.00	8/6/2029	4,962,500	4,844,386	4,888,559	12.23%	N/A
Imperative Worldwide, LLC (f/k/a MAGNATE WORLDWIDE, LLC)(h) 111 SW 5th Ave, Suite 1825, Portland, OR 97204	Transportation: Cargo	12/3/2024	9.80% (3M SOFR+5.50%)	0.75	12/30/2028	4,466,250	4,386,823	4,466,250	11.17%	N/A

iQOR Holdings, Inc.(h) 6700 North Andrews Avenue, Fort Lauderdale 33309	Services: Consumer	6/11/2024	11.81% (3M SOFR+7.50%)	2.50	6/11/2029	4,570,447	4,570,447	4,570,447	11.43%	N/A
MoneyGram International, Inc.(h) 2828 N. Harwood Street, Suite 1500, Dallas, TX 75201	Banking	4/23/2024	9.07% (3M SOFR+4.75%)	0.50	6/1/2030	2,962,500	2,926,825	2,682,544	6.71%	N/A
New WPCC Parent, LLC (h)(m)(t) 2277 Plaza Drive, Suite 270, Sugar Land, TX, 77479	Healthcare & Pharmaceuticals	5/8/2025	13.80% (3M SOFR+9.50%)	2.00	5/9/2030	825,238	825,238	825,238	2.06%	N/A
PlayPower, Inc.-First Lien Term Loan(h)	Consumer goods: Durable	8/28/2024	9.55% (3M SOFR+5.25%)	0.75	8/28/2030	4,310,859	4,222,652	4,296,202	10.74%	N/A
PlayPower, Inc.-First Lien Revolving Line of Credit - Commitment(h)(q)						—	—	—	—%	N/A
Recovery Solutions Parent, LLC(h) 6550 Carothers Parkway, Suite 500. Franklin, TN 37067	Healthcare & Pharmaceuticals	1/27/2025	11.80% (3M SOFR+7.50%)	2.00	1/27/2030	681,533	391,227	681,533	1.70%	N/A
Research Now Group, LLC & Dynata, LLC- First Lien First Out Term Loan(h)(j) 6 Research Drive Shelton, CT 06484	Services: Business	7/15/2024	9.59% (3M SOFR+5.00%)	1.00	7/15/2028	2,955,013	2,926,551	2,923,690	7.31%	N/A
Research Now Group, LLC & Dynata, LLC- First Lien Second Out Term Loan(h) 6 Research Drive Shelton, CT 06484		7/15/2024	10.09% (3M SOFR+5.50%)	1.00	10/15/2028	1,290,146	1,284,051	1,122,427	2.81%	N/A
S&S Holdings LLC(i) 9545 Sea Turtle Dr., Plantation, FL 33324	Wholesale	7/16/2024	9.42% (3M SOFR+5.00%)	0.50	3/11/2028	2,968,992	2,957,298	2,916,144	7.30%	N/A
Shoes West, LLC (d/b/a Taos Footwear) - First Lien Term Loan(h)(s) 18701 S. Figueroa Street, Gardena, California, 90248	Consumer Goods: Non-Durable	1/23/2025	11.56% (3M SOFR+7.00%)	3.00	1/23/2030	4,726,250	4,726,250	4,726,250	11.82%	N/A
Shoes West, LLC (d/b/a Taos Footwear) - First Lien Convertible Note to Taos Footwear(h)(m)(s) 18701 S. Figueroa Street, Gardena, California, 90248			9.00% plus 2.00% PIK	—	1/23/2030	201,762	201,762	252,767	0.63%	N/A
Verify Diagnostics, LLC(h)(x) 122 Commerce Park Dr Unit D, Barrie, Ontario, L4N 8W8	Healthcare & Pharmaceuticals	5/14/2025	14.58% (3M SOFR+10.28%)	3.50	5/15/2030	2,500,000	2,500,000	2,450,000	6.13%	N/A
WatchGuard Technologies, Inc.(h)(j) 255 S King St, Suite 1100, Seattle, WA 98104	High Tech Industries	2/8/2024	9.58% (1M SOFR+5.25%)	0.75	6/30/2029	$4,939,073	$4,867,983	$4,915,366	12.29%	N/A
Total Senior Secured Loans-First Lien							$79,543,576	$77,495,655	193.80%

Senior Secured Loans-Second Lien(f)(k)
QC Holdings, LLC(a)(h)(w)	Finance	6/30/2025	24.00% (3M SOFR+19.00%)	5.00	6/30/2030	$2,500,000	$2,500,000	$2,500,000	6.25%	N/A
Shutterfly Finance, LLC(i)(m) 2800 Bridge Parkway Redwood City, CA 94065	Media: Diversified and Production	6/9/2023	9.33% (3M SOFR+5.00%)	1.00	10/1/2027	1,873,803	1,839,325	1,749,570	4.38%	N/A
Total Senior Secured Loans-Second Lien							$4,339,325	$4,249,570	10.63%

Structured Subordinated Notes (a)(f)(e)(h)(l)(k)
Apidos CLO XXIV Boundary Hall Cricket Square, Grand Cayman P.O. Box 1093, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	5/17/2019	Residual Interest, current yield 0%	N/A	10/20/2030	$250,000	$102,206	$77,000	0.19%	N/A
Apidos CLO XXVI(v) Boundary Hall Cricket Square, Grand Cayman P.O. Box 1093, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	7/25/2019	Residual Interest, current yield 0%	N/A	7/18/2029	250,000	96,650	80,000	0.20%	N/A
Carlyle Global Market Strategies CLO 2017-5, Ltd.(v) 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands	Structured Finance	12/18/2017	Residual Interest, current yield 0%	N/A	1/22/2030	500,000	4,281	9,700	0.02%	N/A
Galaxy XIX CLO, Ltd.(v) 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands	Structured Finance	12/5/2016	Residual Interest, current yield 0%	N/A	7/24/2030	246,767	—	—	—%	N/A
GoldenTree Loan Opportunities IX, Ltd.(v) PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	7/19/2017	Residual Interest, current yield 0%	N/A	10/29/2029	250,000	—	—	—%	N/A
Madison Park Funding XIII, Ltd.(v) 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands	Structured Finance	11/6/2015	Residual Interest, current yield 0%	N/A	4/22/2030	250,000	—	12,875	0.03%	N/A

Madison Park Funding XIV, Ltd. 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands	Structured Finance	11/16/2015	Residual Interest, current yield 0%	N/A	10/22/2030	250,000	95,293	73,625	0.18%	N/A
Octagon Investment Partners XIV, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	12/1/2017	Residual Interest, current yield —%	N/A	7/16/2029	850,000	—	—	—%	N/A
Octagon Investment Partners XV, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	5/23/2019	Residual Interest, current yield 0%	N/A	7/19/2030	500,000	60,795	60,350	0.15%	N/A
Octagon Investment Partners XXI, Ltd.(j) PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	1/6/2016	Residual Interest, current yield 0%	N/A	2/14/2031	387,538	112,058	86,576	0.22%	N/A
Octagon Investment Partners 30, Ltd.(v) PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	11/16/2017	Residual Interest, current yield 0%	N/A	3/17/2030	475,000	7,365	16,340	0.04%	N/A
Octagon Investment Partners 31, Ltd.(v) PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	12/20/2019	Residual Interest, current yield 0%	N/A	7/20/2030	250,000	2,425	2,200	0.01%	N/A
Octagon Investment Partners 36, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	12/20/2019	Residual Interest, current yield 0%	N/A	4/15/2031	500,000	90,770	70,950	0.18%	N/A
Octagon Investment Partners 39, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	1/9/2020	Residual Interest, current yield 0%	N/A	10/21/2030	250,000	76,834	57,300	0.14%	N/A
OZLM XII, Ltd.(v) PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	1/17/2017	Residual Interest, current yield —%	N/A	4/30/2027	275,000	—	—	—%	N/A
Sound Point CLO II, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	5/16/2019	Residual Interest, current yield 0%	N/A	1/26/2031	1,500,000	907	750	—%	N/A
Sound Point CLO VII-R, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	8/23/2019	Residual Interest, current yield 0%	N/A	10/23/2031	150,000	—	—	—%	N/A
Sound Point CLO XVIII, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	5/16/2019	Residual Interest, current yield 0%	N/A	1/21/2031	250,000	30,954	22,425	0.06%	N/A
THL Credit Wind River 2013-1 CLO, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	11/1/2017	Residual Interest, current yield 0%	N/A	7/22/2030	325,000	14,976	10,693	0.03%	N/A
Venture XXXIV CLO, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	7/30/2019	Residual Interest, current yield 0%	N/A	10/15/2031	250,000	73,912	54,800	0.14%	N/A
Voya IM CLO 2013-1, Ltd.(j) PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	6/9/2016	Residual Interest, current yield 0%	N/A	10/15/2030	278,312	39,977	29,752	0.07%	N/A
Voya CLO 2016-1, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	1/22/2016	Residual Interest, current yield 0%	N/A	1/21/2031	$250,000	$55,518	$43,925	0.11%	N/A
Total Structured Subordinated Notes							$864,921	$709,261	1.77%

Common Equity/Other(f)(g)(h)(k)
ACON IWP Investors I, L.L.C. - 472,357 units 1133 Connecticut Avenue NW Suite 700 Washington, D.C. 20036	Healthcare & Pharmaceuticals	4/30/2015	N/A	N/A	N/A		$472,357	$617,500	1.54%	0.52%
AP Special Sits Camaro Holdings, LLC(y) - 553 units 200 N. LaSalle St. Suite 900, Chicago, IL 60601	Healthcare & Pharmaceuticals	1/2/2025	N/A	N/A	N/A		—	—	—%	—%
FullBeauty Brands Holding, Common Stock - 72 units 10100 Reunion Pl., San Antonio, TX 78216	Retail	2/7/2019	N/A	N/A	N/A		198,026	—	—%	—%

iQOR Holdings, Inc. (Bloom Aggregator, LP) - 50 units 6700 North Andrews Avenue, Fort Lauderdale 33309	Services: Consumer	6/11/2024	N/A	N/A	N/A	50,000	75,151	0.19%	0.21%
New WPCC Parent, LLC (Class A Common Stock) (t) - 18,449 units 2277 Plaza Drive, Suite 270, Sugar Land, TX, 77479	Healthcare & Pharmaceuticals	5/8/2025	N/A	N/A	N/A	93,822	142,240	0.35%	0.25%
QC Holdings Topco, LLC(a) - 1,000 units 8208 Melrose Dr., Lenexa, KS 66214	Finance	6/30/2025	N/A	N/A	N/A	100,000	100,000	0.25%	0.45%
Recovery Solutions Parent, LLC, Membership Interest - 37,391 units 6550 Carothers Parkway, Suite 500. Franklin, TN 37067	Healthcare & Pharmaceuticals	1/27/2025	N/A	N/A	N/A	1,085,835	987,491	2.47%	0.37%
Research Now Group, LLC & Dynata, LLC (Common Stock of New Insight Holdings, Inc) - 17,876 units 6 Research Drive Shelton, CT 06484	Services: Business	6/14/2024	N/A	N/A	N/A	282,262	138,718	0.35%	0.18%
Rising Tide Holdings, Inc., Common Stock - 2,500 units CORPORATION TRUST CENTER 1209 ORANGE ST, WILMINGTON, New Castle, DE, 19801	Consumer goods: Non-Durable	9/11/2023	N/A	N/A	N/A	997,560	—	—%	—%
Total Common Equity/Other						$3,279,862	$2,061,100	5.15%

Preferred Stock(f)(g)(h)(k)
Discovery MSO HoldCo LLC(m)(p) - 53 units 4306 Capitol Ave, Dallas, Texas 75204	Healthcare & Pharmaceuticals	6/14/2024	8.00% PIK	N/A	N/A	$50,000	$68,802	0.17%	0.31%
New WPCC PARENT, LLC (Series A Preferred Stock) (t) - 17,452 units 2277 Plaza Drive, Suite 270, Sugar Land, TX, 77479	Healthcare & Pharmaceuticals	5/8/2025	N/A	N/A	N/A	177,122	231,764	0.58%	0.23%
Shoes West, LLC (d/b/a Taos Footwear) - Preferred Equity(m)(s) - 50 units 18701 S. Figueroa Street, Gardena, California, 90248	Consumer Goods: Non-Durable	1/23/2025	8.00% PIK	N/A	N/A	50,000	90,444	0.23%	0.19%
Verify Diagnostic Holdings LLC - 100,000 units 122 Commerce Park Dr Unit D, Barrie, Ontario, L4N 8W8	Healthcare & Pharmaceuticals	5/14/2025	N/A	N/A	N/A	100,000	110,000	0.28%	0.29%
Total Preferred Stock						$377,122	$501,010	1.25%

Total Portfolio Investments						$88,404,806	$85,016,596	212.60%

(a)    Indicates assets that the Company believes do not represent "qualifying assets" under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. Of the Company’s total investments as of June 30, 2025, 4% are non-qualifying assets as a percentage of total assets.
(b)    The majority of the investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate ("SOFR") which resets monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over SOFR or the prime lending rate ("Prime") and the current contractual interest rate in effect at June 30, 2025. Certain investments are subject to a SOFR or Prime interest rate floor. The one-month ("1M SOFR") and three-month ("3M SOFR") SOFR rates are based on the applicable SOFR rate for each investment on its reset date. As of June 30, 2025, the one-and-three month SOFR rates were 4.32% and 4.29%, respectively.
(c)    Fair value is determined by the Company’s Board of Directors (see Note 2).
(d)    See Note 6 for a discussion of the tax cost of the portfolio.
(e) The structured subordinated notes are considered equity positions in the Collateralized Loan Obligations ("CLOs"), which is referred to as "Subordinated Structured Notes", or "SSN". The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is calculated using amortized cost based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.
(f) Security is held by the Company and is pledged as collateral for the Senior Secured Revolving Credit Facility (see Note 10). The fair value of the investments used as collateral by the Company for the Senior Secured Revolving Credit Facility at June 30, 2025 was $85,016,596, representing 100% of our total investments.
(g) Represents non-income producing security that has not paid interest or dividends in the year preceding the reporting date.
(h)    Investment(s) is (are) valued using significant unobservable inputs and are categorized as Level 3 investments in accordance with ASC 820. See Notes 2 and 8 within the notes to the consolidated financial statements in our most recent annual report on Form 10-K and quarterly report on Form 10-Q.
(i) Investment is categorized as Level 2 investments in accordance with ASC 820. See Note 2 within the notes to the consolidated financial statements in our most recent annual report on Form 10-K and quarterly report on Form 10-Q.
(j)     Acquisition date represents the date of the Company's initial investment. Follow-on acquisitions have occurred on the following dates to arrive at the Company's current investment (excluding effects of capitalized PIK interest, premium/original issue discount amortization/accretion, and partial repayments):

Portfolio Company	Investment	Follow-On Acquisition Dates	Follow-On Acquisitions (Excluding initial investment cost)
Aventiv Technologies, LLC	Aventiv Technologies, LLC - Second Out Super Priority First Lien Term Loan Bridge	1/2/2025	$12,629
BCPE North Star US Holdco 2, Inc	Senior Secured Loans-First Lien	6/10/2024, 7/1/2024, 7/11/2024	4,048,942
CareerBuilder, LLC	Senior Secured Loans-First Lien	6/5/2020	690,000
DRI Holding, Inc.	Senior Secured Loans-First Lien	5/16/2024	2,415,300
Emerge Intermediate, Inc.	Senior Secured Loans-First Lien	6/14/2024	131,333
Octagon Investment Partners XXI, Ltd.	Structured Subordinated Notes	2/14/2019	35,015
Research Now Group, LLC & Dynata, LLC- First Lien Second Out Term Loan	Senior Secured Loans-First Lien	8/12/2024	2,925,712
Voya IM CLO 2013-1, Ltd.	Structured Subordinated Notes	10/17/2017, 7/1/2019	20,584
WatchGuard Technologies, Inc.	Senior Secured Loans-First Lien	6/26/2024, 7/17/2024	3,994,924
(k) The securities in which the Company has invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). These securities may be resold only in transactions that are exempt from registration under the Securities Act.
(l) The effective yield has been estimated to be 0% as expected future cash flows are anticipated to not be sufficient to repay the investment at cost. If the expected investment proceeds increase, there is a potential for future investment income from the investment. Distributions, once received, will be recognized as return of capital, and when called, any remaining unamortized investment costs will be written off if the actual distributions are less than the amortized investment cost. To the extent that the cost basis of the SSN is fully recovered, any future distributions will be recorded as realized gains.
(m)     The interest rate on these investments, excluding those on non-accrual, contains a paid-in-kind ("PIK") provision, whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities. The interest rate in the schedule represents the current interest rate in effect for these investments. The following table provides additional details on these PIK investments, including the maximum annual PIK interest rate allowed under the existing credit agreements, as of and for the year ended June 30, 2025:

Security Name	PIK Rate - Capitalized	PIK Rate - Paid as cash	Maximum Current PIK Rate
Aventiv Technologies, LLC - Third Out Super Priority First Lien Term Loan	9.65%	—%	9.65%	(A)
Aventiv Technologies, LLC - Second Out Super Priority First Lien Term Loan	12.06%	—%	12.06%	(A)
Discovery MSO HoldCo LLC	8.00%	—%	8.00%
Druid City Infusion, LLC - First Lien Convertible Note	2.00%	—%	2.00%
Emerge Intermediate, Inc.	4.50%	—%	4.50%
New WPCC Parent, LLC. - First Lien Term Loan	—%	8.00%	8.00%
QC Holdings TopCo, LLC - Second Lien Term Loan	—%	14.50%	14.50%	(B)
Shoes West, LLC (d/b/a Taos Footwear) - First Lien Convertible Note to Taos Footwear	2.00%	—%	2.00%
Shoes West, LLC (d/b/a Taos Footwear) - Preferred Equity	8.00%	—%	8.00%
(A) On December 29, 2023, the Aventiv Technologies, LLC Second Out Super Priority First Lien Term Loan and Second Out Super Priority First Lien Bridge Loan was amended to allow a portion of interest accruing in cash to be payable in kind. On March 28, 2025, the Aventiv Technologies, LLC Third Out Super Priority First Lien Term Loan was amended to allow a portion of interest accruing in cash to be payable in kind.
(B) The QC Holdings TopCo, LLC Senior Secured Term Loan Agreement dated June 30, 2025, allows for a portion of interest accruing in cash to be payable in kind. The first interest payment is due September 30, 2025.

(n) The Company has entered into an intercreditor agreement that entitles the Company to the “last out" tranche of the first lien secured loans, whereby the "first out" tranche will receive priority as to the "last out" tranche with respect to payments of principal, interest, and any other amounts due thereunder. Therefore, the Company receives a higher interest rate than the "first out" lenders and the Consolidated Schedule of Investments above reflects such higher rate.
(o)    Investment on non-accrual status as of the reporting date (See Note 2).
(p)    Discovery Point Retreat, LLC, Discovery MSO LLC, Eating Disorder Solutions of Texas LLC, and Discovery Point Retreat Waxahachie, LLC are joint borrowers on the First Lien Term Loan.
(q)    On August 28, 2024, PFLOAT committed to a $656,566 first-lien revolving line of credit, which is undrawn as of June 30, 2025.
(r)    The following table shows the composition of our investment portfolio at fair value by control designation, investment type and by industry as of June 30, 2025:

Industry	Senior Secured Loans-First Lien	Senior Secured Loans-Second Lien	Structured Subordinated notes	Equity(B)	Fair Value Total	Fair Value % of Net Assets
Healthcare & Pharmaceuticals	$20,744,332	$—	$—	$2,157,797	$22,902,129	57%
Automotive	8,145,766	—	—	—	8,145,766	20%
Telecommunications	7,355,550	—	—	—	7,355,550	18%
Consumer Goods: Non-Durable	4,979,017	—	—	90,444	5,069,461	13%
Beverage, Food & Tobacco	4,954,278	—	—	—	4,954,278	12%
High Tech Industries	4,915,366	—	—	—	4,915,366	12%
Services: Consumer	4,580,513	—	—	75,151	4,655,664	12%
Transportation: Cargo	4,466,250	—	—	—	4,466,250	11%
Services: Business	4,046,117	—	—	138,718	4,184,835	10%
Consumer Goods: Durable	4,296,202	—	—	—	4,296,202	11%
Media: Advertising, Printing & Publishing	3,413,576	—	—	—	3,413,576	9%
Wholesale	2,916,144	—	—	—	2,916,144	7%
Banking	2,682,544	—	—	—	2,682,544	7%
Finance	—	2,500,000	—	100,000	2,600,000	7%
Media: Diversified and Production	—	1,749,570	—	—	1,749,570	4%
Structured Finance (A)	—	—	709,261	—	709,261	2%
Total Portfolio	$77,495,655	$4,249,570	$709,261	$2,562,110	$85,016,596	213%

(A) Our SSN investments do not have industry concentrations and as such have been separated in the tables above.
(B) Equity, unless specifically stated otherwise, includes our investments in preferred stock, common stock, membership interests, net profits interests, net operating income interests, net revenue interests, overriding royalty interests, escrows receivable, and warrants.
The following shows the composition of our investment portfolio at amortized cost by control designation, investment type and by industry as of June 30, 2025:

Industry	Senior Secured Loans-First Lien	Senior Secured Loans-Second Lien	Structured Subordinated notes	Equity(B)	Amortized Cost Total
Healthcare & Pharmaceuticals	$20,750,089	$—	$—	$1,979,136	$22,729,225
Automotive	8,691,552	—	—	—	8,691,552
Telecommunications	8,197,147	—	—	—	8,197,147
Consumer Goods: Non-Durable	4,928,012	—	—	1,047,560	5,975,572
Services: Consumer	5,290,440	—	—	50,000	5,340,440
High Tech Industries	4,867,983	—	—	—	4,867,983
Beverage, Food & Tobacco	4,820,318	—	—	—	4,820,318
Services: Business	4,210,602	—	—	282,262	4,492,864
Transportation: Cargo	4,386,823	—	—		4,386,823
Consumer Goods: Durable	4,222,652	—	—		4,222,652
Media: Advertising, Printing & Publishing	3,293,835	—	—		3,293,835
Wholesale	2,957,298	—	—		2,957,298
Banking	2,926,825	—	—	—	2,926,825
Finance	—	2,500,000	—	100,000	2,600,000
Media: Diversified and Production	—	1,839,325	—	—	1,839,325
Structured Finance	—	—	864,921	—	864,921
Retail	—	—	—	198,026	198,026
Total Portfolio	$79,543,576	$4,339,325	$864,921	$3,656,984	$88,404,806

(A) Our SSN investments do not have industry concentrations and as such have been separated in the tables above.
(B) Equity, unless specifically stated otherwise, includes our investments in preferred stock, common stock, membership interests, net profits interests, net operating income interests, net revenue interests, overriding royalty interests, escrows receivable, and warrants.
(s)     Shoes West, LLC and Shoes West Distribution, LLC are joint borrowers on the First Lien Term Loan A and First Lien Term Loan B.
(t)     Our position in New WPCC Parent stemmed from a restructuring of Wellpath, Inc. of which we held a first lien term loan.
(u)     As of June 30, 2025, certain industries classifications have been revised compared to June 30, 2024 to align with updated industry structures.
(v)     Security was called for redemption and the liquidation of the underlying loan portfolio is ongoing.
(w) As of June 30, 2025, an affiliated fund of our Investment Advisor owns a 99.55% equity interest in QC Holdings TopCo, LLC (“QC TopCo”). QC TopCo owns 100% of QC Holdings, LLC (“QC Holdings”), representing 95.40% fully diluted ownership and a controlling beneficial interest in QC Holdings by the affiliated fund per the 1940 Act.
(x) The investment represents a unitranche loan with characteristics of a traditional first lien senior secured loan, but which pursuant to an agreement among lenders is divided among unaffiliated lenders into “first out” and “last out” tranches yielding different interest rates, where our investment is the “last out” tranche(s) of such unitranche loan, subject to payment priority in favor of a first out tranche held by an unaffiliated lender; or, the Company has entered into an intercreditor agreement that entitles the Company to the “last out” tranche of the first lien secured loans, whereby the “first out” tranche will receive priority as to the “last out” tranche(s) with respect to payments of principal, interest, and any other amounts due thereunder. Therefore, the Company may receive a higher interest rate than the “first out” lenders and the Consolidated Schedule of Investments above reflects such higher rate, as applicable.
(y) We hold warrants in AP Special Sits Camaro Holdings, LLC which is the parent company of Careerbuilder LLC, in which we own a first-lien term loan investment.

Significant Portfolio Companies

Set forth below is a brief description of each portfolio company in which we have made an investment whose fair value represented greater than 5% of our total assets as of June 30, 2025. Because of the relative size of our investments in these companies, we are exposed to a greater degree to the risks associated with these companies.

First Brands Group ("First Brands")

Our investment in First Brands had an aggregate fair value of $5.6 million as of June 30, 2025, which is a secured first lien term loan with an aggregate principal amount outstanding of $5.9 million, which matures on March 30, 2027. On September 29, 2025, First Brands filed voluntary petitions for Chapter 11 bankruptcy protection.

First Brands is an aftermarket auto parts manufacturer that sells its products to major auto-parts retailers.

INVESTMENT OBJECTIVE AND STRATEGIES
General
Our Company
We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Under normal market conditions, we will invest at least 80% of our net assets (plus any borrowings for investment purposes) in floating rate loans and other income producing investments. We will provide shareholders with 60 days’ advanced notice prior to changing this 80% investment policy. We have also elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.
Our Adviser manages our investment activities, subject to the overall supervision of our board of directors. We believe the investment management team of our Adviser has a significant amount of experience in the credit business, including originating, underwriting, principal investing and loan structuring.
We expect to dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured loans) and less invested in other types of credit instruments. The loans in which we intend to invest are often rated by a nationally recognized ratings organization, and generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation – also known as “high yield” or “junk”). However, we may also invest in non-rated debt securities.
To seek to enhance our returns, we may employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed the maximum amount permitted by the 1940 Act.
As part of our investment objective to generate current income, we expect that at least 70% of our investments will consist primarily of directly originating senior secured first lien loans and senior secured second lien loans and syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). We expect that up to 30% of our investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of SSNs. The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. The SSNs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate or mortgages. An SSN is a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). The rated debt tranches consist of long-term, financing with specified financing terms, including floating interest rates at a stated spread to SOFR. The equity tranche represents the most junior tranche in the SSN capital structure. The equity tranche is typically not rated and is subordinated to the debt tranches. The holders of equity tranche interests are typically entitled to any cash reserves that form part of the structure at the point at which such reserves are permitted to be released. The equity tranche captures available payments at the bottom of the payment waterfall, after operational and administrative costs of the SSN and servicing of the debt securities.
Investment Objectives and Strategy
Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Under normal market conditions, we will invest at least 80% of our net assets (plus any borrowings for investment purposes) in floating rate loans and other income producing investments. We will provide shareholders with 60 days’ advanced notice prior to changing this 80% investment policy. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on directly originating senior secured first lien loans and senior secured second lien loans and making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect our target credit investments will typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size will vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to make our investments directly through the primary issuance by the borrower or in the secondary market. “Risk-adjusted returns” refers to a measure of investment return per unit of risk and provides a framework to compare and evaluate investment opportunities with differing risk/return profiles. The term “risk-adjusted returns” does not imply that we employ low-risk strategies or that an investment should be considered a low-risk or no risk investment.
Our principal focus is to directly originate senior secured first lien loans and senior secured second lien loans and invest in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of private middle market U.S. companies in a broad range of industries. In addition, we expect to invest up to 30% of our portfolio of investments in other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of SSNs. The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans.
We will be subject to certain regulatory restrictions in making our investments. On January 13, 2020 (amended on August 2, 2022), we received a co- investment exemptive order from the SEC (the “Order”) granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed or owned by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance.
Investment Types
Our portfolio is expected to be comprised primarily of investments in directly originated or syndicated senior secured first lien loans, directly originated or syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of private middle market U.S. companies. In addition, a portion of our portfolio may be comprised of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of SSNs. Our Adviser will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. Below is a diagram illustrating where these investments lie in a typical portfolio company’s capital structure. Senior secured first lien debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of the company, followed by senior secured second lien debt, subordinated debt, preferred equity and, finally, common equity. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We will rely on our Adviser’s experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram
Senior Secured First Lien Loans
Senior secured first lien loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm. Generally, our senior secured first lien loans are expected to have initial maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Generally, we expect that the interest rate on our senior secured first lien loans typically will have variable rates ranging between 3.0% and 8.0% over a standard benchmark, such as the prime rate or the Secured Overnight Financing Rate ("SOFR").
Senior Secured Second Lien Loans
Senior secured second lien loans are immediately junior to senior secured first lien loans and have substantially the same collateral and covenant structures as senior secured first lien loans. Generally, our senior secured second lien loans are expected to have initial maturities of three to eight years. Senior secured second lien loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured first lien loans in full before senior secured second lien loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured first lien loans and senior secured second lien loans. In return for this junior ranking, senior secured second lien loans generally offer higher returns compared to senior secured first lien debt. These higher returns come in the form of higher interest. Generally, we expect that the interest rate on our senior secured second lien loans typically will have variable rates ranging between 6.0% and 11.0% over a standard benchmark, such as the prime rate or SOFR.
Senior Secured Bonds
Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar covenant structures as senior secured loans. Generally, we expect these investments to carry a fixed rate of 6.0% to 12.0% and have initial maturities of three to ten years.
Subordinated Debt
In addition to directly originated and syndicated senior secured first lien loans, directly originated and syndicated senior secured second lien loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt investments usually rank junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We generally will target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt investments have maturities of five to ten years. Generally, we expect these securities to carry a fixed rate, or a floating current yield of 8.0% to 18.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be payment-in-kind (“PIK”).

Equity and Equity-Related Securities
While we intend to maintain our focus on investments in debt securities, from time to time, when we see the potential for significant gain, or in connection with securing particularly favorable terms in a debt investment, we may enter into investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be sophisticated and seasoned. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 15%.
Non-U.S. Securities
We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. For example, the SSNs in which we may invest generally consist of a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests).
Subordinated Structured Notes
We may invest in subordinated structured notes or SSNs, which are a form of securitization where payments from multiple loans are pooled together. Investors may purchase one or more tranches of an SSN and each tranche typically reflects a different level of seniority in payment from the SSN.
Other Securities
We may also invest from time to time in royalties, derivatives, including total return swaps and credit default swaps, that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. We anticipate that any use of derivatives would primarily be as a substitute for investing in conventional securities.
Cash and Cash Equivalents
We may maintain a certain level of cash or equivalent instruments, including money market funds, to make follow-on investments, if necessary, in existing portfolio companies or to take advantage of new opportunities.
Sources of Income
The primary means through which our stockholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time each investment is made. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment. In addition, we may generate revenues in the form of non-recurring commitment, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees and performance-based fees.
Risk Management
We seek to limit the downside potential of our investment portfolio by:
•applying our investment strategy guidelines for portfolio investments;
•requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;
•allocating our portfolio among various issuers and industries, size permitting, with an adequate number of companies, across different industries, with different types of collateral; and
•negotiating or seeking debt investments with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital, which may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights.
We may also enter into interest rate hedging transactions at the sole discretion of our Adviser. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.

Affirmative Covenants
Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.
Negative Covenants
Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lenders’ investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt or making capital expenditures without the lenders’ approval. In addition, certain covenants may restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.
Investment Process
 The investment professionals utilized by our Adviser have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.
 Our Transaction Process

Sourcing
 In order to source transactions, our Adviser will generate investment opportunities through syndicate and club deals and, subject to regulatory constraints, through the proprietary origination channels of the investment team at our Adviser and its affiliates. In club deals, we along with other investors (including our affiliates) pool assets together to purchase securities collectively. With respect to syndicate and club deals, the investment professionals of our Adviser have built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to our Adviser’s proprietary origination channel, our Adviser will seek to leverage the relationships with private equity sponsors and financial intermediaries. We believe that the broad networks of our Adviser and its affiliates will produce a significant pipeline of investment opportunities for us.
 Evaluation
 Initial review. In its initial review of an investment opportunity, our Adviser’s professionals examine information furnished by the target company and external sources, such as rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by our Adviser, within the context of proper portfolio diversification, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated research analyst, the results of which are available for the investment team to review. In the case of a primary or secondary transaction, our Adviser will conduct detailed due diligence investigations as necessary.
Credit analysis/due diligence. Before undertaking an investment, the transaction team expects to conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:
•a full operational analysis to identify the key risks and opportunities of the company’s business, including a detailed review of historical and projected financial results;
•a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;
•on-site visits, if deemed necessary;
•background checks to further evaluate management and other key personnel;
•a review by legal and accounting professionals, environmental or other industry consultants, if necessary;
•financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

•a review of management’s experience and track record.
Execution
 Recommendation. The professionals of our Adviser will recommend investment opportunities for its approval. Our Adviser seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its investment process, which includes (i) the pre-review of each opportunity by one of its investment professionals to assess the general quality, value and fit relative to our portfolio and (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments.
 Approval. After completing its internal transaction process, our Adviser will make formal recommendations for review and approval by our Adviser’s investment committee. In connection with its recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. The consummation of a transaction will require unanimous approval of the members of our Adviser’s investment committee.
 Post-Investment Monitoring
 Portfolio Monitoring. Our Adviser monitors our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, our Adviser expects to work closely with, as applicable, the lead equity sponsor, loan syndicator or agent bank, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements, and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.
 Typically, our Adviser will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. Our Adviser intends to use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research, and/or other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.
 Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. The fair values of the Company’s investments are determined in good faith by the Company’s board of directors. The Company’s board of directors is solely responsible for the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and consistently applied valuation process. Investments for which market quotations are readily available will be recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors will determine the fair value of such investments in good faith, utilizing the input of our valuation committee, our Adviser and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party pricing services and independent third-party valuation services, if applicable.
 Managerial Assistance. As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, our Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than our Adviser, will retain any fees paid for such assistance.
Exit
We will attempt to invest in securities that may be sold in the privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we will focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization.
Potential Competitive Strengths
We believe that we offer investors the following potential competitive strengths:
Established platform with seasoned investment professionals. We believe that we will benefit from the wide resources of our Adviser, which is focused on sourcing, structuring, executing, monitoring and exiting a broad range of investments. We believe the personnel of our Adviser possess market knowledge, experience and industry relationships that enable them to identify potentially attractive investment opportunities in companies pursuant to our investment strategy.
Long-term investment horizon. Our long-term investment horizon gives us greater flexibility, which we believe will allow us to maximize returns on our investments. Unlike private equity and venture capital funds, we are not subject to standard periodic capital return requirements. Such requirements typically stipulate that capital invested in these funds, together with any capital gains on such investment, can be invested only once and must be returned to investors after a pre-determined time period. We believe that our ability to make investments with a longer-term view and without the capital return requirements of traditional private investment vehicles will provide us with greater flexibility to seek investments that can generate attractive returns on invested capital.
Disciplined, income-oriented investment philosophy. Our Adviser is expected to employ an investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which could result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
Investment expertise across all levels of the corporate capital structure. Our Adviser believes that its broad expertise and experience investing at all levels of a company’s capital structure will enable us to manage risk while affording us the opportunity for significant returns on our investments. Our Adviser will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.
We generally will not be subject to U.S. federal income tax on income and capital gains distributed to stockholders. As a RIC, we generally will not be subject to U.S. federal income tax on any ordinary income or capital gains that we recognize from our investments and timely distribute to our stockholders as dividends. Furthermore, tax-exempt investors in our shares who do not finance their acquisition of our shares with indebtedness should not be required to recognize unrelated business taxable income, or “UBTI,” unlike certain direct investors in master limited partnerships (“MLPs”). We expect to form wholly owned subsidiaries that are classified as corporations for U.S. federal income tax purposes to make or hold certain investments in non-traded limited partnerships or other entities classified as partnership for U.S. federal tax purposes. Although, as a RIC, dividends received by us from taxable entities and distributed to our stockholders will not be subject to U.S. federal income tax, any subsidiaries that are classified as corporations for U.S. federal income tax purposes we own will generally be subject to U.S. federal and state income taxes imposed at corporate rates on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.
Status of Our Prior Public Offering
The Company previously conducted an offering of its “Class A” common stock. This offering was terminated on February 19, 2021. As of that date, the Company had sold $24,195,384 in Shares pursuant to the applicable registration statement, excluding $2,619,663 in shares issued pursuant to the Company’s distribution reinvestment plan. In connection with the termination of the public continuous offering of shares, the Company deregistered the remaining $275,804,616 in shares, which remain unsold as of that date and the date of this filing. The Class A shares are not being offered as a part of this prospectus and are only expected to be issued in the future in connection with the reinvestment of distributions.
Operations
Prospect Capital Management has engaged Preferred Shareholder Services, LLC, an affiliate of the Dealer Manager, to provide certain non-offering issuer support services pursuant to a services agreement for the benefit of the Company.
Facilities
Our executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. We believe that our current office facilities are adequate for our business as we intend to conduct it.
Legal Proceedings
Neither we nor our Adviser are currently subject to any material legal proceedings. Nonetheless members of our Adviser, in their other capacities, may currently be involved in legal proceedings and from time to time, we, our Adviser and individuals utilized by us or our Adviser may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts. The outcome of any potential legal proceedings cannot be predicted with certainty.

MANAGEMENT
Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities and financing arrangements, quarterly valuations of our assets and corporate governance activities. The board of directors has established an audit committee and may establish additional committees from time to time as necessary. Our board of directors is divided into three classes of directors serving classified three-year terms. Each year one class of directors will be elected to the board of directors by the stockholders to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if a director should be removed.
A vacancy created by an increase in the number of directors or the death, resignation, removal, or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.
Board of Directors and Executive Officers
Our board of directors consists of four members, a majority of whom are not “interested persons” of us, our Adviser, or Prospect Administration, as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Each year one class of directors will be elected to our board of directors by the stockholders to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until his or her successor is duly elected and qualifies. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act. The Chairman of the board of directors is M. Grier Eliasek, who is an interested director. Our board of directors believes that Mr. Eliasek, as our Chief Executive Officer, is the director with the most knowledge of our business strategy and is best situated to serve as Chairman of the board of directors. The audit committee is made up of a majority of independent directors who will be responsible for assuring the proper valuation of our assets and the net asset value of our shares. Our leadership structure is designed to provide that we are led by a team with the necessary management experience to guide us, while assuring an independent check on management decisions and our financial well-being. Our charter, as well as regulations governing BDCs generally, requires that a majority of the board of directors be independent directors. Our board of directors does not currently have a lead independent director. Our board of directors, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.
Directors
Information regarding our board of directors is set forth below. We have divided the directors into two groups—interested director and independent directors. The address for each director is c/o Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.
Interested Director
The following director is an “interested person” as defined in the 1940 Act.

Name and Age	Position(s) Held with Company	Director Since	Class Term Expires	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Director During Past 5 Years
M. Grier Eliasek, 52	Director, Chairman of the Board, Chief Executive Officer and President	2019	Class III 2027
Director, President and Chief Operating Officer of Prospect Capital Corporation, Managing Director of Prospect Capital Management and Prospect Administration, Director, Chief Executive Officer and President of Priority Income Fund, Inc., and Trustee, President and Chief Executive Officer of Prospect Enhanced Yield Fund.
					Prospect Capital Corporation (since 2004), Priority Income Fund, Inc. (since 2012) and Prospect Enhanced Yield Fund (since 2025).

Independent Directors
The following directors are not “interested persons” as defined in the 1940 Act.

Name and Age	Position(s) Held with Company	Director Since	Class Term Expires	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Director During Past 5 Years
Eugene S. Stark, 67	Director	2019	Class II 2025	Principal Financial Officer, Chief Compliance Officer and Vice President-Administration of General American Investors Company, Inc. from May 2005 to present. Member of Board of Directors of Prospect Capital Corporation and Priority Income Fund, Inc. Member of Board of Trustees of Prospect Enhanced Yield Fund.	Prospect Capital Corporation (since 2008) and Priority Income Fund, Inc. (since 2012) and Prospect Enhanced Yield Fund (since 2025).
William J. Gremp, 82	Director	2019	Class I 2026	Member of Board of Directors of Prospect Capital Corporation and Priority Income Fund, Inc. Member of Board of Trustees of Prospect Enhanced Yield Fund.	Prospect Capital Corporation (since 2006) and Priority Income Fund, Inc. (since 2012) and Prospect Enhanced Yield Fund (since 2025).
Andrew C. Cooper, 63	Director	2019	Class III 2027	Mr. Cooper is an entrepreneur, who over the last 15 years has founded, built, run and sold three companies. He is Co-Chief Executive Officer of Unison Energy, LLC, a company that develops, owns and operates distributed combined heat and power co-generation solutions. Member of Board of Directors of Prospect Capital Corporation and Priority Income Fund, Inc. Member of Board of Trustees of Prospect Enhanced Yield Fund.	Prospect Capital Corporation (since 2009) and Priority Income Fund, Inc. (since 2012) and Prospect Enhanced Yield Fund (since 2025).
Biographical Information
Interested Director:
M. Grier Eliasek
Mr. Eliasek has been the Chairman of the Board and the Company’s Chief Executive Officer and President since March 31, 2019, the date on which Pathway Capital Opportunity Fund, Inc., or PWAY, merged (the “Merger”) with and into Triton Pacific Investment Corporation, Inc., or TPIC. Prior to the Merger Mr. Eliasek served as PWAY’s Chairman of the Board and as its Chief Executive Officer and President since PWAY’s inception. Mr. Eliasek also currently serves as a Managing Director of PCM and the Administrator and as President, Co-Founder and Chief Operating Officer of PSEC. He also serves on the Board of Directors for PSEC and leads each of PCM’s investment committees in the origination, selection, monitoring and portfolio management of investments. Prior to joining PCM in 2004, Mr. Eliasek served as a Managing Director with Prospect Street Ventures, an investment management firm which, together with its predecessors, invested in various investment strategies through publicly traded closed-end funds and private limited partnerships. Prior to joining Prospect Street Ventures, Mr. Eliasek served as a consultant with Bain & Company, a global strategy consulting firm. Mr. Eliasek received his MBA from Harvard Business School and his Bachelor of Science degree in Chemical Engineering with Highest Distinction from the University of Virginia, where he was a Jefferson Scholar and a Rodman Scholar.
Mr. Eliasek brings to the Board business leadership and experience and knowledge of the energy sector, senior secured loans, other debt, private equity and venture capital investments and, as well, a knowledge of diverse management practices. His depth of experience in managerial positions in investment management, securities research and financial services, as well as his extensive knowledge of the Company’s business and operations, provides the Board valuable industry-specific knowledge and expertise on these and other matters. Mr. Eliasek’s service as Chairman of the Board, Chief Executive Officer and President of the Company and as a Managing Director of PCM and Prospect Administration provide him with a specific understanding of the Company, its operation, and the business and regulatory issues facing the Company.
Independent Directors:
Eugene S. Stark
Mr. Stark brings to the Board over 20 years of experience in directing the financial and administrative functions of investment management organizations. The Board benefits from his broad experience in financial management; SEC reporting and compliance; strategic and financial planning; expense, capital and risk management; fund administration; due diligence; acquisition analysis; and integration activities. Since May 2005, Mr. Stark’s position as the Principal Financial Officer, Chief Compliance Officer and Vice President of Administration at General American Investors Company, Inc., where he is responsible for operations, compliance, and financial functions, allows him to provide the Board with added insight into the management practices of other financial companies. From January to April of 2005, Mr. Stark was the Chief Financial Officer of PSEC, prior to which he worked at Prudential Financial, Inc. between 1987 and 2004. His many positions within Prudential include 10 years as Vice President and Fund Treasurer of Prudential Mutual Funds, four years as Senior Vice President of Finance of Prudential Investments, and two years as Senior Vice President of Finance of Prudential Annuities. Mr. Stark is also a Certified Public Accountant (inactive status). Mr. Stark’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, PCM and Prospect Administration enhances his service as a member of the Board of Directors and its committees.
William J. Gremp
Mr. Gremp brings to the Board of Directors a broad and diverse knowledge of business and finance as a result of his career as an investment banker, spanning over 40 years working in corporate finance and originating and executing transactions and advisory assignments for energy and utility related clients. Mr. Gremp was responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. Before that, he served at Wachovia as senior vice president, managing director and co-founder of the utilities and energy investment banking group, responsible for origination, structuring, negotiation and successful completion of transactions utilizing investment banking, capital markets and traditional commercial banking products. From 1989 to 1996, Mr. Gremp was the managing director of global power and project finance at JPMorgan Chase & Co., and from 1970 to 1989, Mr. Gremp was with Merrill Lynch & Co., starting out as an associate in the mergers and acquisitions department, then in 1986 becoming the senior vice president, managing director and head of the regulated industries group. Mr. Gremp’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, PCM and Prospect Administration enhances his service as a member of the Board.
Andrew C. Cooper
Mr. Cooper’s over 30 years of experience in venture capital management, venture capital investing and investment banking provides the Board with a wealth of leadership, business investing and financial experience. Mr. Cooper’s experience as the co-founder, Co-CEO, and director of Unison Energy, a co-generation company that engineers, installs, owns, and operates cogeneration facilities as well as the former co-CEO of Unison Site Management LLC, a leading cellular site owner with over 4,000 cell sites under management, and as co-founder, former CFO and VP of business development for Avesta Technologies, an enterprise, information and technology management software company bought by Visual Networks in 2000, provides the Board with the benefit of leadership and experience in finance and business management. Further, Mr. Cooper’s time as a director of CSG Systems, Protection One Alarm, LionBridge Technologies Weblink Wireless, Aquatic Energy and the Madison Square Boys and Girls Club of New York provides the Board with a wealth of experience and an in-depth understanding of management practices. Mr. Cooper’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, PCM and Prospect Administration enhances his service as a member of the Board of Directors and its committees.
Information about Executive Officers Who are Not Directors

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Kristin Van Dask, 46	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary since March 31, 2019	Ms. Van Dask has been the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of the Fund since March 31, 2019. Ms. Van Dask previously served as controller at Prospect Administration LLC. Ms. Van Dask is also the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Priority Income Fund, Inc., Priority Senior Secured Income Management, LLC, Prospect Capital Corporation and Prospect Enhanced Yield Fund.
Ms. Van Dask has over 20 years of experience in finance, accounting, and financial reporting, including with business development company, closed-end fund, securitization, corporate, private partnership, and other structures. Prior to joining the accounting department of Prospect Administration LLC, Ms. Van Dask served in the Structured Finance Division of GSC Group LLC, a registered investment adviser specializing in credit-based alternative investment strategies. Ms. Van Dask was an Accounting Manager responsible for the accounting and financial reporting of private equity and hedge funds invested in a diverse series of leveraged structured credit instruments. From 2002 to 2007, Ms. Van Dask held various positions within the Assurance practice of Ernst & Young LLP, working on a variety of privately held and publicly traded clients, private equity funds, management companies, and investment advisory partnerships. She was responsible for the supervision of financial statement audits for funds with portfolios ranging up to $10 billion and a publicly traded company with manufacturing revenues of over $8 billion. In 2001, Ms. Van Dask began her public accounting career at Arthur Andersen LLP. Ms. Van Dask holds a BS magna cum laude from Towson University and is a Certified Public Accountant in the state of New York.
The address for our executive officers is c/o Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.
Director Independence
Our Board of Directors annually determines each director’s independence. We do not consider a director independent unless our Board of Directors has determined that he or she has no material relationship with us. We monitor the relationships of our directors and officers through a questionnaire each director completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes.

In order to evaluate the materiality of any such relationship, our Board of Directors uses the definition of director independence set forth in the rules promulgated by the NASDAQ Stock Market. Rule 5605(a)(2)(G) provides that a director, shall be considered to be independent if he or she is not an “interested person” of us, as defined in Section 2(a)(19) of the 1940 Act.

Our Board of Directors has determined that each of the directors is independent and has no relationship with us, except as a director, with the exception of Mr. Eliasek, as a result of his position as President and Chief Executive Officer of us and Managing Director of our Adviser, and his executive positions at certain affiliates of our Adviser.
Committees of our Board of Directors
Audit Committee
Our audit committee is composed wholly of our independent directors. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in determining a fair market value of our debt and equity securities that are not publicly-traded or for which current market values are not readily available. The board of directors and audit committee may utilize the services of an independent valuation firm to help them determine the fair value of these securities. Messrs. Cooper, Gremp and Stark are the members of our audit committee, and Mr. Stark is the chairman. Our board of directors has determined that Mr. Stark is an “audit committee financial expert” as defined under relevant SEC rules.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee is composed wholly of our independent directors. The Nominating and Corporate Governance Committee is responsible for selecting qualified nominees to be elected to the board of directors by stockholders; selecting qualified nominees to fill any vacancies on the board of directors or a committee thereof; developing and recommending to the board of directors a set of corporate governance principles applicable to the Company; overseeing the evaluation of the board of directors and management; determining or recommending to the board of directors for determination the compensation of any of our executive officers to the extent we pay any executive officers’ compensation; and undertaking such other duties and responsibilities as may from time to time be delegated by the board of directors to the Nominating and Corporate Governance Committee. Currently, the company’s executive officers do not receive any direct compensation from the company. The Nominating and Corporate Governance Committee takes into consideration the educational, professional and technical backgrounds and diversity of each nominee when evaluating such nominees to be elected to the board of directors. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity. The Nominating and Corporate Governance Committee is presently composed of three persons: Messrs. Cooper, Gremp and Stark, each of whom is not an “interested person” as defined in the 1940 Act.
The Nominating and Corporate Governance Committee considers candidates suggested by its members and other directors, as well as our management and stockholders. A stockholder who wishes to recommend a prospective nominee for the board of directors must submit the same information and follow the same procedures regarding advance notice and other requirements of our bylaws applicable to stockholder-nominated director candidates. See “Description of Our Securities—Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals” for a description of our stockholder nomination procedure.
In determining whether to recommend a director nominee, the Nominating and Corporate Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of the board of directors as a whole. The Nominating and Corporate Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the board of directors, when identifying and recommending director nominees. The Nominating and Corporate Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Nominating and Corporate Governance Committee’s goal of creating a board of directors that best serves our needs and those of our stockholders.
Compensation Committee. The Company does not have a compensation committee because its executive officers do not receive any direct compensation from the Company. However, the compensation payable to the Company’s investment adviser pursuant to the Advisory Agreement, including as amended and restated, is separately approved by a majority of the Company’s independent directors in accordance with Section 15(c) of the 1940 Act.
Meetings of our Board of Directors
During the fiscal year ended June 30, 2025, our board of directors held ten board meetings, nine Audit Committee meetings and one Nominating and Corporate Governance Committee meeting. All directors attended at least 75% of the meetings of the board of directors and of the respective committees on which they serve. We require each director to make a diligent effort to attend all board and committee meetings, as well as each annual meeting of stockholders.
Compensation of Directors
Our independent directors receive an annual cash retainer for serving on our board of directors and for serving on any committee of our board of directors, plus fees for every board meeting and committee meeting they attend. The amount of the fees we pay our independent directors is determined based on our net assets as of the end of each fiscal quarter and is paid quarterly in arrears as follows:

Net Asset Value	Annual Cash Retainer Fee	Board Meeting Fee	Annual Audit Committee Chairperson Fee	Annual Audit Committee Member Fee	Audit Committee Meeting Fee
$0 million - $100 million	$—	$—	$—	$—	$—
$100 million - $250 million	$20,000	$1,000	$10,000	$2,500	$500
>$250 million	$30,000	$1,000	$12,500	$2,500	$500
We also reimburse our directors for any reasonable out of pocket expenses they have incurred in connection with their service as directors. We will not, however, pay any compensation to directors who also serve as executive officers for us or our Adviser. In addition, we have purchased directors’ and officers’ liability insurance on behalf of our directors and officers.
Compensation of Executive Officers

None of our executive officers will receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business will be provided to us by investment professionals and personnel of our Adviser and by the officers and the employees of the Administrator pursuant to the terms of the Advisory Agreement, including as amended and restated, and the Administration Agreement, respectively. See “Advisory Agreement.”

PORTFOLIO MANAGEMENT
The management of our investment portfolio is the responsibility of our Adviser and its professionals, which currently includes M. Grier Eliasek, Managing Director of our Adviser and our Chief Executive Officer and President, as well as David L. Belzer, John F. Barry III and John G. Burges. For more information regarding the business experience of Mr. Eliasek, see “Management—Board of Directors and Executive Officers,” and of Messrs. Belzer, Barry and Burges, see “—Investment Personnel” below. For information regarding our shares owned by our Adviser’s professionals, see “Control Persons and Principal Stockholders.” Our Adviser’s professionals are not employed by us, and will receive no compensation from us in connection with their portfolio management activities.
Our executive officers, certain of our directors and certain finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of Prospect Administration, Prospect Capital Corporation and Priority Income Fund, Inc. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of PCM may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, PCM may grant equity interests in itself to certain management personnel performing services for our Adviser.
Set forth below is additional information regarding additional entities that are managed by the professionals of our Adviser:

Name	Entity	Investment Focus	Gross Assets(1)
Prospect Capital Corporation	Business Development Company	Investments in senior secured loans, subordinated debt, unsecured debt and equity of a broad portfolio of U.S. companies	$6.8 billion
Priority Income Fund, Inc.	Registered closed-end management investment company	Investments in senior secured loans, via SSN debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated	$596.7 million
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(1)Gross assets are calculated as of June 30, 2025.
Investment Personnel
Mr. Eliasek is assisted by Benjamin Bloom, who serves as Senior Vice President of our Adviser, and by David L. Belzer, John F. Barry III and John G. Burges, who serve as Managing Directors for our Adviser. Information regarding Messrs. Barry, Belzer, Burges and Bloom is set forth below.
John F. Barry III is the Chief Executive Officer of our Adviser with over 40 years of experience as a lawyer, investment banker, venture capitalist and private equity investor, and his service on various boards of directors. In addition to overseeing the Adviser and Prospect Capital Corporation, Mr. Barry has served on the boards of directors of private and public companies, including financial services, financial technology and energy companies. Mr. Barry managed the Corporate Finance Department of L.F. Rothschild & Company from 1988 to 1989, focusing on private equity and debt financing for energy and other companies, and was a founding member of the project finance group at Merrill Lynch & Co. The Company also benefits from Mr. Barry’s experience prior to Merrill Lynch working as a corporate securities lawyer from 1979 to 1983 at Davis Polk & Wardwell, advising energy and finance companies and their commercial and investment bankers. Prior to Davis Polk & Wardwell, Mr. Barry served as Law Clerk to Judge J. Edward Lumbard, formerly Chief Judge of the United States Court of Appeals for the Second Circuit. Mr. Barry’s service as Chief Executive Officer of our Adviser, as Chairman and Chief Executive Officer of Prospect Capital Corporation, as President and Secretary of Prospect Capital Management and as President, Secretary and Managing Director of Prospect Administration provides him with a continuously updated understanding of investment companies, their operations, and the business and regulatory issues facing the Company. Mr. Barry earned his J.D. cum laude from Harvard Law School, where he was an officer of the Harvard Law Review, and his Bachelor of Arts magna cum laude from Princeton University, where he was a University Scholar.
David L. Belzer is a Managing Director of our Adviser with more than 24 years of finance industry experience. Mr. Belzer leads Prospect Capital Management’s Direct Lending company investment activities, is responsible for originating, executing, and managing debt and equity investments in the diversified industrial, business services and energy and infrastructure sectors and is part of the senior management team overseeing investment approval, portfolio management, growth initiatives, and other management functions. Mr. Belzer serves a similar role at Prospect Capital Management since 2004. From 1998 to 1999, Mr. Belzer was a member of the Structured Finance Group at GE Capital, where he focused on originating and executing investments in the oil and gas sector. From 1996 to 1998, Mr. Belzer worked at Wheelabrator Technologies, a developer of waste-to-energy plants. While at Wheelabrator, Mr. Belzer focused on power plant acquisitions and development of the company’s inside-the-fence cogeneration strategy in the northeast. Mr. Belzer holds an MBA from the Olin School of Business at Washington University and a BA from the University of Indiana.
John G. Burges is the Portfolio Manager of the Prospect Floating Rate and Alternative Income Fund, Inc. and a Managing Director of our Adviser with more than 33 years of finance industry experience. Mr. Burges is responsible for originating, executing and managing debt investments across a variety of industries with a focus on more liquid and club loans. Mr. Burges serves a similar role at Prospect Capital Management. Mr. Burges previously worked for 16 years in investment banking and securities in London and New York with Deutsche Bank, Merrill Lynch, and Knight Capital, where he was a Managing Director. In his roles, Mr. Burges was responsible for advising and financing public companies. Mr. Burges has public and private company board and executive experience. Mr. Burges holds an MBA from Columbia Business School and a BA (Hons) from Bristol University in England.
Benjamin Bloom is a Senior Vice President at Prospect where he is responsible for originating, executing, and managing investments in a variety of industries. Prior to joining Prospect, Benjamin worked in the New York office of Barclays, where he was most recently a Vice President in the loan portfolio management group. Benjamin received his BS and BA from the University of Virginia.

INVESTMENT ADVISORY AGREEMENT AND ADMINISTRATION AGREEMENT
Management Services and Responsibilities
Our Adviser, PCM, is a Delaware limited partnership that has been registered as an investment adviser under the Advisers Act since March 31, 2004. PCM is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Both Messrs. Barry and Eliasek spend a significant amount of their time in their roles at PCM working on behalf of its clients. Mr. Barry currently controls PCM.
The principal executive offices of our Adviser are located at 700 S Rosemary Ave, Suite 204, West Palm Beach, FL 33401. As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in its immediate possession or control. As such, the Adviser may not employ, or permit another to employ, our funds or assets in any manner except for our exclusive benefit. The Adviser is prohibited from contracting away the fiduciary obligation owed to us and our stockholders under common law.
Subject to the overall supervision of our board of directors, our Adviser provides investment advisory and management services to us and may also provide on our behalf managerial assistance to those of our portfolio companies to which we are required to do so. Under the terms of our Advisory Agreement, including as amended and restated, our Adviser, among other things:
•determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•identifies, evaluates, negotiates and structures the investments we make;
•executes, monitors and services the investments we make;
•determines what securities we will purchase, retain or sell;
•performs due diligence on prospective portfolio companies; and
•provides us with such other investment advisory, research and related services as we may, from time to time, reasonably request or require for the investment of our funds.
The Adviser also seeks to ensure that we maintain adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing us to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. Our Adviser’s services under the Advisory Agreement, including as amended and restated, are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.
Management Services Fee
Pursuant to the Advisory Agreement, entered into on April 20, 2021, we pay our Adviser a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. On November 5, 2021, we entered into the Amended and Restated Advisory Agreement with our Adviser to reduce the base management fee and eliminate the incentive fee until the one year anniversary of the listing of our common stock on a national securities exchange, as described below. The Amended and Restated Advisory Agreement, including such reduced advisory fees, became effective on January 1, 2022. The cost of both the base management fee payable to our Adviser and any incentive fees it earns is ultimately borne by our stockholders.
Base Management Fee
Until the one year anniversary of the date on which our common stock is listed on a national securities exchange (the “Listing Anniversary”), the base management fee will be calculated at an annual rate of 1.20% (0.30% quarterly) of our average total assets, which includes any borrowings for investment purposes. Commencing with the base management fee calculation that first occurs following the Listing Anniversary, the base management fee will be calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets, which includes any borrowings for investment purposes. The base management fee will be payable quarterly in arrears, and will be calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and will be appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial month or quarter will be appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.

Incentive Fee
Prior to the Listing Anniversary, our Adviser will not be entitled to any incentive fee. Commencing with the first calendar quarter following the Listing Anniversary, our Adviser will be entitled to receive an incentive fee consisting of two parts: (1) the subordinated incentive fee on income and (2) the capital gains incentive fee.
Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding calendar quarter commencing with the first calendar quarter following the Listing Anniversary. For this purpose “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receives) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed under the Amended and Restated Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. The Adviser is under no obligation to reimburse us for any part of the incentive fee it receives that is based on accrued income that we never actually receive. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a preferred return, or “hurdle,” of 1.5% per quarter (6.0% annualized) and a “catch-up” feature measured as of the end of each calendar quarter. Operating expenses are included in the calculation of the subordinated incentive fee.
A subordinated incentive fee on income for each calendar quarter is paid to our Adviser as follows:
•No incentive fee is payable to our Adviser prior to the Listing Anniversary or in any calendar quarter in which our pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.5%, or the fixed preferred return.
•100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the fixed preferred return but is less than or equal to 1.875%) as the “catch-up.” The effect of the “catch-up” provision is that, if our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.875% in any calendar quarter, our Adviser receives 20.0% of our pre-incentive fee net investment income as if a preferred return did not apply.
•20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser once the fixed preferred return is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to our Adviser).
The following is a graphical representation of the calculation of the subordinated incentive fee on income:
Quarterly Subordinated Incentive Fee on Income
Pre-incentive fee net investment income
(expressed as a percentage of the value of our net assets at the end of the immediately preceding calendar quarter)

Percentage of pre-incentive fee net investment income allocated to incentive fee

These calculations will be appropriately prorated for any period of less than three months.
Example: Subordinated Incentive Fee on Income for Each Calendar Quarter
Scenario 1
Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.25%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 0.6125%
Pre-incentive fee net investment income does not exceed the fixed preferred return rate, therefore there is no subordinated incentive fee on income payable.
Scenario 2
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.5%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 1.8625%
Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to fixed preferred return and “catch-up”)(4)
= 100% × (1.8625% - 1.5%)
= 0.3625%
Pre-incentive fee net investment income exceeds the fixed preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.3625%.
Scenario 3
Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.5%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 2.8625%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)
Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income - 1.875))
Catch up     = 1.875% - 1.5%
= 0.375%
Subordinated incentive fee on income = (100% × 0.375%) + (20.0% × (2.8625% - 1.875%))
= 0.375% + (20% × 0.9875%)
= 0.375% + 0.1975%
= 0.5725%
Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.5725%.
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(1)Represents the quarterly preferred return rate of 1.5%, or 6.0% on an annualized basis.
(2)Represents the annual base management fee rate of 1.75%, or 0.4375% on a quarterly basis.
(3)Excludes organizational and offering expenses.
(4)The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 1.875% in any calendar quarter.
*    The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.
Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Amended and Restated Advisory Agreement, as of the termination date), commencing in the year of the Listing Anniversary, and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year; provided that, if the Listing Anniversary is a date other than January 1, the incentive fee determined as of December 31 in the year of the Listing Anniversary will be calculated for a period of shorter than twelve calendar months to take into account any net realized capital gains, if any, computed net of all realized capital losses and unrealized capital depreciation for the period commencing as of the date of the Listing Anniversary and ending on December 31 of that same calendar year. In determining the capital gains incentive fee payable to our Adviser, we will calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.
Payment of Our Expenses
Our primary operating expenses are the payment of advisory fees and other expenses under the Advisory Agreement, including as amended and restated, and the Administration Agreement, and other expenses necessary for our operations. Our board of directors monitors payments we make to our affiliates for compliance with the 1940 Act. Our investment advisory fee compensates our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:
•corporate and organizational expenses relating to offerings of our common stock and other securities, subject to limitations included in the Advisory Agreement, including as amended and restated,;
•the cost of calculating our net asset value, including the cost of any third-party valuation services;
•the cost of effecting sales and repurchases of our common stock and other securities;
•investment advisory fees and other expenses under the Advisory Agreement; including as amended and restated,
•fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•research and market data expenses including, without limitation, news and quotation equipment and services and; computer software specific to our business;
•transfer agent and custodial fees;
•fees and expenses associated with marketing efforts;
•federal and state registration fees, and costs related to listing our securities on any securities exchange;
•U.S. federal, state and local taxes;
•independent directors’ fees and expenses;
•costs of proxy statements, stockholders’ reports and notices;
•fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
•direct costs such as printing, mailing, long distance telephone and staff;
•fees and expenses associated with accounting, independent audits and outside legal costs;
•costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal securities laws, including compliance with the Sarbanes-Oxley Act;
•brokerage commissions for the purchase and sale of our investments;
•other expenses incurred in connection with providing investor relations support and related back-office services with respect to our investors; and
•all other expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, and the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement.
Duration and Termination
Our Adviser’s services under the Advisory Agreement, including as amended and restated, may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. Unless earlier terminated as described below, the Advisory Agreement, including as amended and restated, will remain in effect from year to year if approved annually by (i) the vote of our board of directors, or by approval by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter, and (ii) the vote of a majority of our independent directors. An affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter is also necessary in order to make material amendments to the Advisory Agreement, including as amended and restated. The Advisory Agreement, including as amended and restated, will automatically terminate in the event of its assignment. As required by the 1940 Act, the Advisory Agreement, including as amended and restated, provides that we may terminate it without penalty upon 60 days’ written notice to the Adviser. Our Adviser may voluntarily terminate the Advisory Agreement, including as amended and restated, upon 120 days’ notice prior to termination and must pay all expenses associated with its termination.

Board Approval of the Advisory Agreement
The Advisory Agreement was approved by the Company's board of directors, including all of its independent directors, on February 18, 2021 and by the Company's stockholders at a Special Meeting of Stockholders held on March 31, 2021, and the Company entered into the agreement with PCM on April 20, 2021. On November 5, 2021, Company's board of directors approved the Amended and Restated Advisory Agreement to reduce the base management fee and eliminate the incentive fee until the Listing Anniversary, which became effective on January 1, 2022. After an initial two-year term, the Advisory Agreement, including as amended and restated, shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (a) the vote of our board of directors, or by the vote of a majority of our outstanding voting securities and (b) the vote of a majority of our directors who are not “interested persons” under the 1940 Act. The Investment Advisory Agreement was most recently approved by our board of directors, including by a majority of our independent directors, on June 18, 2025.
In connection with its approval of each of the Advisory Agreement and the Amended and Restated Advisory Agreement, our board of directors considered a number of factors, including the following:
● Investment Performance. Our board of directors reviewed our investment performance and other clients advised by the Adviser’s investment personnel. Our board of directors also discussed in detail the performance of the private and registered closed-end funds currently managed by the investment personnel of the Adviser. There can be no assurance that past performance will be indicative of future performance.
● Costs of the Services Provided to us. Our board of directors believes that the fee structure will fairly compensate the Adviser for the services it provides and adequately incentivize the Adviser to maximize returns to we and its stockholders.
● Economies of Scale. Our board of directors considered information about the potential for our stockholders to experience economies of scale as we grow in size and considered that our investment strategies are expected to change as a result of the Merger, and, accordingly, that the Adviser may present the opportunity for economies of scale previously unavailable to us. The Adviser may seek to have us and one or more other investment accounts managed by the Adviser or any of its affiliates participate in an investment opportunity. We received a co-investment exemptive order from the SEC granting us the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed or owned by the Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein.
● Profitability of the Investment Adviser. Our board of directors recognized that it is difficult to predict with any degree of certainty the Adviser’s profitability. However, given the fee structure would be in line with the fee structures of investment advisers to many of our BDC competitors, our board of directors determined that, based on information available to our board of directors, the Adviser’s profitability with respect to managing us should not be unreasonable in relation to the nature, extent and quality of the services to be provided.
Based on these and other factors, our board of directors, including all of its independent directors, approved the Advisory Agreement and the Amended and Restated Advisory Agreement.
Indemnification of the Adviser
Our charter and the Advisory Agreement, including as amended and restated, provides that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to the fullest extent permitted by law for any liability or loss suffered by the Adviser in connection with its services to us. However, in accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Further, we will not provide indemnification to a person for any loss or liability that would violate any other federal or state securities laws. To this end and in order to comply with NASAA Omnibus Guidelines, until such time as we may list our shares on a national securities exchange the following limitations on indemnification shall apply.
We shall not provide for indemnification of any party entitled to indemnification unless all of the following conditions are met:
•we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;
•we have determined, in good faith, that the party seeking indemnification was acting on behalf of or performing services for us;

•we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party is the Adviser, an affiliate of the Adviser or our officer, or (B) gross negligence or willful misconduct in the case that the party is a director (and not also our officer, the Adviser, or an affiliate of the Adviser); or
•such indemnification or agreement to hold harmless is recoverable only out of assets and not from the stockholders.
We shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by any person seeking indemnification unless one or more of the following conditions are met:
•there has been a successful adjudication on the merits of each count involving the alleged material securities law violations;
•such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
•a court of competent jurisdiction approves a settlement of the claims, and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We shall pay or reimburse reasonable legal expenses and other costs incurred by a director, an officer, the Adviser or any affiliate of the Adviser in advance of final disposition of a proceeding if all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; (b) the person(s) seeking indemnification provide us with written affirmation of their good faith belief that the standard of conduct necessary for indemnification by us as authorized by the bylaws has been met; (c) the legal proceeding was initiated by a third party who is not a stockholder or, if by our stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and (d) such person(s) provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest, in cases in which such person(s) is found not to be entitled to indemnification. We will not incur the cost of any portion of liability insurance which insures our Adviser for any liability to which the Adviser is prohibited from being indemnified.
Rebates, Kickbacks and Reciprocal Arrangements
Under the terms of the Advisory Agreement, including as amended and restated, our Adviser may not (A) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws, (B) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (C) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing our common stock.
Commingled Funds
Under the terms of the Advisory Agreement, including as amended and restated, our Adviser may not permit or cause to be permitted the commingling of our funds with the funds of any other entity. Nothing, however, shall prohibit our Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts may be established for the benefit of affiliated programs, provided that our funds are protected from the claims of other programs and creditors of such programs.
Prohibited Activities
Our charter prohibits the following activities between us and our Adviser and its affiliates:
•We may not purchase or lease assets in which our Adviser or its affiliates have an interest unless we disclose the terms of the transaction to our stockholders, the assets are sold or leased upon terms that are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert;
•We may not acquire assets in exchange for shares of our common stock;

•Our Adviser and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our charter;
•Our Adviser and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our charter;
•We may not make any loans to our Adviser or its affiliates except for the advancement of funds as permitted by our charter;
•We may not pay a commission or fee, either directly or indirectly to our Adviser or its affiliates, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;
•Our Adviser and its affiliates may not charge duplicate fees to us; and
•Our Adviser and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, our Adviser may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our Adviser also may not receive a prepayment charge or penalty in connection with any such financing.
In addition, the Advisory Agreement, including as amended and restated, prohibits our Adviser and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. Our Adviser and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Our Adviser and its affiliates will not have the exclusive right to sell or exclusive employment to sell our assets. Our Adviser and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. Our Adviser may not commingle our funds with the funds of any other entity or individual.
License Agreement
We entered into a license agreement with an affiliate of our Adviser, pursuant to which the affiliate granted us a non-exclusive, royalty free license to use the “Prospect” name. Under this license agreement, we have the right to use such name for so long as our Adviser or another affiliate of our Adviser is our investment adviser. Other than with respect to this limited license, we have no legal right to the “Prospect” name or logo.
Administration Agreement
We have entered into the Administration Agreement with Prospect Administration under which Prospect Administration, among other things, will provide (or oversee, or arrange for the provision of) administrative services and facilities for us. For providing these services, we will reimburse Prospect Administration for its allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and its allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs and other administrative support personnel. Under the Administration Agreement, Prospect Administration will furnish us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration will also perform, arrange, or oversee the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration will assist us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversee the payment of our expenses and the performance of administrative and professional services rendered to us by others. After identifying those whole and partial portions of our internal and external costs and expenses incurred by Prospect Administration to provide administrative services to us (e.g., personnel (compensation and overhead), infrastructure, vendors, etc.) and that are reimbursable under the Administration Agreement, Prospect Administration will allocate to us all such costs and expenses not previously reimbursed to Prospect Administration by us. Our payments to Prospect Administration for these allocated costs and expenses are periodically reviewed by our board of directors, which oversees the allocation of the foregoing costs and expenses. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is an affiliate of our Investment Adviser. TPIC’s Board of Directors, including all of its independent directors, approved the Administration Agreement at a special meeting held on August 3, 2018 and our board of directors approved an amended and restated version of the Administration Agreement on or about July 17, 2019. The Administration Agreement was most recently approved by our board of directors, including by a majority of our independent directors, as of June 18, 2025.

Indemnification
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as our administrator.
Appointment of Sub-Administrators
Prospect Administration will have the authority to engage sub-administrators in connection with its provision of our administrative services.

ADDITIONAL RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
M. Grier Eliasek, our chairman of the board and chief executive officer and president, has ownership and financial interests in our Adviser, our Administrator and other affiliated entities.
Other officers and directors as well as members of the investment committee of our Adviser may also serve as principals of other investment managers affiliated with our Adviser, or other affiliates of our Adviser, that may in the future manage investment funds with investment objectives similar to ours. Certain of the executive officers, directors and finance professionals of Prospect Capital Management and Prospect Administration who perform services for us on behalf of our Adviser are also officers, directors, managers, and/or key professionals of other Prospect Capital Management entities (including Prospect Capital Corporation and Priority Income Fund, Inc.). These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may grant equity interests in our Adviser to certain management personnel performing services for our Adviser.
All transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.
Allocation of our Adviser’s Time
We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including, but not limited to, the management of Prospect Administration, Prospect Capital Corporation and Priority Income Fund, Inc. Our Adviser and its personnel will devote only as much of its and their time to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, our Adviser, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.
However, our Adviser believes that its professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. It is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Prospect Capital Management-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at our Adviser providing services to multiple programs. For example, our Adviser has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.
Allocation of Investments
Concurrent with our offering, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including providing investment advice to Prospect Capital Corporation and serving as employees of Priority Senior Secured Income Management, LLC, which serves as the investment adviser to Priority Income Fund, Inc. Prospect Capital Corporation is a publicly-traded business development company that focuses on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, and equity of a diversified portfolio of primarily U.S. companies and SSN debt and equity investments. Priority Income Fund, Inc. is an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, via SSN debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated. As a result, we may compete with any such investment entity for the same investors and investment opportunities, except as noted below.
The Order grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Senior Secured Income Management, LLC, which serves as the investment adviser to Priority Income Fund, Inc., where co-investing would otherwise be prohibited by the 1940 Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. In certain situations where co-investment with one or more funds managed or owned by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, we will be unable to invest in any issuer in which one or more funds managed or owned by our Adviser or its affiliates has previously invested.
Affiliates of our Adviser have no obligation to make their originated investment opportunities available to our Adviser or to us, and such opportunities may be provided to Prospect Capital Corporation or another affiliate of our Adviser.
To mitigate the foregoing conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the 1940 Act and in a manner that will not jeopardize our status as a BDC or RIC.
Expense Limitation Agreement
On and effective April 20, 2021, we entered into the ELA with the Adviser, which was amended and restated on July 7, 2021, August 23, 2022, April 24, 2023, May 13, 2024, February 12, 2025 and July 25, 2025.
Pursuant to the Sixth Amended and Restated ELA, the Adviser has agreed to waive its investment advisory fees under the Investment Advisory Agreement, dated April 20, 2021, by and between the Company and the Adviser, and also requires the Adviser to reimburse the Company for Operating Expenses (as defined below) in order to limit the Company’s operating expenses to an annual rate, expressed as a percentage of the Company’s average quarterly net assets, equal to 0.00%. The Sixth Amended and Restated ELA is in effect from July 1, 2025 until the quarter ending December 31, 2026. After December 31, 2026, such waiver may be made at our Adviser’s option and in its sole discretion. The Sixth Amended and Restated ELA permits for expenses waived or reimbursed by the Adviser to be recouped by the Adviser in accordance with the terms of the Sixth Amended and Restated ELA. However, pursuant to the terms of the Sixth Amended and Restated ELA, given the 0.00% annual rate, the expenses waived or reimbursed by the Adviser under the Sixth Amended and Restated ELA will effectively not be subject to recoupment. For purposes of the Sixth Amended and Restated ELA, the term "Operating Expenses" with respect to the Company, is defined to include all expenses necessary or appropriate for the operation of the Company, including but not limited to our Adviser’s base management fee, any and all costs and expenses that qualify as line item "organization and offering" expenses in the consolidated financial statements of the Company as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses. Our Adviser waived fees, pursuant to the ELA, in an amount of $1,228,769, $447,554, and $422,681 for the years ended June 30, 2025, 2024, and 2023, respectively.
Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years of the date on which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser will maintain its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).
Any ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over the Company’s actual Operating Expenses for such quarter and (ii) the amount of ELA Reimbursement which, when added to the Company’s expenses for such quarter, permits the Company to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of Company shares) (the “Distribution”) from the sum of (x) the Company’s net investment income (loss) for such quarter plus (y) the Company’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense of the Company for such quarter, without regard to the GAAP treatment of such expense. In the event that the Company is unable to make a full payment of any ELA Reimbursements due for any applicable quarter because the Company does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the Company for accounting purposes and shall be paid when the Company has sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years after the date on which the applicable waiver was made by our Adviser.
The Company may terminate the ELA at any time, without the payment of any penalty and without notice. The Adviser may terminate the ELA upon written notice to the Company. The ELA will automatically terminate if the Company provides the Adviser with notice of its intent to terminate the Advisory Agreement upon the date the Adviser receives such notice and if the Advisory Agreement is terminated for any reason.
Appraisal and Compensation
Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent expert which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent expert shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.
License Agreement
We entered into a license agreement with an affiliate of our Adviser, pursuant to which the affiliate granted us a non-exclusive, royalty free license to use the “Prospect” name. Under this license agreement, we have the right to use such name for so long as our Adviser or another affiliate of our Adviser is our investment adviser. Other than with respect to this limited license, we have no legal right to the “Prospect” name or logo.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of October 28, 2025, information with respect to the beneficial ownership of our common stock by:
•each person known to us to be expected to beneficially own more than 5% of the outstanding common stock;
•Each of our directors and each executive officer; and
•All of our directors and executive officers as a group.
There are no shares subject to options that are currently exercisable or exercisable within 60 days of October 28, 2025.

Shares Beneficially Owned as of October 28, 2025
Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(2)	Percentage of Shares of Common Stock Outstanding(3)
Interested Director
M. Grier Eliasek(4)	—	—
Independent Directors
Andrew C. Cooper	—	—
William J. Gremp	—	—
Eugene S. Stark	—	—
Executive Officers
Kristin Van Dask	—	—
Executive officers and directors as a group (5 persons)	—	—
5% or more holders
John F. Barry III(5)	7,069,060	78.07%
_______________________________
(1)    The business address of each director and executive officer of the Company is c/o Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.
(2)    Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Assumes no other purchases or sales of the Company’s common stock since the most recently available SEC filings. This assumption has been made under the rules and regulations of the SEC and does not reflect any knowledge that the Company has with respect to the present intent of the beneficial owners of the Company’s common stock listed in this table.
(3)    Based on total of 9,053,042 shares of our class A common stock and 2,237 shares of our class I common stock issued and outstanding as of October 28, 2025.
(4)    Mr. Eliasek also serves as the Chief Executive Officer and President of the Company.
(5) Mr. Barry has sole voting and dispositive power over the 7,069,060 shares of common stock held by him through the John and Daria Barry Foundation (the "Foundation"). The principal business address of each of Mr. Barry and the Foundation is 700 S. Rosemary Avenue, Suite 204, West Palm Beach, Florida 33401.
Set forth below is the dollar range of equity securities beneficially owned by each of our directors as of June 30, 2025.

Name of Director	Dollar Range of Equity Securities in PFLOAT (1)(2)
Interested Director
M. Grier Eliasek	None
Independent Directors
Andrew C. Cooper	None
William J. Gremp	None
Eugene S. Stark	None
(1) The dollar ranges are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

(2) The dollar range of equity securities beneficially owned is based on our net asset value per share as of December 31, 2024. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
The following table sets forth, as June 30, 2025, the dollar range of our equity securities that are owned by each of our Adviser’s professionals that do not serve on our board of directors.

Name of Professional	Dollar Range of Equity Securities in PFLOAT (1)(2)
John F. Barry III	Over $1,000,000
David L. Belzer	$10,000-$50,000
John G. Burges	None
Benjamin Bloom	None
(1)    The dollar ranges of equity securities are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$1,000,000,$500,001-$1,000,000 or over $1,000,000.
(2)    The dollar range of equity securities beneficially owned is based on our net asset value per share as of June 30, 2025. Beneficial ownership has been determined in accordance with the rules under the Exchange Act.

DISTRIBUTIONS
As a result of PWAY being the accounting survivor of the Merger, the distributions of PFLOAT and PWAY are disclosed below.
General
Subject to our board of directors’ sole discretion and applicable legal restrictions, our board of directors authorizes and declares a monthly distribution amount per share of our Common Stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and your distributions will begin to accrue on the date we accept your subscription for shares of our Common Stock. From time to time, we may also pay interim distributions at the discretion of our board of directors.
The per share amount of distributions on Class S, Class D and Class I shares and our previously offered Class A shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I and Class A shares because we are required to pay a higher ongoing shareholder servicing and/or distribution fee with respect to the Class S shares (compared to Class D, Class I and Class A shares) and we are required to pay a higher ongoing shareholder servicing and/or distribution fee with respect to Class D shares (compared to Class I and Class A shares, which have no shareholder servicing and/or distribution fee).
Each year a statement on IRS Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e., (i) paid from investment company taxable income, which is generally our net ordinary income plus our realized net short-term capital gains in excess of realized net long-term capital gains, (ii) paid from net capital gain, which is our realized net long-term capital gains in excess of realized net-short term capital losses, and/or (iii) a return of paid-in capital surplus, which is generally a nontaxable distribution) will be mailed to our stockholders. We can offer no assurance that we will achieve results that will permit the payment of any distributions or that our board of directors will declare any distributions.
We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from our Adviser. We have not established limits on the amount of funds we may use from available sources to make distributions.
It is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of stockholders’ investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to our Adviser. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s adjusted tax basis in our Common Stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Stockholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital). See “Certain Material U.S. Federal Income Tax Considerations.”
We intend to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Although distributions paid in the form of additional shares of common stock to stockholders who elect to participate in our dividend reinvestment plan will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, such stockholders will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of Common Stock. If stockholders hold shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional shares of our Common Stock under our distribution reinvestment plan in lieu of cash.
To maintain RIC tax treatment, we generally must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our recognized capital gain in excess of recognized capital loss for the one-year period ending on October 31 of the calendar year and (3) any ordinary income or capital gains recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Certain Material U.S. Federal Income Tax Considerations.”
We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested (net of applicable withholding tax) in additional shares of our common stock. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in the distribution reinvestment plan. See “Distribution Reinvestment Plan.”
As of June 30, 2025, June 30, 2024 and June 30, 2023, distributions payable is $152,652, $181,454 and $98,197, respectively, which is presented as Distributions payable on the Consolidated Statements of Assets and Liabilities.
The following tables reflect the cash distributions per share that were declared and paid on our Class A and Class I common stock by the Company during the fiscal years ended June 30, 2025, June 30, 2024 and 2023, respectively:

Fiscal Year 2025
Record Date	Payment date	PFLOAT Class A Common Stock, per share	PFLOAT Class A Common Stock, Amount Distributed	PFLOAT Class I Common Stock, per share	PFLOAT Class I Common Stock, Amount Distributed
July 26, 2024	August 2, 2024	$0.02724	$239,396	$—	$—
August 30, 2024	September 9, 2024	$0.03650	$322,325	$—	$—
September 27, 2024	October 4, 2024	$0.03048	$269,443	$—	$—
October 25, 2024	November 1, 2024	$0.03048	$270,932	$0.03048	$68
December 2, 2024	December 9, 2024	$0.03780	$333,979	$0.03780	$84
December 27, 2024	January 6, 2025	$0.03024	$269,075	$0.03024	$68
January 31, 2025	February 7, 2025	$0.03780	$338,255	$0.03780	$84
February 28, 2025	March 7, 2025	$0.02992	$265,119	$0.02992	$67
March 28, 2025	April 4, 2025	$0.02992	$266,613	$0.02992	$67
April 25, 2025	May 2, 2025	$0.02992	$268,116	$0.02992	$67
May 30, 2025	June 6, 2025	$0.02145	$189,958	$0.02145	$48
June 27, 2025	July 7, 2025	$0.01716	$152,614	$0.01716	$38

Fiscal Year 2024
Record Date	Payment date	PFLOAT Class A Common Stock, per share	PFLOAT Class A Common Stock, Amount Distributed
July 28, 2023	August 4, 2023	$0.03260	$78,129
August 25, 2023	September 1, 2023	$0.03260	$78,313
September 29, 2023	October 6, 2023	$0.04095	$98,612
October 27, 2023	November 3, 2023	$0.03276	$79,119
November 24, 2023	December 1, 2023	$0.02920	$70,070
December 29, 2023	January 5, 2024	$0.03650	$87,789
January 26, 2024	February 2, 2024	$0.02920	$70,440
February 23, 2024	March 1, 2024	$0.02740	$122,458
March 29, 2024	April 5, 2024	$0.03425	$153,671
April 26, 2024	May 3, 2024	$0.02740	$181,238
May 31, 2024	June 7, 2024	$0.03405	$225,515
June 28, 2024	July 8, 2024	$0.02724	$181,455

Fiscal Year 2023
Record Date	Payment date	PFLOAT Class A Common Stock, per share	PFLOAT Class A Common Stock, Amount Distributed
July 29, 2022	August 5, 2022	$0.05305	$126,365
August 26, 2022	September 2, 2022	$0.04244	$100,522
September 30, 2022	October 7, 2022	$0.04720	$112,104
October 28, 2022	November 4, 2022	$0.03776	$89,974
November 25, 2022	December 2, 2022	$0.03580	$84,685
December 30, 2022	January 6, 2023	$0.04475	$106,123
January 27, 2023	February 3, 2023	$0.03580	$85,162
February 24, 2023	March 3, 2023	$0.03344	$79,752
March 31, 2023	April 7, 2023	$0.04180	$99,949
April 28, 2023	May 5, 2023	$0.03344	$80,192
May 26, 2023	June 2, 2023	$0.03260	$78,362
June 30, 2023	July 7, 2023	$0.04075	$98,197

The tax character of distributions paid to the Company's shareholders during the tax years ended December 31, 2024, 2023, 2022 and 2021 were as follows:

	Tax Year Ended
	December 31, 2024		December 31, 2023		December 31, 2022		December 31, 2021
Ordinary income	$2,046,754		$—		$1,195,912		$647,336
Return of capital	642,930		948,614		131,777		926,844
Total distributions paid to stockholders	$2,689,684	(1)	$948,614	(2)	$1,327,689	(3)	$1,574,180	(4)
(1)    For the tax year ended December 31, 2024, $87,789 of the 2023 declared distributions are allocable to 2024 for federal income tax purposes and are reported on the 2024 Form 1099-DIV. For the tax year ended December 31, 2024, $38,250 of the 2024 declared distributions are allocable to 2025 for federal income tax purposes and will be reported on the 2025 Form 1099-DIV.
(2)    For the tax year ended December 31, 2023, $22,758 of the 2022 declared distributions are allocable to 2023 for federal income tax purposes and are reported on the 2023 Form 1099-DIV. For the tax year ended December 31, 2023, $87,789 of the 2023 declared distributions are allocable to 2024 for federal income tax purposes and will be reported on the 2024 Form 1099-DIV.
(3)    For the tax year ended December 31, 2022, $80,441 of the 2021 declared distributions are allocable to 2022 for federal income tax purposes and are reported on the 2022 Form 1099-DIV. For the tax year ended December 31, 2022, $22,758 of the 2022 declared distributions are allocable to 2023 for federal income tax purposes and will be reported on the 2023 Form 1099-DIV.
(4)    For the tax year ended December 31, 2021, $97,268 of the 2020 declared distributions are allocable to 2021 for federal income tax purposes and was reported on the 2021 Form 1099-DIV. For the tax year ended December 31, 2021, $80,441 of the 2021 declared distributions are allocable to 2022 for federal income tax purposes and are reported on the 2022 Form 1099-DIV.

DESCRIPTION OF OUR SECURITIES
The following description is a summary of the material provisions of the Maryland General Corporation Law applicable to us and the material provisions of our charter and bylaws. This summary is not intended to be complete and we refer you to the Maryland General Corporation Law and our charter and bylaws, for a more detailed description of the provisions summarized below.
Stock
Our authorized stock consists of 100,000,000 shares of stock, par value $0.001 per share, of which 75,000,000 shares are common stock, 12,500,000 of which are classified as Class S common stock, 12,500,000 of which are classified as Class D common stock, 12,500,000 of which are classified as Class I common stock and 37,500,000 of which are classified as Class A common stock, and 25,000,000 shares are classified as preferred stock. Currently, we are only offering for sale shares of our Class S, Class D and Class I common stock. Our Class A common stock was issued in connection with our previously terminated continuous offering and is only expected to be issued in the future in connection with the reinvestment of distributions. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.
Set forth below is a chart describing the classes of our securities outstanding as of October 28, 2025:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column(3)
Class S Common Stock	12,500,000	—	—
Class D Common Stock	12,500,000	—	—
Class I Common Stock	12,500,000	—	2,237
Class A Common Stock	37,500,000	—	9,053,042
Common Stock
Under the terms of our charter, all shares of our Class S, Class D, Class I and Class A common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our Class S, Class D, Class I and Class A common stock (which shall be done pro rata among the stockholders of shares of a specific class) at the same time and in different per share amounts on such Class S, Class D, Class I and Class A common stock if, as and when authorized by our board of directors and declared by us out of assets legally available. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, or as described below and in “Plan of Distribution” shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the aggregate assets available for distribution to holders of common stock shall be determined in accordance with applicable law and our charter. Each holder of common stock shall be entitled to receive, ratably with each other holder of common stock, that portion of the assets available for distribution as the number of outstanding shares of stock held by such holder bears to the total number of outstanding shares then outstanding. Except for any matter requiring a separate class vote of one or more classes as provided in our charter, Class S, Class D, Class I and Class A common stock will vote together as a single class, and each share is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able elect all of our directors then standing for election, and holders of less than a majority of such shares will be unable to elect any director.
Class S Shares
No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain participating brokers, they may directly charge you transaction or other fees in such amount as they may determine, provided that participating brokers limit such charges to a 3.5% cap on NAV for Class S shares.
We pay the Dealer Manager over time a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan, which is included in the 10% underwriting compensation limit as discussed in “Plan of Distribution.” The shareholder servicing and/or distribution fees are paid monthly in arrears. The Dealer Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers for ongoing shareholder services performed by such participating brokers.
Class D Shares
No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain participating brokers, they may directly charge you transaction or other fees in such amount as they may determine, provided that participating brokers limit such charges to a 1.5% cap on NAV for Class D shares.
We pay the Dealer Manager over time a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan, which is included in the 10% underwriting compensation limit as discussed in “Plan of Distribution.” The shareholder servicing and/or distribution fees are paid monthly in arrears. The Dealer Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers for ongoing shareholder services performed by such participating brokers.
Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus.
Class I Shares
No upfront selling commissions or shareholder servicing and/or distribution fee is paid for sales of any Class I shares.
Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I Shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from the Fund or from the Dealer Manager, (7) by the Company’s officers and directors and their immediate family members, as well as officers and employees of PCM and their immediate family members, (8) by participating brokers and their affiliates, including their officers, directors, employees and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, (9) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers, and (10) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.
Other Terms of Common Stock
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class A shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including selling commissions, the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that underwriting compensation, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a common shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Dealer Manager or the applicable participating broker), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common stockholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common stockholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share, Class D share and Class I share will automatically convert into a number of Class A shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Stock
Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Our bylaws obligate us, to the fullest extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) the Adviser or any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the 1940 Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Notwithstanding the foregoing, and in accordance with guidelines adopted by NASAA, our bylaws prohibit us from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, the Adviser and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) we have determined, in good faith, that the party seeking indemnification was acting or performing services on our behalf; (3) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is the Adviser, any of its affiliates, or any officer of the Company, the Adviser or an affiliate of the Adviser, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, the Adviser or an affiliate of the Adviser); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.
The Advisory Agreement, including as amended and restated, provides that for so long as the Company is not listed on a national securities exchange, the Adviser and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Adviser or such other person, nor will the Adviser or such other person be held harmless for any loss or liability suffered by us, unless: (1) the Adviser or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) the Adviser or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by the Adviser or such other person acting as our agent; and (4) the indemnification or agreement to hold the Adviser or such other person harmless for any loss or liability is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Anti-Takeover Provisions of the Maryland General Corporation Law and Our Charter and Bylaws
The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Election of Directors, Number of Directors; Vacancies; Removal
As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director.
Our charter provides that a majority of our board of directors must be independent directors, and the 1940 Act requires that a majority of our board of directors be persons other than “interested persons” as defined in the 1940 Act.
Our charter provides that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than three, except within 60 days after the death, removal or resignation of a director. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.
Classified Board of Directors
Our board of directors is divided into three classes of directors serving classified three-year terms. The current terms of the first, second and third classes will expire at the annual meeting of stockholders held in 2027, 2026 and 2025, respectively, and in each case, until their successors are duly elected and qualify. Each year one class of directors will be elected to our board of directors by the stockholders to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until his or her successor is duly elected and qualifies. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.
Action by Stockholders
The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.
Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the annual meeting and is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of the board of directors or (iii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated at the meeting and who has complied with the advance notice provisions of the bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.
Calling of Special Meetings of Stockholders
Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10% of all the votes voting together as a single class entitled to be cast on such matter at such meeting. Any special meeting called by such stockholders shall be held not more than 90 days after the record date for such meeting. The board of directors must set a record date for such meeting that is not later than 30 days after the secretary receives a valid special meeting request.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange, convert or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders voting together as a single class entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.
Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders, voting together as a single class, entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company, (ii) the dissolution of the company and (iii) amendments to the amendment, extraordinary actions and appraisal right provisions of our charter each must be approved by the affirmative vote of stockholders, voting together as a single class, entitled to cast at least two-thirds of the votes entitled to be cast on the matter.
Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.
Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, voting together as a single class, direct that our Company:

•Amend the investment advisory agreement;
•Remove our Adviser and elect a new investment adviser;
•Dissolve our Company;
•Suspend a Liquidation Event; or
•Approve or disapprove the sale of all or substantially all of the assets of the Company (unless such sales are in the ordinary course of the Company's business).
Without the approval of stockholders entitled to cast a majority of all the votes, voting together as a single class, entitled to be cast on the matter, our Company may not permit the investment adviser to:
•Amend the investment advisory agreement;
•Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our Investment Adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;
•Appoint a new investment adviser;
•Sell all or substantially all of our assets; and
•Approve a merger of other reorganization. .
No Appraisal Rights
Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the Maryland General Corporation Law, our stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.
Control Share Acquisitions
The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Act. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests.
Business Combinations Act
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
•any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or
•an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.
A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which they otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
•80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.
These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Additional Provisions of Maryland Law
Subtitle 8 of Title 3 of the Maryland General Corporation Law (“Subtitle 8”) provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws.

•classify itself;
•provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;
•reserve for itself the exclusive power to fix the number of directors;
•provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast; and
•provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.
A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.
We have elected to be subject to the provisions of Subtitle 8 to classify our board of directors and provide that all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. The election to the vacancy provision of Subtitle 8 is subject to applicable requirements of the 1940 Act and to the provisions of any class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors’ positions. Our charter and bylaws already vest in our board of directors the exclusive power to fix the number of directors. In the future, the Company’s board of directors may elect, without stockholder approval, to adopt one or more of the other provisions of Subtitle 8.
Conflict with the 1940 Act
Our bylaws provide that, if and to the extent that any provisions of the Maryland General Corporations Law, including the Control Share Act (if we amend our bylaws to be subject to such law) and the Business Combinations Act, or any provisions of our charter or bylaws, conflicts with any provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.
Access to Records
Any stockholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our stockholders, along with the number of shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any stockholder or the stockholder's designated agent at our principal executive office upon the request of such stockholder. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any stockholder who requests the list within ten days of the request. A stockholder may request a copy of the stockholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of stockholder rights under federal proxy laws. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the stockholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).

A stockholder may also request access to any other corporate records. If a proper request for the stockholder list or any other corporate records is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting stockholder's interest in our affairs. We may also require that such stockholder sign a confidentiality agreement in connection with the request.
Reports to Stockholders
As required because of our election of BDC status, we will file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports will be available upon filing on the SEC’s website at www.sec.gov. These reports will also be available on our website at www.pfloat.com. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You will authorize us to provide this prospectus, including any amendments and/or supplemented thereto, annual reports and other information electronically through your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents in paper form by mail, all documents will be provided electronically. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as online charges. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

DETERMINATION OF NET ASSET VALUE
The NAV per share for each class of our outstanding shares of Common Stock will be determined monthly by dividing the value of our investments, cash and other assets (including interest accrued but not collected) attributable to the class less all our liabilities (including accrued expenses, borrowings and interest payables) attributable to the class by the total number of shares of our Common Stock outstanding of the class. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make.
Each time we calculate NAV, we will accrue as a liability any amounts owed to the Adviser as payment for incentive fees, which could vary over time. In computing NAV, our portfolio securities are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value as determined by our board of directors for quarter-end periods and by our Valuation Designee (defined below) for intra-quarter periods. As a general matter, fair value represents the amount that we could reasonably expect to receive if our investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that our board of directors or Valuation Designee as applicable believes to be reliable. In connection with our monthly determination of our NAV, a valuation committee acting under our board of director’s or Valuation Designee’s supervision and pursuant to policies implemented by our board of directors, will assist our board of directors or Valuation Designee, as applicable, in calculating the fair value of our securities that are not priced on the basis of market quotations in accordance with our valuation policies and procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.
ASC Topic 820, issued by the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.
With respect to investments for which market quotations are not readily available, our board of directors has approved a multi-step valuation process each quarter, as described below:
•Each portfolio company or investment is reviewed by our investment professionals with independent valuation firms engaged by our board of directors.
•The independent valuation firms prepare independent valuations for each investment based on their own independent assessments and issue their report.
•The Audit Committee of our board of directors reviews and discusses with the independent valuation firms the valuation reports, and then makes a recommendation to our board of directors of the value for each investment.
•Our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of the Adviser, the respective independent valuation firm and the Audit Committee.
For intra-quarter periods and pursuant to Rule 2a-5 of the 1940 Act, our board of directors has designated the Adviser as the valuation designee (the “Valuation Designee”) for the purpose of performing fair value determinations for investments for which market quotations are not readily available, or when such market quotations are deemed not to represent fair value. Our board of directors has approved a multi-step valuation process for such intra-quarter investment valuations, as described below:
•The Adviser will start with the most recent quarterly valuations determined pursuant to the process described above.
•The Adviser will calculate the estimated earnings per share for each investment in order to adjust the valuation of that investment for income that is expected to be realized.
•The Adviser will consider other factors that should be taken into account in order to adjust the valuations, including, market changes in expected returns for similar investments; performance improvement or deterioration which would change the margin added to the base interest rate charged; the nature and realizable value of any collateral; the issuer’s ability to make payments and its earnings and discounted cash flow; the markets in which the issuer does business; comparisons to publicly traded securities; and other relevant factors.
Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors and Valuation Designee may consider when valuing our equity and debt investments.
Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of directors and Valuation Designee will consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.
Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our board of directors and Valuation Designee, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.
Our board of directors and Valuation Designee may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of directors and Valuation Designee may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.
As noted above, the fair values of our investments will be determined in good faith by our board of directors with the assistance of our valuation committee for quarter-end periods and by our Valuation Designee for intra-quarter periods. Our board of directors and Valuation Designee will be solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. We intend to value all of our Level 2 and Level 3 assets by using an independent third-party pricing service which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the date of the relevant period end. For investments for which the third-party pricing service is unable to obtain quoted prices, we intend to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our board of directors and Valuation Designee will utilize an independent third-party valuation firm to value such investments on a periodic basis. The values of SSN securities will be primarily determined using a third-party cash flow modeling tool. We will periodically benchmark the bid and ask prices received from the third-party pricing service and valuations received from the third-party valuation service, as applicable, against the actual prices at which we purchase and sell our investments. We believe that these prices will be reliable indicators of fair value.

PLAN OF DISTRIBUTION
General
We are offering a maximum of $300,000,000 in Common Stock pursuant to this prospectus on a “best efforts” basis through the Dealer Manager, Preferred Capital Securities, LLC, a FINRA-registered broker-dealer. Because this is a “best efforts” offering, the Dealer Manager must only use its best efforts to sell the Common Stock, which means that no underwriter, broker or other person will be obligated to purchase any shares. The Dealer Manager is headquartered at 3290 Northside Parkway, Suite 800, Atlanta, GA 30327.
The Common Stock is being offered on a “best efforts” basis, which means generally that the Dealer Manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Common Stock offered pursuant to this prospectus is not listed on any national securities exchange, and neither the Dealer Manager nor the participating brokers intend to act as market-makers with respect to our Common Stock. Because no public market exists nor is expected for the shares, stockholders will likely have limited ability to sell their shares until, if and when there is a liquidity event for the Company.
We are offering to the public three classes of Common Stock: Class S shares, Class D shares and Class I shares. Shares of each class of Common Stock will be issued on a monthly basis at a price per share equal to the then-current NAV per share. The minimum initial investment in our Common Stock is $2,500 for Class S or D shares, and the minimum subsequent investment in our Common Stock is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan and that the minimum investment in Class I is $25,000. In addition, the Dealer Manager or the Company may elect to accept smaller investments in its discretion. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.
Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I Shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from the Company or from the Dealer Manager, (7) by the Company’s officers and directors and their immediate family members, as well as officers and employees of PCM and their immediate family members, (8) by participating brokers and their affiliates, including their officers, directors, employees and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, (9) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers, and (10) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment in this offering for Class I shares is $25,000, unless waived by the Dealer Manager. If you are eligible to purchase all three classes of shares, then in most cases you should purchase Class I shares because participating brokers will not charge brokerage commissions on Class I shares and Class I shares have no shareholder servicing and/or distribution fee, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Stock you may be eligible to purchase. Neither the Dealer Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us. The Dealer Manager may also sell Common Stock for cash directly to its own clients and customers at the public offering price.
To the extent allowed by applicable federal and state laws, rules, and regulations, we may also make certain sales directly to certain persons, if designated by management, without a broker-dealer intermediary. Such sales must be made by our officers and directors pursuant to the principles of SEC Rule 3a4-1 or otherwise in accordance with applicable law.
The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement.
    Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our Common Stock, we intend effectively to conduct a continuous offering of an unlimited number of Common Stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
Underwriting Compensation
We entered into a Dealer Manager Agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to, among other things, manage our relationships with third-party brokers engaged by the Dealer Manager to participate in the distribution of Common Stock, which we refer to as “participating brokers,” and financial advisors. The Dealer Manager also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our Common Stock.
Upfront Sales Loads
Class S, Class D and Class I Shares. The Fund will not charge investors an upfront sales load with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares or Class D shares through certain participating brokers, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that participating brokers limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Participating brokers will not charge such fees on Class I shares.
Shareholder Servicing and/or Distribution Fees - Class S, Class D and Class I Shares
The following table shows the shareholder servicing and/or distribution fees we pay the Dealer Manager with respect to the Class S, Class D and Class I shares on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder
Servicing and/or
Distribution Fee as a
% of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—%
Subject to FINRA and other limitations on underwriting compensation described in “-Limitations on Underwriting Compensation” below, we and, ultimately, certain classes of our common shareholders, will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder and a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fee will be paid with respect to the Class I shares.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers for ongoing shareholder services performed by such brokers. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a participating broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase. Because the shareholder servicing and/or distribution fees are paid out of the Company’s assets on an ongoing basis, over time these fees will increase the cost of a shareholder’s investment and may cost the shareholder more than paying other types of sales charges.
Other Compensation
Our investment adviser or an affiliate may also pay directly, or reimburse the Dealer Manager if the Dealer Manager pays on our behalf, any organization and offering expenses (other than any underwriting compensation, including upfront selling commissions and shareholder servicing and/or distribution fees, subject to FINRA Rule 2310, as described below). Additionally, our Adviser will pay the Dealer Manager a distribution services fee of 0.848% of the sales price of each share sold, except for sales arranged by our Adviser, an affiliate of our Adviser, or their respective personnel.
Limitations on Underwriting Compensation
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class A shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering including selling commissions, the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that underwriting compensation, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Dealer Manager or the applicable participating broker), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
This offering is being made in compliance with FINRA Rule 2310. Under FINRA rules, all items of underwriting compensation to be paid in connection with this Offering, including any selling commissions such as the transaction or other fees, including upfront placement fees or brokerage commissions charged by certain participating dealers; the distribution services fee paid to the Dealer Manager; shareholder servicing and/or distribution fees; permissible forms of non-cash compensation, such as gifts, business entertainment, training and education expenses and the national and regional sales conferences of the participating brokers; and all other forms of underwriting compensation, if paid by or reimbursed by us, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).
Term of the Dealer Manager Agreement
Either party may terminate the Dealer Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Dealer Manager Agreement. Our obligations under the Dealer Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Indemnification of Participating Brokers and the Dealer Manager
Pursuant to the Dealer Manager Agreement, we will indemnify the Dealer Manager, its officers, directors and any person who controls the Dealer Manager in certain circumstances. Participating brokers and the Dealer Manager will not be indemnified for any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties, or by reason of their reckless disregard of their obligations and duties under the Dealer Manager Agreement.
Liquidity of Prior Vehicles
FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior direct participation programs or REITs sponsored by our sponsor. As of the date of this prospectus, our sponsor has not sponsored any such prior program.

Supplemental Sales Material
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of our investment adviser and its affiliates, property brochures and articles and publications concerning real estate. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Stock.
Share Distribution Channels and Special Discounts
We expect our Dealer Manager to use multiple distribution channels to sell our Common Stock. These channels may charge different brokerage fees for purchases of our Common Stock. Our Dealer Manager is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Stock through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Dealer Manager. Because an investment in our Common Stock involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Stock is only suitable as a long-term investment. Because there is no public market for our Common Stock, shareholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares in a particular quarter, or if our board of directors modifies, suspends or terminates share repurchase program.
Investors who meet the suitability standards described herein may purchase Common Stock. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Stock must proceed as follows:

●	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

●	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Dealer Manager. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

●	Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Stock being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “Prospect Floating Rate and Alternative Income Fund, Inc.” Such participating broker shall promptly transmit such funds directly to the account under the control of our transfer agent, established for the Company. For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $25,000, additional purchases must be in increments of $500, unless such minimums are waived by the Dealer Manager. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

●	By executing the subscription agreement and paying the total purchase price for the Common Stock subscribed for, each investor attests that they meet the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.
A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Stock may be made on an ongoing basis, but investors may only purchase our Common Stock pursuant to accepted subscription orders as of the first day of the applicable month (based on the NAV per share as determined as of the previous day, being the last calendar day of the applicable month designated by our board of directors), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Stock being subscribed at least five business days prior to the first day of the month (unless waived by the Dealer Manager). Prior to our receipt and acceptance of the subscription orders effective as of the first day of the applicable month, proceeds from sales of our Common Stock will be placed in a non-interest-bearing account, under the control of our transfer agent, Vistra USA, LLC, until we accept or reject such subscription order. In accordance with Rule 15c2-4 under the Exchange Act, when we determine to accept or reject such subscription, such proceeds will be transmitted to us or returned to the investor promptly, as applicable. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, Bank of New York. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Dealer Manager, the purchase order will be held in a non-interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month. Subscribers will not be notified that their purchase orders will be executed at the next month’s closing when, unless waived by the Dealer Manager, their purchase orders are received less than five business days prior to the first day of the month.
For example, if you wish to subscribe for Common Stock in October, your subscription request must be received in good order at least five business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Company’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, we expect that our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and Vistra USA, LLC, our transfer agent, will return the related funds, without interest or deduction, promptly after such rejection, cancellation or withdrawal.
Common Stock purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your Common Stock purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your Common Stock, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.
Purchase Price
Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares issued under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
We will generally adhere to the following procedures relating to purchases of Common Stock in this continuous offering:

●
On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Stock pursuant to accepted subscription orders as of the first day of the applicable month (based on the NAV per share as determined as of the previous day, being the last calendar day of the applicable month designated by our board of directors), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Stock being subscribed at least five business days prior to the first day of the month. Prior to our receipt and acceptance of the subscription orders effective as of the first day of the applicable month, proceeds from sales of our Common Stock will be placed in a non-interest-bearing account, under the control of our transfer agent, Vistra USA, LLC, until we accept or reject such subscription order. In accordance with Rule 15c2-4 under the Exchange Act, when we determine to accept or reject such subscription, such proceeds will be transmitted to us or returned to the investor promptly, as applicable. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, Bank of New York. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Dealer Manager, the purchase order will be held in a non-interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

●	Generally, within 20 business days after the first calendar day of the applicable month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

●	Completed subscription requests will not be accepted by us before two business days before the first calendar day of the applicable month.

●
Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 855-320-1414.

●
You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, https://www.pfloat.com), including supplements to the prospectus.

Our NAV may vary significantly from one month to the next. Through our website, you will have information about the most recently available NAV per share. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM
Our Common Stock is not listed on any securities exchange and we do not expect a public market for our Common Stock to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their Common Stock promptly or at a desired price. No stockholder will have the right to require us to repurchase any of his or her Common Stock. Because no public market will exist for our Common Stock, and none is expected to develop, stockholders will not be able to liquidate their investment, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of Common Stock to other eligible investors.
Repurchases are made on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to stockholders, including pursuant to our share repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. We anticipate conducting such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act. In months in which we repurchase Common Stock, we expect to conduct repurchases on the same date that we hold our closings for the sale of Common Stock in this offering.
The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase Common Stock and under what terms:
•the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•the liquidity of our assets (including fees and costs associated with disposing of assets);
•our investment plans and working capital requirements;
•the relative economies of scale with respect to our size;
•our history in repurchasing shares or portions thereof; and
•the condition of the securities markets.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by our board of directors, except that the Company deducts 2.00% from such NAV for shares that have not been outstanding for at least one year. We refer to this as the Early Repurchase Deduction. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
We currently intend to limit the number of Common Stock to be repurchased during any calendar year to the number of Common Stock we can repurchase with the cash retained as a result of issuing shares under our distribution reinvestment plan to those stockholders who have elected to receive their distributions in the form of additional shares rather than in cash. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase Common Stock. We do not expect to repurchase Common Stock in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. If the amount of repurchase requests exceeds the number of Common Stock we seek to repurchase, we will repurchase Common Stock on a pro-rata basis. As a result, we may repurchase less than the full amount of Common Stock that you submit for repurchase. If we do not repurchase the full amount of your Common Stock that you have requested to be repurchased, or we determine not to make repurchases of our Common Stock, you may not be able to dispose of your Common Stock. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.
The board of directors will require that we repurchase Common Stock or portions thereof from you pursuant to written tender offer materials only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your Common Stock by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written submissions of Common Stock from our stockholders. Our Adviser, our directors and their respective affiliates are prohibited from receiving a fee in any repurchase by us of our Common Stock.

When the board of directors determines that we will offer to repurchase Common Stock, we will furnish tender offer materials to you describing the terms of repurchase, and containing information you should consider in deciding whether and how to participate in the repurchase opportunity.
Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which Common Stock may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which Common Stock may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.
In order to submit Common Stock to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If Common Stock have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.
We will not repurchase Common Stock, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.
If our Adviser or any of our Adviser’s affiliates holds Common Stock, the Adviser or any such affiliates may tender Common Stock in connection with any repurchase offer we make on the same basis as any other stockholder.
You have the option of placing a transfer on death, or “TOD,” designation on your Common Stock purchased in this offering. A TOD designation transfers ownership of your Common Stock to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the Common Stock. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your Common Stock, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.
 Special Repurchase Offer
At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. Because our securities are not listed on a national securities exchange, pursuant to the requirements of the SBCA we were required to commence four repurchase offers, which we refer to as the special repurchase offer, in accordance with the requirements of Section 61(a)(2)(D)(ii) of the 1940 Act, to allow all of the former stockholders of TPIC, as of March 15, 2019 (the date of the 2019 Annual Meeting) (the “Eligible Stockholders”) to tender to us up to 100% of their common stock that were held as of that date. Former stockholders of PWAY and stockholders who purchased or acquired their common stock after that date were not eligible to participate in the special repurchase offer. The special repurchase offer was separate and apart from our share repurchase program discussed below.
The special repurchase offer consisted of four quarterly tender offers. Each of the four tender offers that was part of the special repurchase offer allowed the Eligible Stockholders to tender for repurchase up to 25% of their common stock held as of the date of the 2019 Annual Meeting. The repurchase price for any common stock tendered during the special repurchase offer was equal to the NAV per share of our common stock as of the date of each such repurchase. Each Eligible Stockholder had not less than 20 business days from the date of notice of such tender offer to elect to tender their common stock back to us.

DISTRIBUTION REINVESTMENT PLAN
We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested (net of applicable withholding tax) in additional shares of our stock. Any distributions of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect, revoke or reinstate their participation in the distribution reinvestment plan within reasonable time periods specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. Shares issued pursuant to our distribution reinvestment plan will be issued on the applicable distribution payment date. Your reinvested distributions will purchase shares at a price equal to the net asset value per share of the Company as determined by our board of directors. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.
If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional common stock by notifying our Administrator in writing so that such notice is received by it no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, our Administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election. To the extent we amend our distribution reinvestment plan to an "opt out" plan, stockholders located in New Mexico, North Carolina, Massachusetts and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Stock.
We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by the net offering a price that the shares are sold in the offering on such closing date or such price as is otherwise determined as provided above.
There will be no selling commissions or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay our Administrator’s fees for its services with respect to the plan.
If you receive distributions in the form of stock, you generally are subject to the same U.S. federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. Your adjusted tax basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.
We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the disbursement change form. Please e-mail Prospectsupport@vistra.com for a copy of this form. You may send the completed form to the plan administrator at Vistra, Attn: Prospect Floating Rate and Alternative Income Fund Investor Services, 125 E. Sir Francis Drake Blvd. Suite 301 Larkspur, CA 94939.
All correspondence concerning the plan should be directed to the plan administrator by mail at Vistra, Attn: Prospect Floating Rate and Alternative Income Fund Investor Services, 125 E. Sir Francis Drake Blvd. Suite 301 Larkspur, CA 94939 or by phone at (833) 824-1759, or by e-mail at Prospectsupport@vistra.com. All details of the plan are located in this prospectus.
We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to the registration statement. You may obtain a copy of the plan by request to Investor Relations, by mail at Vistra, Attn: Prospect Floating Rate and Alternative Income Fund Investor Services, 125 E. Sir Francis Drake Blvd. Suite 301 Larkspur, CA 94939 or by phone at (833) 824-1759, or by e-mail at Prospectsupport@vistra.com.

NON-EXCHANGE TRADED BDC
    We are and intend to continue to operate as a non-exchange traded BDC. We use the term “non-exchange traded BDC” to describe a BDC of indefinite duration that may, but is not obligated to, pursue a liquidity event for stockholders and whose common stock is intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. As a non-exchange traded BDC, our board of directors may, but is not obligated to, complete a liquidity event for stockholders. As a result, there can be no assurance that we will complete a liquidity event at all. A liquidity event could include the listing of our Common Stock on a national securities exchange or a merger or another transaction approved by our board of directors in which stockholders will receive cash or shares of a publicly traded company, or a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation and distribution of cash to our common stockholders. A liquidity event also may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our investment adviser.
While we may consider a liquidity event at any time in the future, we currently expect to continue to extend the offering, including on a continuous basis, and any extension of this offering is in the sole discretion of our board of directors. Upon the occurrence of a liquidity event, if any, all Class S, Class D and Class I shares will automatically convert into Class A shares and the ongoing servicing fee will terminate.
    Our share repurchase program may provide a limited opportunity for you to have your shares of Common Stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of the share repurchase program.

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
We have elected to be regulated as a BDC under the 1940 Act and have elected to be treated as a RIC under the Code. As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. The 1940 Act contains prohibitions and restrictions relating to certain transactions between BDCs and certain affiliates (including any investment advisers or sub-advisers), principal underwriters and certain affiliates of those affiliates or underwriters. Among other things, we generally cannot co-invest in any portfolio company in which a fund managed or owned by our Adviser of certain affiliates is also co-investing. We, our Adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed or owned our Adviser or certain affiliates, to co-invest in portfolio companies with each other and with affiliated investment funds. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in a co-investment transaction. See “-Co-Investment Exemptive Order” for more information.
The 1940 Act contains certain restrictions on certain types of investments we may make. Specifically, we may only invest up to 30% of our portfolio in entities that are not considered “eligible portfolio companies” (as defined in the 1940 Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the 1940 Act, and publicly traded entities whose public equity market capitalization exceeds the levels provided for under the 1940 Act.
The 1940 Act also requires that a majority of our directors be persons other than “interested persons,” as that term is defined in Section 2(a)(19) of the 1940 Act, referred to herein as “independent Directors.” In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless that change is approved by holders of at least a majority of our outstanding voting securities. Under the 1940 Act, the vote of holders of at least a “majority of outstanding voting securities” means the vote of the holders of the lesser of: (a) 67% or more of the outstanding shares of our Common Stock present at a meeting or represented by proxy if holders of more than 50% of the shares of our Common Stock are present or represented by proxy or (b) more than 50% of the outstanding shares of our Common Stock.
Under the 1940 Act, we are not generally able to issue and sell our Common Stock at a price below net asset value per share. We may, however, sell our Common Stock, or warrants, options or rights to acquire our Common Stock, at a price below the current net asset value per share of our Common Stock if we comply with the provisions of Section 63(2) of the 1940 Act, including the requirements that our Board of Directors determine that such sale is in our best interests and the best interests of our common shareholders and our common shareholders approve such sale.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies. We may enter into hedging transactions to manage the risks associated with interest rate and currency fluctuations. We may purchase or otherwise receive warrants or options to purchase the common stock of our portfolio companies in connection with acquisition financings or other investments. In connection with such an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.
We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any investment company (as defined in the 1940 Act), invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate unless certain conditions are met. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our common shareholders to additional expenses.
We may borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 150% (or 200% if certain requirements under the 1940 Act are not met) immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us).
In addition, while certain types of indebtedness and senior securities remain outstanding, we may be required to make provisions to prohibit distributions to our common shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors - Risks Relating to Our Business and Structure - Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:
1.Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:
a.is organized under the laws of, and has its principal place of business in, the United States;
b.is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
c.satisfies any of the following:
i.does not have any class of securities that is traded on a national securities exchange;
ii.has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
iii.is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or
iv.is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.
2.Securities of any eligible portfolio company that we control.
3.Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
4.Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
5.Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
6.Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Managerial Assistance to Portfolio Companies
BDCs generally must offer to make available to the issuer of portfolio securities significant managerial assistance, by either offering, and providing if accepted, significant guidance and counsel concerning the management operations or business objectives of the portfolio company or by exercising a controlling influence over the management or policies of a portfolio company, except in circumstances where either (i) the BDC does not treat such issuer of securities as an eligible portfolio company, or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance.

Temporary Investments
Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as “temporary investments,” so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the Diversification Tests in order to qualify as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.
Indebtedness and Senior Securities
We are be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our Common Stock if our asset coverage, calculated pursuant to the 1940 Act, is at least equal to 150% (or 200% if certain requirements under the 1940 Act are not met) immediately after each such issuance (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). In addition, while certain types of indebtedness and senior securities remain outstanding, we may be required to make provisions to prohibit distributions to our common shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors - Risks Relating to Our Business and Structure - Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”
Code of Ethics
We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. We have included our code of ethics as an exhibit to our most recent annual report on Form 10-K. The code of ethics is available on the SEC’s website at www.sec.gov.
Co-Investment Exemptive Order
We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed or owned our Adviser or certain affiliates, to co-invest in portfolio companies with each other and with affiliated investment funds. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in a co-investment transaction.
Proxy Voting Policies and Procedures
SEC-registered advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of its clients. Registered advisers also must maintain certain records on proxy voting. In most cases, we invest in securities that do not generally entitle us to voting rights in our portfolio companies. When we do have voting rights, we delegate the exercise of such rights to our Adviser. Our Adviser’s proxy voting policies and procedures are summarized below.
Our Adviser will vote proxies relating to portfolio securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if compelling long-term reasons to do so exist.
The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.
Shareholders may obtain information regarding how we voted proxies with respect to our portfolio securities free of charge by making a written request for proxy voting information to our Investor Relations department at Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, NY 10016, by calling us at (212) 448-0702 or on the SEC’s website at www.sec.gov.
Privacy Principles
We endeavor to maintain the privacy of our recordholders and to safeguard their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we will not receive any non-public personal information about recordholders of our Common Stock, although certain of our recordholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:

●	information we receive from recordholders, whether we receive it orally, in writing or electronically. This includes recordholders’ communications to us concerning their investment;

●	information about recordholders’ transactions and history with us; and

●	other general information that we may obtain about recordholders, such as demographic and contact information such as address.
We disclose non-public personal information about recordholders:

●	to our affiliates (such as our investment adviser and administrator) and their employees for everyday business purposes;

●	to our service providers (such as our accountants, attorneys, custodians, transfer agent, underwriters and proxy solicitors) and their employees, as is necessary to service recordholder accounts or otherwise provide the applicable service;

●	to comply with court orders, subpoenas, lawful discovery requests or other legal or regulatory requirements; or

●	as allowed or required by applicable law or regulation.
When we share non-public recordholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our recordholders’ privacy. We do not permit use of recordholder information for any non-business or marketing purpose, nor do we permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.
Our service providers, such as our investment adviser, administrator and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect recordholder non-public personal information, to prevent unauthorized access or use and to dispose of such information when it is no longer required.
Personnel of affiliates may access recordholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a recordholder’s account or comply with legal requirements.
If a recordholder ceases to be a recordholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify recordholders and provide a description of our privacy policy.
In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer non-public personal information of holders of our securities to the new party in control or the party acquiring assets.

Other
We have designated a chief compliance officer and established a compliance program pursuant to the requirements of the 1940 Act. We are periodically examined by the SEC for compliance with the 1940 Act.
We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our common shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
Our internet address is www.pfloat.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
Compliance with the Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares, persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction, partnerships or other pass-through entities, regulated investment companies, real estate investment trusts, personal holding companies, persons who acquire our common stock in connection with the performance of services, persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, and individual non-U.S. stockholders present in the United States for 183 days or more during a taxable year. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the “IRS,” regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.
For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:
•A citizen or individual resident of the United States;
•A corporation or other entity treated as a corporation, created or organized in or under the laws of the United States or any State, or the District of Columbia ;
•A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•An estate, the income of which is subject to U.S. federal income taxation regardless of its source.
For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes).
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.
Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.
Taxation as a RIC
We have elected to be taxed, and intend to qualify each taxable year, as a RIC under Subchapter M of the Code. Provided that we continue to qualify as a RIC, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.
In addition, we will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our recognized capital gain in excess of recognized capital loss for the one-year period ending October 31 in that calendar year and (3) any ordinary income or capital gains recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax, or the “Excise Tax Avoidance Requirement.” We generally will endeavor in each taxable year to make sufficient distributions to our stockholders to avoid any U.S. federal excise tax on our earnings. No assurance can be provided, however, that our distributions will be sufficient to avoid entirely the imposition of this tax. In that case, we will be liable for the tax only on the amount by which the Company does not meet the foregoing distribution requirement.
In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:
•have an election in place to be regulated as a BDC at all times during our taxable year;
•derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or foreign currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly-traded partnership” (as defined in the Code), or the “90% Income Test”;
•diversify our holdings so that at the end of each quarter of the taxable year:
◦at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets and we do not hold more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly-traded partnership”); and
◦no more than 25% of the value of our assets is invested in (i) the securities, other than U.S. Government securities or securities of other RICs, of one issuer, (ii) the securities, other than the securities of other RICs, of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) the securities of one or more “qualified publicly-traded partnerships,” or the “Diversification Tests.”
•distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the “Annual Distribution Requirement.”
To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly-traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly-traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly.
In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.
We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest, or issued with warrants, or, in certain cases, with increasing interest rates), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.
Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement and to avoid U.S. federal income and excise taxes, even though we will not have received any corresponding cash amount. In addition, we may be required to accrue for U.S. federal income tax purposes amounts attributable to our investment in CLOs that may differ from the distributions received in respect of such investments. In order to raise capital to satisfy these distribution obligations, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus become subject to U.S. federal income tax.
Under the 1940 Act, we are not permitted to make distributions to stockholders while any senior securities are outstanding unless the Company meets the applicable asset coverage ratios. See “Regulation—Senior Securities.” In addition, we may be subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict our ability to make distributions necessary to satisfy the Annual Distribution Requirement and to avoid corporate-level U.S. federal income and excise taxes. If we are prohibited from making distributions, we could fail to qualify as a RIC, and thus become subject to U.S. federal income tax imposed at corporate rates on all our taxable income (including gains) regardless of whether or not such income and gains are distributed to stockholders.
We are authorized to sell assets in order to comply with the Diversification Tests. However, our ability to dispose of assets to meet the Diversification Tests may be limited by the illiquid nature of the Company’s portfolio. If we dispose of assets in order to meet the Diversification Tests, we may make such dispositions at times that, from an investment standpoint, are not advantageous and may result in substantial losses.
Furthermore, a company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test.
Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.
Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.
We may invest (directly or indirectly through an investment in an equity interest in a CLO treated as a partnership for U.S. federal income tax purposes) a portion of our net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for us. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by us to the extent necessary in order to seek to ensure that we distribute sufficient income that we do not become subject to U.S. federal income or excise tax.
We anticipate that some of the CLO vehicles in which we invest may constitute PFICs. Because we acquire shares in PFICs, we may be subject to U.S. federal income tax on the portion of any “excess distribution” or gain from the disposition of such shares. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from any such excess distributions or gains. This additional tax and interest may apply even if we make a distribution in an amount equal to any “excess distribution” or gain from the disposition of such shares as a taxable dividend by us to our stockholders. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the code, or “QEF,” in lieu of the foregoing requirements, we will be required to include in income each taxable year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a taxable year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the Excise Tax Avoidance Requirement. Our ability to make either election will depend on factors beyond our control, and is subject to restrictions which may limit the availability of the benefit of these elections. Treasury Regulations generally treat our income inclusion with respect to a PFIC with respect to which we have made a QEF election, as qualifying income for purposes of determining our ability to be subject to tax as a RIC if (i) there is a current distribution out of the earnings and profits of the PFIC that are attributable to such income inclusion or (ii) such inclusion is derived with respect to our business of investing in stock, securities, or currencies.
If we hold, directly or indirectly, 10% or more of the shares in a foreign corporation that is treated as a controlled foreign corporation, or “CFC,” we may be treated as receiving a deemed distribution (taxable as ordinary income) each taxable year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually, indirectly or constructively) 10% or more of the combined voting power of all classes of shares of a foreign corporation or 10% or more of the total value of all classes of stock of such corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such deemed distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.
Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities is generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt securities denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may, for tax purposes, have aggregate taxable income for several years that we are required to distribute and that is taxable to stockholders even if such income is greater than our aggregate net income actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, stockholders may receive a larger capital gain distribution than they would have received in the absence of such transactions. U.S. federal income tax law generally permits RICs to carry forward net capital losses indefinitely. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code.
For federal income tax purposes, we are generally permitted to carry forward a net capital loss in any taxable year to offset our own capital gains, if any. These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations. Any such loss carryforwards will retain their character as short-term or long-term. In the event that we were to experience an ownership change as defined under the Code, our capital loss carryforwards and other favorable tax attributes, if any, may be subject to limitation.

In determining our net capital gain, including in connection with determining the amount available to support a capital gain dividend, our taxable income and our earnings and profits, we generally may elect to treat part or all of our post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year) or late-year ordinary loss (generally, the sum of our (i) net ordinary loss, if any, from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and our (ii) other net ordinary loss, if any, attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.
We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the U.S. federal income tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.
If we fail to qualify as a RIC, and certain curative provisions are not applicable, we would be subject to U.S. federal income tax on all of our taxable income (including net capital gains) at the regular corporate rate, regardless of whether we make any distributions to our stockholders. We would not be able to deduct distributions to shareholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our shareholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain holding period and other limitations under the Code, our corporate shareholders may be eligible to claim a dividend received deduction with respect to such dividend; and our non-corporate shareholders may generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain. In order to requalify as a RIC in a subsequent taxable year, in addition to the other requirements discussed above, we would be required to distribute all of our previously undistributed earnings attributable to the period we failed to qualify as a RIC by the end of the first year that we intend to requalify as a RIC. If we fail to requalify as a RIC for a period greater than two taxable years, we may be subject to U.S. federal income tax at the regular corporate tax rate on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.
We may be treated as a personal holding company under Section 542 of the Code. If we are a “personal holding company” and we fail to distribute (or to be treated as distributing) all of our investment company taxable income, we may be subject to a 20% nondeductible tax on our “undistributed personal holding company income.” We would generally be a personal holding company for a taxable year if five or fewer individuals own more than 50% of our outstanding shares at any time in the last half of the taxable year. The remainder of this discussion assumes that we will qualify as a RIC for each taxable year.
Taxation of U.S. Stockholders
Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a U.S. stockholder may have adverse tax consequences. U.S. stockholders should consult their own tax advisors before making an investment in our common stock.
Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of 20%. Qualifying Dividends may also be subject to the 3.8% net investment income tax for applicable taxpayers. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which are generally our realized net long-term capital gains in excess of realized net short-term capital losses) and properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Capital gain dividends may also be subject to the 3.8% net investment income tax for applicable taxpayers. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. stockholder.
We may decide to retain some or all of our net long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. If the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit exceeds the tax they owe on the retained net capital gain, such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a U.S. stockholder’s liability for U.S. federal income tax. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our stockholders on December 31 of the year in which the distribution was declared.
We may distribute taxable distributions that are payable in cash or shares of our common stock at the election of each U.S. stockholder. Under certain applicable IRS guidance, distributions by publicly offered RICs that are payable in cash or in shares of stock at the election of stockholders are treated as taxable distributions. The IRS has published a revenue procedure indicating that this rule will apply where the total amount of cash to be distributed is not less than 20% of the total distribution. Under this revenue procedure, if too many stockholders elect to receive their distributions in cash, the cash available for distribution must be allocated among the stockholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any stockholder electing to receive cash, receive less than the lesser of (a) the portion of the distribution such stockholder has elected to receive in cash or (b) an amount equal to his, her or its entire distribution times the percentage limitation on cash available for distribution. If we decide to make any distributions consistent with this guidance that are payable in part in our stock, taxable U.S. stockholders receiving such distributions will be required to include the full amount of the distribution (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain distribution) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distributions, it may put downward pressure on the trading price of our stock.
If a U.S. stockholder has elected to participate in our dividend reinvestment plan, the U.S. stockholder will have all cash distributions (net of applicable withholding tax) automatically reinvested in additional shares of our common stock. Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted tax basis in the additional shares of common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares of common stock will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.
If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to U.S. federal income tax on the distribution even though economically it represents a return of his, her or its investment.
A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain or loss arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.
In general, individual U.S. stockholders currently are generally subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the 21% rate also applied to ordinary income. Non-corporate U.S. stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. stockholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate U.S. stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Certain distributions reported by us as Section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by shareholders is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that we are eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of our business interest income over the sum of our (i) business interest expense and (ii) other deductions properly allocable to our business interest income.
The Code requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. U.S. stockholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.
A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the U.S. stockholder and will not be deductible by such stockholder. While we anticipate that we will constitute a publicly offered regulated investment company for our current taxable year, there can be no assurance that we will in fact so qualify for any of our taxable years.
We or the applicable withholding agent will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year (but no later than 75 days after the end of each calendar year), a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain as well as such other information about us necessary for the preparation of our U.S. stockholders’ federal income tax returns. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.
We or the applicable withholding agent may be required to withhold U.S. federal income tax, or backup withholding, from all distributions to any noncorporate U.S. stockholder (1) who fails to furnish us, or the applicable withholding agent, with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us, or the applicable withholding agent, that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number generally is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.
Under U.S. Treasury regulations, if a U.S. stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a non-corporate U.S. stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on IRS Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Taxation of Tax-Exempt U.S. Investors.
A U.S. stockholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. stockholder of the activities in which we are engaged or may engage in the future could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its stockholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. stockholder generally should not be subject to U.S. taxation solely as a result of the stockholder’s ownership of shares of our common stock and receipt of dividends with respect to such shares. Moreover, under current law, if we incur indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. stockholder. Therefore, a tax-exempt U.S. stockholder should not be treated as earning income from “debt-financed property” as defined in the Code and dividends paid by us should not be treated as “unrelated debt-financed income” as defined in the Code solely as a result of indebtedness that we incur. Proposals periodically are made to change the treatment of so-called

“blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax-exempt U.S. stockholders could be adversely affected. In addition, special rules would apply if we were to invest in certain real estate investment trusts or other taxable mortgage pools, which we do not currently plan to do, that could result in a tax-exempt U.S. stockholders recognizing income that would be treated as UBTI.
Taxation of Non-U.S. Stockholders
Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.
Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of U.S. withholding tax imposed at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. No withholding generally is required if (i) the distributions are properly reported to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be given as to whether any of our distributions will be reported as eligible for this exemption from withholding.
If the distributions are effectively connected with the conduct of a trade or business of the Non-U.S. stockholder in the United States (and if an income tax treaty applies, such distributions are attributable to a permanent establishment maintained by the Non-U.S. Shareholder within the United States), we will not be required to withhold U.S. federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)
Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale or other disposition of our common stock, will not be subject to U.S. withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with the conduct of a trade or business of the Non-U.S. stockholder in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States) or (ii) in the case of an Non-U.S. individual stockholder, the stockholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.
If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to the conduct of a trade or business of the Non-U.S. Stockholder in the United States may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.
We must generally report to our Non-U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. stockholder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. stockholder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently 24%). Backup withholding, however, generally will not apply to distributions to a Non-U.S. stockholder, provided the Non-U.S. stockholder furnishes to us the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8BEN-E, or certain other requirements are met. Backup withholding is not an additional tax but can be credited against a Non-U.S. stockholder’s U.S. federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.
Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions, or “FFIs,” unless such FFIs either (i)

enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement, or “IGA,” with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest and dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on certain payments to certain foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% owner that is a specified U.S. person or provides the withholding agent with identifying information on each greater than 10% owner that is a specified U.S. person. Depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.
Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.
The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

RESTRICTIONS ON SHARE OWNERSHIP
Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including for e.g., IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to the provisions of any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Stock is an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.
In contemplating an investment in the Fund, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, Section 4975 of the Code and any other applicable Similar Laws. Furthermore, absent an exemption, the fiduciaries of a Plan should not invest in the Fund with the assets of any Plan if our investment adviser or any of its affiliates is a fiduciary with respect to such assets of the Plan.
In contemplating an investment in the Fund, fiduciaries of Plans subject to Title I of ERISA or Section 4975 of the Code (a “Covered Plan”) should also carefully consider the definition of the term “plan assets” in ERISA and the Plan Asset Regulations. Under ERISA and the Plan Asset Regulations, when a Covered Plan invests in an equity interest of an entity that is neither a “publicly offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the 1940 Act, the Covered Plan’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by “benefit plan investors” (“Benefit Plan Investors”) is not “significant” (each within the meaning of the Plan Asset Regulations). The term “Benefit Plan Investor” is defined in the Plan Asset Regulations to include (a) any employee benefit plan (as defined in section 3(3) of ERISA) subject to the provisions of Title I of ERISA, (b) any plan described in Section 4975(e)(1) of the Code subject to Section 4975 of the Code, and (c) any entity whose underlying assets include plan assets by reason of such an employee benefit plan’s or plan’s investment in the entity.
Under the Plan Asset Regulations, equity participation in an entity by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded (each such person, a “Controlling Person”).
If the assets of the Fund were deemed to be “plan assets” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, our investment adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Covered Plan any profit realized on the transaction and (ii) reimburse the Covered Plan for any losses suffered by the Covered Plan as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Covered Plan who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or our investment adviser. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or their beneficiaries, would cause the IRA to lose its tax-exempt status.
Accordingly, for so long as the shares of the Fund are not considered “publicly offered securities” within the meaning of the Plan Asset Regulations, the Fund intends to limit Benefit Plan Investors’ investments in each class of shares of the Fund to less than 25%, disregarding equity interests held by Controlling Persons, within the meaning of the Plan Asset Regulations. In this respect, in order to avoid the possibility that our assets could be treated as “plan assets,” within the meaning of the Plan Asset Regulations, we may require any person proposing to acquire Common Stock to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a Controlling Person.

In addition, we have the power to (a) exclude any common shareholder or potential common shareholder from purchasing Common Stock; (b) prohibit any redemption of Common Stock; and (c) redeem some or all Common Stock held by any holder if, and to the extent that, our board of directors determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Stock would result in (i) our assets to be characterized as “plan assets,” subject to the fiduciary responsibility or prohibited transaction provisions of ERISA, Section 4975 of the Code or any provisions of any Similar Laws or (ii) the Fund, our investment adviser or any affiliates thereof to be considered a fiduciary of any common shareholder for purposes of the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA, Section 4975 of the Code or any applicable Similar Laws, and all Common Stock shall be subject to such terms and conditions.
CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
We have entered into a fund services agreement with Vistra USA, LLC, pursuant to which Vistra USA, LLC agreed to serve as our transfer agent, plan administrator, distribution paying agent and registrar. The principal business address of our transfer agent is 125 E. Sir Francis Drake Blvd. Suite 301 Larkspur, CA 94939. We have also entered into an agreement with the Bank of New York and U.S. Bank Trust Company, National Association, to serve as our custodians. The principal business address of Bank of New York is 525 William Penn Place, 8th Floor, Pittsburgh, Pennsylvania 15259. The principal business address of U.S. Bank Trust Company, National Association, is 1 Federal Street, 3rd Floor Boston, MA 02110.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, if any, our investment adviser will be primarily responsible for the execution of any publicly traded securities portfolio transactions and the allocation of brokerage commissions. Our investment adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our investment adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our investment adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our investment adviser determines in good faith that such commission is reasonable in relation to the services provided.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP, has been appointed as our independent registered public accounting firm.
LEGAL MATTERS
Certain legal matters regarding our shares of common stock offered by this prospectus have been passed upon for us by Dechert LLP, Washington, D.C. Certain matters with respect to Maryland law have been passed upon for us by Venable LLP.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the securities offered by this prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus.
We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available free of charge on our website at www.pfloat.com. A request for any of these reports may also be submitted to us by sending a written request addressed to Investor Relations, Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, NY 10016, or by calling our investor relations line at (212) 448-0702. Information contained on our website is not incorporated into this prospectus and you should not consider such information to be part of this document. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov.
FINANCIAL STATEMENTS
The financial statements and the report thereon from Deloitte & Touche LLP, our independent public accounting firm, contained in the Company’s annual report on Form 10-K for the year ended June 30, 2025 are incorporated by reference in this prospectus. The Company’s annual report on Form 10-K for the year ended June 30, 2025 are available upon request, without charge, by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.pfloat.com (which is not intended to be an active hyperlink).

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

Investor Name

Subscription Agreement
CLASS S SHARES, CLASS D SHARES AND CLASS I SHARES
Effective as of [ ]
Prospect Floating Rate and Alternative Income Fund, Inc. (“PFLOAT”)

1.Investment — See payment instructions below
Please check the appropriate box:
☐ Initial Investment — please see investment minimum in Section 3.
☐ Additional Investment

$

Account # (for existing investors)

State of Sale

2. Investment Method

☐	By mail — Attach a check made payable to Vistra USA, LLC as Trustee for Prospect Floating Rate and Alternative Income Fund, Inc.*
☐	By Wire — Account Name: BMO Bank NA, San Francisco, CA
ABA Routing Number: 071000288 Account Number: 046489662
Beneficiary: Vistra USA, LLC as Trustee for Prospect Floating Rate and Alternative
Income Fund, Inc.

Please request when sending a wire that the wire reference the investor’s name and account number (if applicable) in order to assure that the wire is credited to the proper account.

*Cash, cashier’s checks/official bank checks under $10,000 or in bearer form, foreign checks, money orders, third-party checks or traveler’s checks will not be accepted.

3. Share Class

Please consult with your financial professional regarding the Share Class and commissions and fee structure of your investment and check one of the following options. The prospectus of PFLOAT, as amended and supplemented as of the date hereof (the “Prospectus”), contains additional information regarding the different share classes.
☐	Share Class S — The minimum investment is $2,500
☐	Share Class D** — The minimum investment is $2,500
☐	Share Class I** — The minimum investment is $25,000 (unless waived by dealer manager)
** Available for certain fee-based wrap accounts and other eligible investors as disclosed in the Prospectus.

4. Type of Ownership (All authorized owners must sign in Section 13)

A.	Is your investment held through a custodian or through a brokerage/advisory account?
☐ Yes ☐ No
If yes, please complete the Section below and deliver the completed subscription agreement to your custodian, broker-dealer (including a dually registered broker-dealer / registered investment adviser).

Name of Custodian or Broker-Dealer

Account #

B.	Please select one type of ownership below
Non-Qualified		Qualified
	☐ Individual Ownership	☐ Traditional IRA
☐ Transfer on Death
Fill out Transfer on Death Form to effect
designation. (Available through your
financial professional)
	☐ Joint Tenants with Rights of Survivorship	☐ Roth IRA
	☐ Transfer on Death	☐ Decedent IRA
Fill out Transfer on Death Form to effect
designation. (Available through your
	financial professional)	Name of Deceased
☐ Tenants in Common
	☐ Community Property	☐ Simplified Employee Pension/
	☐ Uniform Gift to Minors Act	Trust (SEP)
☐ Plan
	Additional documentation required in Section 5C.	☐ Other (Specify)
☐ Trust
Additional documentation required in Section 5C.
☐ Corporation/Partnership
Additional documentation required in Section 5C.
☐ Other (Specify)

5. Subscriber Information

A.	Investor Name — Investor/Trustee/Executor/Authorized Signatory Information
Residential street address MUST be provided. See Section 6 if mailing address is different than residential street address

	First Name		Last Name

	Social Security/Taxpayer ID #		Date of Birth (MM / DD / YYYY)

	Telephone #		Email Address

Residential Address (no P.O. Box)

	Street Address		City, State	ZIP

Mailing Address (if different from above)

	Street Address		City, State	ZIP

Please Indicate Citizenship Status

	☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

If you are a non-US citizen, please specify your country of citizenship ABOVE (required)

B.	Co-Investor Name — Investor/Trustee/Executor/Authorized Signatory Information, if applicable

	First Name		Last Name

	Social Security/Taxpayer ID #		Date of Birth (MM / DD / YYYY)

Telephone #

Residential Address (no P.O. Box)

	Street Address		City, State	ZIP

Mailing Address (if different from above)

	Street Address		City, State	ZIP

Please Indicate Citizenship Status

	☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

C.	Entity Information — Retirement Plan/Trust/Corporation/Partnership/Other
(Trustee(s) and/or Authorized Signatory(s) information MUST be provided in Sections 5A and 5B)

	Entity Name	Entity Tax ID	Date of Formation

	Social Security/Taxpayer ID #		Date of Birth (MM / DD / YYYY)

Entity Type (Select one — required)

	☐ Retirement Plan		☐ LLC (Plan documentation required)
	☐ Taxable Trust (First and last pages of the		☐ Partnership (Plan documentation required)
trust document required)
	☐ Tax-exempt Trust (First and last pages of the		☐ Estate (Letter of Testamentary required)
trust document required)
	☐ S-Corp (Corporate Resolution required)		☐ Other (Specify)
☐ C-Corp (Corporate Resolution required)

6. Contact Information (If different than provided in Section 5A)

Mailing Address	City, State	ZIP

E-mail Address

7. Electronic Delivery Form (Optional)
Instead of receiving paper copies of the Prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications and other documents from PFLOAT. If you would like to consent to electronic delivery, including pursuant to email, please initial below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of shareholder communications and statement notifications. By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize said offering(s) to either (i) email shareholder communications to you directly or(ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law. You agree to promptly notify us of any change in your e-mail address. You agree that our sending of the notice or email will constitute good and effective delivery of the information to you, regardless of whether you actually access the website containing the information or open the email and/or attachments. The documents and other information delivered electronically may be formatted in Adobe Acrobat’s portable document format (“PDF”), hypertext mark-up language (“HTML”) or other file formats we deem appropriate. In order to view or print documents provided in PDF format, you will have to obtain the Adobe Acrobat Reader, which is available free of charge at Adobe’s website (located at www.adobe.com), and install it on your computer. You are responsible for having any necessary hardware, software or other technology to access the information sent electronically, including a printer or other device to download and save any information that you may wish to retain.

Initials	I consent to electronic delivery
Email Address
(If blank, the e-mail address provided in Section 5A will be used.)

8. Distributions

Only complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan.

For custodial accounts, if you elect cash distributions, the funds must be sent to the custodian.

Non-Custodial Ownership

☐ I prefer that my distribution be deposited directly into the account listed in Section 11.
☐ I prefer that my distribution be paid by check and sent to the address listed in Section 5.

Custodial Ownership

☐ I prefer that my distribution be sent to my custodian for deposit into my custodial account cited in Section 4.

9. Distribution Reinvestment Plan Election

If you wish to enroll in the Distribution Reinvestment Plan, check this box: ☐

If you do not make an election, then your distributions will be paid in cash to your custodian OR address of record.

10. Trusted Contact (Optional)
By completing this section, you authorize PFLOAT and Preferred Capital Securities (PCS) to contact the person (s) named below for the following reasons: if there are questions or concerns about my whereabouts or health status; if suspected that I may be a victim of fraud or financial exploitation; if suspected that I might no longer be able to handle my financial affairs; to confirm the identity of any legal guardian, executor, trustee, authorized trader, or holder of a power of attorney; or if I am not reachable after prolonged and multiple attempts.
Note: Your trusted contact must be someone other than an account owner.

Name	Name
Relationship	Relationship
Primary Phone	Primary Phone
Email Address	Email Address
Address	Address
City, State, Zip	City, State, Zip

11. Bank or Brokerage Account Information

Complete this Section ONLY if you do NOT wish to enroll in the Distribution Reinvestment Plan and you instead elect to receive cash distributions.
I authorize PFLOAT or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify PFLOAT in writing to cancel it. In the event that PFLOAT deposits funds erroneously into my account, it is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name of Financial Institution

Street Address	City, State	Zip

Name(s) on Account

ABA Numbers/Bank Account Number	Account Number

☐ Checking (Attach a voided check.)	☐ Savings (Attach a voided deposit slip.)	☐ Brokerage

Attach check here or on a separate sheet

12. Broker Dealer/Broker-Dealer Representative (Financial Advisor) or Registered Investment Adviser

(RIA) Information (Required Information): The Financial Advisor must sign below to complete the order.

Name of Financial Advisor or RIA		Broker/Dealer or RIA Firm Name

Mailing Address		RIA IARD #

City, State	Zip	Name of Clearing Firm

CRD #		Telephone Number	E-mail Address

Signature — Financial Advisor or RIA Representative

Operations Contact (not required)

The Financial Advisor or RIA hereby warrants that he/she is duly licensed to sell shares in the state designated as the investor’s legal residence. Please note that unless previously agreed to in writing by PFLOAT, all sales of securities must be made through a Broker-Dealer, including when an registered investment adviser that is a dually registered broker-dealer has introduced the sale. In all cases, Section 12 must be completed.

The undersigned Financial Advisor or RIA confirm(s), which confirmation is made on behalf of the Broker-Dealer with which Financial Advisor is associated, with respect to sales of securities made through a Broker-Dealer that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus. The undersigned Broker-Dealer, Financial Advisor and/or RIA listed in Section 12 further represent and certify that, in connection with this subscription for shares, they have complied with and have followed all applicable policies and procedures of their firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 15l-1 (“Regulation Best Interest”) and Financial Industry Regulatory Authority, Inc. (“FINRA”) rules and regulations including, but not limited to Know Your Customer, Suitability and, any anti-money laundering requirements under the Bank Secrecy Act (“BSA”) and its implementing regulations (e.g., Customer Identification Program, AML Rules) as required by its relationship with the investor(s) identified on this document.

13. Subscriber Signatures

PFLOAT is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, PFLOAT may not be able to open your account. By signing the subscription agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce PFLOAT to accept this subscription, I hereby represent and warrant to you as follows:

A. All Items in this Section 13 must be read and initialed.
		Investor	Co-Investor
a)	I have received the Prospectus for PFLOAT at least five business days prior to the date hereof.	(a) Initials	Initials
b)	I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

		(b) Initials	Initials
c)	In addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.”

		(c) Initials	Initials
d)	If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in such entity meets the general suitability requirements described above.	(d) Initials	Initials
e)	I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.	(e) Initials	Initials
f)	I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the Prospectus.

		(f) Initials	Initials
g)	I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

		(g) Initials	Initials

h)	I acknowledge that PFLOAT may enter into transactions with affiliates that involve conflicts of interest as described in the Prospectus.	(h) Initials	Initials
i)	I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month my investment will be executed as of the first day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share of each class of our Common Stock for each month will be disclosed on our website at htttp://www.pfloat.com when available.

		(i) Initials	Initials
j)	I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on our toll-free, automated telephone line, 855-320-1414.

		(j) Initials	Initials

B. If you live in any of the following states, please complete Section 13C: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Michigan, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oregon, Pennsylvania, Puerto Rico, Tennessee, and Vermont.
In the case of sales to fiduciary accounts, the minimum standards in Section 13C shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

For important information in this respect, see Section 12 above. I declare that the information supplied in this subscription agreement is true and correct and may be relied upon by PFLOAT. I acknowledge that the Broker-Dealer/Financial Advisor (Broker-Dealer/Financial Advisor of record) indicated in Section 12 of this subscription agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker-Dealer/Financial Advisor of record at any time by contacting PFLOAT Investor Relations at the number indicated below

C. For purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Investors in the following states have the additional suitability standards as set forth below.
		Investor	Co-Investor
a)
If I am an Alabama resident, in addition to the suitability standards set forth above, an investment in PFLOAT will only be sold to me if I have a liquid net worth of at least 10 times my investment in PFLOAT and its affiliates.
		(a) Initials	Initials
b)	If I am a California resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in PFLOAT.	(b) Initials	Initials
c)
If I am an Idaho resident, I must have either (a) a net worth of
$85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in PFLOAT shall not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash,cash equivalents and readily marketable securities.
		(c) Initials	Initials
d)
If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings). If I am not an “accredited investor” as defined in Regulation D under the Securities Act of 1993, as amended, my investment in this offering and in the securities of other non-traded business development companies may not exceed 10% of my net worth.

		(d) Initials	Initials

e)
If I am a Kansas resident, I understand that it is recommended by the Office of the Kansas Securities Commissioner that I limit my aggregate investment in the securities of PFLOAT and other similar investments to not more than 10% of my liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.

		(e) Initials	Initials
f)
If I am a Kentucky resident, I may not invest more than 10% of my liquid net worth in PFLOAT or its affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

		(f) Initials	Initials
g)
If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

		(g) Initials	Initials
h)
If I am a Massachusetts resident, in addition to the suitability standards set forth above, I must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, I acknowledge that my investment in PFLOAT, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.

		(h) Initials	Initials
i)
If I am a Michigan resident, in addition to the suitability standards set forth above, an investment in PFLOAT will only be sold to me if I have a liquid net worth of at least 10 times my investment in PFLOAT and its affiliates.
(i) Initials
j)	If I am a Mississippi resident, I must limit my aggregate investment to 10% of my liquid net worth.	(j) Initials	Initials
k)	If I am a Missouri resident, no more than ten percent (10%) of my liquid net worth shall be invested in securities being registered in this offering.	(k) Initials	Initials
l)
If I am a Nebraska resident, I must have (i) either (a) an annual gross income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000; and (ii) I must limit my aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933 are not subject to the foregoing investment concentration limit.

		(l) Initials	Initials
m)
If I am a New Jersey investor, I must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, I acknowledge that my investment in PFLOAT, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.
Additionally, I acknowledge that the Class S and D shares will be subject to upfront placement fees or brokerage commissions of up to 3.5% of NAV for Class S shares and 1.5% of NAV for Class D shares. Class S and D shares are subject to a distribution and stockholder servicing fee equal to up to 0.85% per annum of the aggregate NAV of the respective outstanding Class S shares, and with respect to the D shares, an amount equal to up to 0.25% per annum of the aggregate NAV of the outstanding Class D shares. These fees will reduce the amount of the purchase price that is available for investment and will cause the per share purchase price to be greater than the estimated value per share that will be reflected on my account statement (by broker dealers reporting a valuation calculated in accordance with FINRA Rule 2331(c)(1)(A) relating to net investment valuation guidelines). These fees may also reduce the amount of distributions that are paid with respect to Class S and D shares.
		(m) Initials	Initials

n)
If I am a New Mexico resident, in addition to the general suitability standards listed above, I may not invest, and I may not accept from an investor more than ten percent (10%) of my liquid net worth in shares of PFLOAT, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

		(n) Initials	Initials
o)
If I am a North Dakota resident who is not an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, I have a net worth of at least ten times my investment in
PFLOAT’s Common Stock.

		(o) Initials	Initials
p)
If I am an Ohio resident, it is unsuitable to invest more than 10% of my liquid net worth in the issuer, affiliates of the issuer, and in any other non- traded business development company. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus, total liabilities) comprised of cash, cash equivalents and readily marketable securities.

		(p) Initials	Initials
q)	If I am an Oklahoma resident, my investment in PFLOAT may not exceed 10% of my liquid net worth.	(q) Initials	Initials
r)
If I am an Oregon resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.

		(r) Initials	Initials
s)	If I am a Pennsylvania resident, I may not invest more than 10% of my liquid net worth in PFLOAT.	(s) Initials	Initials
t)
If I am a Puerto Rico resident, I may not invest more than 10% of my liquid net worth in PFLOAT, its affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

		(t) Initials	Initials
u)
If I am a Tennessee resident who is not an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my investment in PFLOAT Common Stock may not exceed 10% of my net worth.

		(u) Initials	Initials
v)
If I am a Vermont resident and I am an accredited investor in Vermont, as defined in 17 C.F.R. § 230.501, I may invest freely in this offering. In addition to the suitability standards described above, if I am non-accredited Vermont investors, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

		(v) Initials	Initials

14.	Substitute IRS Form W-9 Certifications (required for U.S. investors)

Under penalties of perjury, I certify that:
	1.	The number shown on this subscription agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

	3.	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and
	4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
Investing in PFLOAT’s Common Stock involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment. See “Risk Factors” in PFLOAT’s prospectus for additional information. Also consider the following:
◦Our shares are not listed on any exchange and you should not expect to be able to resell your shares.
◦If you are able to sell your shares, you likely will receive less than your purchase price.

◦We do not intend to list our shares on any securities exchange and we do not expect a secondary market in our shares to develop.
◦Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
◦We have not identified any specific investments that we will make with the proceeds of this offering and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our Common Stock. As a result, our offering may be considered a “blind pool” offering.
◦An investment in our shares is not suitable for all investors, particularly investors who require short or medium term liquidity.
◦We have implemented a share repurchase program, but only a limited number of shares, if any, will be eligible for repurchase. In addition, any such repurchases will be at the NAV per share of the Company, except that the Company deducts 2.00% from such NAV for shares that have not been outstanding for at least one year. Such share repurchase prices may be lower than the price you paid for your shares in this offering. Our board of directors may amend, suspend or terminate the share repurchase program at any time and there can be no assurance that any shares will be repurchased under the share repurchase program.
◦A substantial portion of our distributions, if any, may result from expense waivers from our Adviser, which are subject to repayment by us, and may also consist, in whole or in part, of a return of capital. In addition, we may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds and borrowings. If we borrow money to fund distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. You should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense waivers. You should also understand that our future repayments may reduce the distributions that you would otherwise receive.
◦The credit facility exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.
◦We expect to use leverage, including through the credit facility, which will magnify the potential for loss on amounts invested in us.
◦Investors in our Class S and Class D shares will be subject to ongoing shareholder servicing and/or distribution fees of 0.85% and 0.25%, respectively.
◦An investment in our Common Stock is not suitable for you if you need access to the money you invest.
◦An investment in our Common Stock is suitable only for investors with the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in our Common Stock.
◦We expect to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Signature of Investor		Date

Signature of Co-Investor		Date

(Must be signed by custodian or trustee if plan is administered by a third party)

15.	Miscellaneous

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of PFLOAT experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 14 above, they are asked to promptly notify PFLOAT and the Broker- Dealer or RIA through whom investor is purchasing shares in writing. The Broker-Dealer or RIA may notify PFLOAT if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 14 above, and PFLOAT may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the subscription agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the shares of PFLOAT.

Please mail completed Subscription Agreement (with all signatures) and check(s) payable to:
Vistra USA, LLC as Trustee for Prospect Floating Rate and Alternative
Income Fund, Inc.

Payments and Subscriptions via Direct Overnight Mail Only:
Prospect Floating Rate and Alternative Income Fund, Inc.
c/o Vistra USA, LLC
125 E Sir Francis Drake Blvd, Ste 401
Larkspur, CA 94939-1820

All Other Payments and Subscriptions:
Prospect Floating Rate and Alternative Income Fund, Inc.
c/o Vistra USA, LLC
P.O. Box 2609
San Rafael, CA 94912-2609

Investment questions may be directed to:
Prospect Floating Rate and Alternative Income Fund, Inc.:
Phone: (212) 448-0702    Website: www.pfloat.com
For questions or assistance in completing this form:
Preferred Capital Securities, LLC:
Phone: (855) 320-1414    Email: investorservices@pcsalts.com

Prospect Floating Rate and Alternative Income Fund, Inc.
Class S, Class D and Class I Shares of Common Stock
Maximum Offering of $300,000,000
PROSPECTUS
You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by Prospect Floating Rate and Alternative Income Fund, Inc. and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
October 28, 2025

C-13

PART C
Other Information
Item 25. Financial Statements And Exhibits
(1) Financial Statements
The following financial statements of Prospect Floating Rate and Alternative Income Fund, Inc. are incorporated by reference in Part A of this Registration Statement:
Audited Annual Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID #34)
Report of Independent Registered Public Accounting Firm (PCAOB ID #243)
Consolidated Statements of Assets and Liabilities as of June 30, 2025 and June 30, 2024
Consolidated Statements of Operations for the years ended June 30, 2025, 2024 and 2023
Consolidated Statements of Changes in Net Assets for the years ended June 30, 2025, 2024 and 2023
Consolidated Statements of Cash Flows for the years ended June 30, 2025, 2024 and 2023
Consolidated Schedules of Investments as of June 30, 2025 and June 30, 2024
Notes to Consolidated Financial Statements
(2) Exhibits

(a)(1)	Fourth Amended Articles of Incorporation(1)
(a)(2)	Articles Supplementary(2)
(a)(3)	Articles Supplementary(3)
(a)(4)	Articles of Merger of the Registrant(4)
(a)(5)	Articles of Amendment(5)
(a)(6)	Articles of Amendment(6)
(a)(7)	Articles of Amendment(7)
(a)(8)	Articles Supplementary(8)
(b)(1)	Fourth Amended and Restated Bylaws(9)
(d)	Form of Multi-Class Plan(10)
(e)	Distribution Reinvestment Plan(11)
(g)	First Amended and Restated Investment Advisory Agreement, by and between Prospect Flexible Income Fund, Inc. and Prospect Capital Management L.P.(12)
(h)(1)	Form of Dealer Manager Agreement(13)
(h)(2)	Form of Selected Dealer Manager Agreement (Included as Exhibit A to the Form of Dealer Manager Agreement)(14)
(h)(3)	Form of Distribution and Stockholder Servicing Plan of the Registrant(15)
(j)(1)	Document Custody Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and U.S Bank National Association (16)
(j)(2)	Securities Custody Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and U.S Bank Trust Company, National Association (17)
(k)(1)	First Amended and Restated Administration Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Administration LLC(18)
(k)(2)	Third Amended and Restated Expense Limitation Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and Prospect Capital Management L.P(19)
(k)(3)	Fourth Amended and Restated Expense Limitation Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and Prospect Capital Management L.P(20)
(k)(4)	Fifth Amended and Restated Expense Limitation Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and Prospect Capital Management L.P(21)
(k)(5)	Sixth Amended and Restated Expense Limitation Agreement, by and between Prospect Floating Rate and Alternative Income Fund, Inc. and Prospect Capital Management L.P.(22)
(k)(6)
Loan and Servicing Agreement dated as of August 12, 2025 among Prospect Flexible Funding, LLC as Borrower, Prospect Floating Rate and Alternative Income Fund, Inc. as Servicer, the Lenders from time to time party thereto as Lenders, the Managing Agents from time to time party thereto as Managing Agents, U.S. Bank Trust Company, National Association as Calculation Agent, Paying Agent and Documentation Agent and Bank OZK as Facility Agent(23)

(k)(7)	License Agreement between the Registrant and Prospect Capital Investment Management, LLC(24)

(k)(8)	Agreement and Plan of Merger, dated August 10, 2018, between the Registrant and Pathway Capital Opportunity Fund, Inc.(25)
(k)(9)	Amended and Restated Agreement and Plan of Merger, dated February 12, 2019, between the Registrant and Pathway Capital Opportunity Fund, Inc.(26)
(l)	Opinion of Venable LLP, as special Maryland counsel for the Registrant(27)
(n)(1)	Consent of Deloitte & Touche LLP*
(r)	Amended Code of Ethics*
(s)(1)	Power of Attorney(28)
(s)(2)	Filing Fee Table(29)

*     Filed herewith.

(1)    Incorporated by reference to Exhibit 2(a) to the Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-174873) filed with the SEC on November 1, 2013.
(2)    Incorporated by reference to Exhibit 2(a)(1) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-206730) filed with the SEC on March 3, 2016.
(3) Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on September 23, 2019.
(4) Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 1, 2019.
(5) Incorporated by reference to Exhibit 2(a)(4) to the Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on August 8, 2020.
(6) Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on January 11, 2022.
(7) Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 21, 2022.
(8)    Incorporated by reference to Exhibit (a)(7) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 23, 2024.
(9) Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 21, 2022.
(10)    Incorporated by reference to Exhibit (d) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 23, 2024.
(11) Incorporated by reference to Exhibit (e) to the Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on June 7, 2024.
(12) Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2021.
(13)    Incorporated by reference to Exhibit (h)(1) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 23, 2024.
(14)    Incorporated by reference to Exhibit (h)(2) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 23, 2024.
(15)    Incorporated by reference to Exhibit (h)(3) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on January 23, 2024.
(16) Incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K, filed with the SEC on September 27, 2023.
(17)    Incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K, filed with the SEC on September 27, 2023.
(18) Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on June 20, 2019.
(19)    Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on April 25, 2023.
(20)    Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on May 13 , 2024.
(21)    Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on February 13 , 2025.
(22) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 25, 2025.
(23) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on August 13, 2025.
(24) Incorporated by reference to Exhibit (k)(5) to the Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on August 6, 2020.

(25)    Incorporated by reference to Annex A to the Registrant’s Registration Statement on Form N-14 (SEC File No. 333-226811) filed with the SEC on August 13, 2018.
(26)    Incorporated by reference to Annex A to the Registrant’s Amendment No. 1 to Registration Statement on Form N-14 (SEC File No. 333-226811) filed with the SEC on February 13, 2019.
(27)    Incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2 (SEC File No.
333-274497) filed with the SEC on January 23, 2024.
(28) Incorporated by reference to Exhibit (n)(3) to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-274497) filed with the SEC on September 13, 2023.
(29) Incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2 (SEC File No.
333-274497) filed with the SEC on September 13, 2023.

Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.
Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$—
FINRA filing fee	$4,129
Legal	$1,000,000	*
Printing	$300,000	*
Accounting	$200,000	*
Blue Sky Expenses	$300,000	*
Advertising and sales literature	$700,000	*
Due Diligence	$375,000	*
Miscellaneous fees and expenses	$500,000	*
Total	$3,379,129
* Amounts are estimates.
Item 28. Persons Controlled By Or Under Common Control
See “Management,” “Additional Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.
Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at October 28, 2025:

Number of
Record
Title of Class	Holders
Shares of Class A common stock	808
Shares of Class I common stock	1

Item 30. Indemnification
    Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act
    Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
    Our bylaws requires us to indemnify and advance expenses to the fullest extent permitted by law to (i) any present or former director or officer, (ii) any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) the Adviser or any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the 1940 Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Notwithstanding the foregoing, and in accordance with guidelines adopted by NASAA, our bylaws prohibit us from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, the Adviser and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) we have determined, in good faith, that the party seeking indemnification was acting or performing services on our behalf; (3) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is the Adviser, any of its affiliates, or any officer of the Company, the Adviser or an affiliate of the Adviser, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, the Adviser or an affiliate of the Adviser); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.
Item 31. Business and Other Connections of Adviser
A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors and Executive Officers,” and “Investment Advisory Agreement and Administration Agreement.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77270), and is incorporated herein by reference.
Item 32. Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:
(1)the Registrant, Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016;
(2)the transfer agent, Vistra USA, LLC, 125 E. Sir Francis Drake Blvd. Suite 301 Larkspur, CA 94939;
(3)the Custodian, Bank of New York, 525 William Penn Place, 8th Floor, Pittsburgh, Pennsylvania 15259 and U.S. Bank Trust Company, National Association, 1 Federal Street, 3rd Floor Boston, MA 02110;
(4)our investment adviser, Prospect Capital Management L.P., 700 S Rosemary Ave, Suite 204-148, West Palm Beach, FL 33401; and
(5)our administrator, Prospect Administration LLC, 700 S Rosemary Ave, Suite 204-148, West Palm Beach, FL 33401.
Item 33. Management Services

Not Applicable.
Item 34. Undertakings
We hereby undertake:
(1)to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;
(5)that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(iii)the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;
(6)that, for purpose of determining any liability under the Securities Act:
(i)the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and
(7)to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 28th day of October, 2025.

PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.

By	/s/ M. Grier Eliasek
Name:	M. Grier Eliasek
Title:	Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ M. Grier Eliasek M. Grier Eliasek	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	October 28, 2025
/s/ Kristin Van Dask Kristin Van Dask	Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)	October 28, 2025
*/s/ Andrew Cooper Andrew Cooper	Director	October 28, 2025
*/s/ William Gremp William Gremp	Director	October 28, 2025
*/s/ Eugene Stark Eugene Stark	Director	October 28, 2025

*By:	/s/ M. Grier Eliasek
M. Grier Eliasek
Attorney-in-fact

The original power of attorney authorizing M. Grier Eliasek to execute the Registration Statement, and any amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed have been executed and filed as an Exhibit to the Registration Statement filed on September 13, 2023.

INDEX TO EXHIBITS

Exhibit No.	Description
(n)(1)	Consent of Deloitte & Touche LLP
(r)	Amended Code of Ethics